     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 2005.

                                      REGISTRATION NOS. 333-       AND 811-10585
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-4
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                                                                             [X]
                          PRE-EFFECTIVE AMENDMENT NO.
                                                                             [ ]
                          POST-EFFECTIVE AMENDMENT NO.                       [ ]
                                      AND

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 6                              [X]
                            ------------------------

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT C
                           (EXACT NAME OF REGISTRANT)

                      MERRILL LYNCH LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                      1300 MERRILL LYNCH DRIVE, 2ND FLOOR
                          PENNINGTON, NEW JERSEY 08534
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
               DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                 (609) 274-6900
                            ------------------------

NAME AND ADDRESS OF AGENT FOR SERVICE:     COPY TO:
BARRY G. SKOLNICK, ESQ.                    STEPHEN E. ROTH, ESQ.
SENIOR VICE PRESIDENT AND GENERAL COUNSEL  MARY E. THORNTON, ESQ.
MERRILL LYNCH LIFE INSURANCE COMPANY       SUTHERLAND ASBILL & BRENNAN LLP
1300 MERRILL LYNCH DRIVE, 2ND FLOOR        1275 PENNSYLVANIA AVENUE, N.W.
PENNINGTON, NEW JERSEY 08534               WASHINGTON, D.C. 20004-2415

                            ------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
                            ------------------------

                     TITLE OF SECURITIES BEING REGISTERED:
   Units of interest in a separate account under flexible premium individual deferred variable annuity contracts.

                    EXHIBIT INDEX CAN BE FOUND ON PAGE C-13
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

----------------------------------------------------

MERRILL LYNCH LIFE VARIABLE ANNUITY
  SEPARATE ACCOUNT C (THE "SEPARATE ACCOUNT")
  FLEXIBLE PREMIUM INDIVIDUAL DEFERRED
  VARIABLE ANNUITY CONTRACT (THE "CONTRACT")
  issued by
  MERRILL LYNCH LIFE INSURANCE COMPANY
  HOME OFFICE:425 West Capital Avenue,                                    PROSPECTUS
  Suite 1800                                                                      , 2005
  Little Rock, Arkansas 72201                         MERRILL LYNCH INVESTOR CHOICE ANNUITY(SM) (CONSULTS
  SERVICE CENTER: P.O. Box 44222                                            SERIES)
  Jacksonville, Florida 32231-4222
  4804 Deer Lake Drive East
  Jacksonville, Florida 32246
  Phone: (800) 535-5549
  offered through
  MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
----------------------------------------------------

This Prospectus describes a flexible premium individual deferred variable annuity contract issued by Merrill Lynch Life Insurance Company ("we" or "us"). The Contract allows the owner (or "you") to accumulate a contract value, and later apply the annuity value to receive fixed annuity payments. This Prospectus provides basic information that you should know before investing. Please read it carefully and keep it for future reference.

The contract value you accumulate under the Contract will fluctuate daily, based on the investment performance of the Separate Account's subaccounts in which you invest. Each subaccount invests in one underlying portfolio. We do not guarantee how any of the portfolios will perform. INVESTING IN THIS CONTRACT INVOLVES RISKS, INCLUDING POSSIBLE LOSS OF SOME OR ALL OF YOUR INVESTMENT.

THE TAX ADVANTAGES TYPICALLY PROVIDED BY A VARIABLE ANNUITY ARE ALREADY AVAILABLE WITH TAX QUALIFIED PLANS, SUCH AS IRAS AND ROTH IRAS. YOU SHOULD CAREFULLY CONSIDER THE ADVANTAGES AND DISADVANTAGES OF OWNING A VARIABLE ANNUITY IN A TAX-QUALIFIED PLAN, AS WELL AS THE COSTS AND BENEFITS OF THE CONTRACT (INCLUDING THE ANNUITY INCOME AND DEATH BENEFITS), BEFORE YOU PURCHASE THE CONTRACT IN A TAX-QUALIFIED PLAN.

REPLACING YOUR EXISTING ANNUITY OR LIFE INSURANCE POLICY WITH THIS CONTRACT MAY NOT BE TO YOUR ADVANTAGE.

When you purchase your Contract, you must select one of four Classes of the Contract, each of which has a different surrender charge and asset-based insurance charge. The four available Classes of the Contract are:

> B Class                       > L Class
> C Class                       > XC Class

If you select the XC Class, we will add a bonus amount to your contract value each time you make a premium payment. In certain circumstances, we may take back all or a portion of the bonus amount. The overall expenses for the XC Class will be higher than the expenses for a similar Contract that does not pay a bonus amount. Selecting the XC Class may be beneficial to you only if you own the Contract for a sufficient length of time, and the investment performance of the Separate Account's subaccounts in which you invest is sufficient to compensate for its higher expenses. Over time, the value of the bonus amount(s) could be more than offset by higher expenses.

We put your premium payments as you direct into one or more subaccounts of the Separate Account. In turn, we invest each subaccount's assets in the following corresponding portfolios ("Funds"):

[ ]  MLIG VARIABLE INSURANCE TRUST
      Roszel/Lord Abbett Large Cap Value Portfolio
      Roszel/Levin Large Cap Value Portfolio
      Roszel/MLIM Relative Value Portfolio *
      Roszel/Fayez Sarofin Large Cap Core Portfolio
      Roszel/INVESCO-NAM Large Cap Core Portfolio *
      Roszel/Nicholas-Applegate Large Cap Growth Portfolio
      Roszel/Rittenhouse Large Cap Growth Portfolio
      Roszel/Seneca Large Cap Growth Portfolio *
      Roszel/Valenzuela Mid Cap Value Portfolio
      Roszel/Seneca Mid Cap Growth Portfolio *
      Roszel/NWQ Small Cap Value Portfolio
      Roszel/Delaware Small-Mid Cap Growth Portfolio
      Roszel/Lazard International Portfolio
      Roszel/William Blair International Portfolio
      Roszel/Lord Abbett Government Securities Portfolio
      Roszel/MLIM Fixed-Income Portfolio

[ ]  FAM VARIABLE SERIES FUNDS, INC.
      Domestic Money Market V.I. Fund

*Currently closed to allocations of premium and transfers of contract value

PURCHASES AND REDEMPTIONS OF FUND SHARES; REINVESTMENT. The Separate Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Separate Account are automatically reinvested at net asset value in additional shares of the Funds.

Please read the current prospectus for each of the Funds available through this Contract carefully before investing and retain them for future reference.

To learn more about the Contract, you may want to read the Statement of
Additional Information dated             , 2005 (known as the "SAI"). For a free
copy of the SAI, simply call or write us at the phone number or address noted above. We have filed the SAI with the U.S. Securities and Exchange Commission ("SEC") and have incorporated it by reference into this Prospectus. (It is legally a part of this Prospectus.) The SAI's table of contents appears at the end of this Prospectus.

The SEC maintains a web site that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE CONTRACTS OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------
  NOT FDIC INSURED         MAY LOSE VALUE       NO BANK GUARANTEE

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

DEFINITIONS.................................................     1
FEE TABLE...................................................     2
  Examples..................................................     4
CAPSULE SUMMARY OF THE CONTRACT.............................     5
  Your Contract in General..................................     5
     Tax-Deferred Accumulation..............................     5
     Accumulation and Annuity Periods.......................     6
     Death Benefit..........................................     6
     Retirement Savings Vehicle.............................     6
     The Separate Account...................................     6
     State Variations.......................................     6
     Other Contracts We Issue...............................     7
  The Classes...............................................     7
  Premiums..................................................     7
     Premium Flexibility....................................     7
     Contributions..........................................     8
     Maximum Premium........................................     8
     Right to Refuse Premiums...............................     8
     Automatic Investment Feature...........................     8
     Premium Allocation.....................................     8
     Maximum Number of Subaccounts..........................     8
     Funds Available for Investment.........................     8
  Transfers Among Subaccounts...............................     9
     Limitation on Transfers................................     9
     Minimum Amounts........................................     9
     Transfer Programs......................................     9
  Partial Withdrawals and Surrender.........................     9
     Partial Withdrawals....................................     9
     Systematic Withdrawal Program..........................     9
     Surrender..............................................     9
     Surrender Charge.......................................     9
     Tax Consequences.......................................    10
  Death Benefits............................................    10
     Standard Death Benefit.................................    10
     GMDB Options...........................................    10
     Additional Death Benefit...............................    10
  Annuity Payments..........................................    10
  Fees and Charges..........................................    11
     Asset-Based Insurance Charge...........................    11
     Surrender Charge.......................................    11
     Contract Fee...........................................    11
     Transfer Fee...........................................    11
     Guaranteed Minimum Death Benefit Charge................    11
     Additional Death Benefit Charge........................    11
     Guaranteed Minimum Income Benefit Charge...............    11
     Premium Taxes..........................................    11
     Redemption Fee.........................................    11
     Fund Expenses..........................................    12
     Current/Maximum Fees and Charges.......................    12
  Ten Day Right to Review ("Free Look").....................    12
  Replacement of Contracts..................................    12


MERRILL LYNCH LIFE INSURANCE COMPANY AND THE SEPARATE
  ACCOUNT...................................................    12
  Merrill Lynch Life Insurance Company......................    12
  The Separate Account......................................    12
  Segregation of Separate Account Assets....................    13
  Number of Subaccounts; Subaccount Investments.............    13
INVESTMENTS OF THE SEPARATE ACCOUNT.........................    14
  General Information and Investment Risks..................    14
  MLIG Variable Insurance Trust.............................    14
  FAM Variable Series Funds, Inc. ..........................    20
  Certain Payments We Receive With Regard to the Funds......    20
  Other Share Classes and Portfolios........................    20
  Purchases and Redemptions of Fund Shares; Reinvestment....    20
  Substitution of Investments...............................    20
FEATURES AND BENEFITS OF THE CONTRACT.......................    21
  Ownership of the Contract.................................    21
  Issuing the Contract......................................    22
     Issue Age..............................................    22
     Information We Need To Issue The Contract..............    22
  Ten Day Right to Review ("Free Look").....................    22
  Classes...................................................    22
  Bonus Payment and Recapture...............................    23
  Premiums..................................................    25
     Minimum and Maximum Premiums...........................    25
     How to Make Payments...................................    25
     Automatic Investment Feature...........................    25
     Premium Investments....................................    26
  Accumulation Units........................................    26
  How Are My Contract Transactions Priced?..................    27
  How Do We Determine The Number of Units?..................    27
  Transfers Among Subaccounts...............................    28
     General................................................    28
     Disruptive Trading.....................................    28
  Dollar Cost Averaging Program.............................    30
     What Is It?............................................    30
     Participating in the DCA Program.......................    30
     Minimum Amounts........................................    30
     When Do We Make DCA Transfers?.........................    30
  Asset Allocation Program..................................    30
     General................................................    30
     Asset Allocation Models................................    31
     Changes to the Composition of Asset Allocation
      Models................................................    31
     Initial Allocation to the Selected Asset Allocation
      Model.................................................    31
     Quarterly Rebalancing..................................    32
     Allocation of Future Premiums..........................    32
     Other Information......................................    32
  Rebalancing Program.......................................    33
  Partial Withdrawals.......................................    33
     When and How Partial Withdrawals are Made..............    33
     Minimum Amounts........................................    34
     Systematic Withdrawal Program..........................    34
  Surrenders................................................    35
  Death of Annuitant Prior to Annuity Date..................    36


  Death Benefit.............................................    36
     Standard Death Benefit.................................    36
     GMDB Options...........................................    36
       GMDB Base - Return of Premium........................    37
       GMDB Base - Maximum Anniversary Value................    37
       GMDB Base - Greater of Maximum Anniversary Value and
        Roll-Up.............................................    37
     Change of Owner........................................    39
     GMDB Limitation........................................    39
     GMDB Charge............................................    39
  Additional Death Benefit..................................    39
     ADB Limitation.........................................    40
     Change of Owner........................................    40
     ADB Charge.............................................    41
  Payment of Death Benefit..................................    41
  Spousal Beneficiary Continuation Option...................    42
  Payments to Contract Owners...............................    42
  Contract Changes..........................................    43
  Annuity Payments..........................................    43
     Evidence of Survival...................................    44
     Misstatement of Age or Sex.............................    44
  Annuity Options...........................................    44
     Death of Owner During the Annuity Period...............    44
     Death of Annuitant During the Annuity Period...........    44
  How We Determine Present Value of Future Guaranteed
     Annuity Payments.......................................    45
  Guaranteed Minimum Income Benefit.........................    46
     General................................................    46
     How We Determine the Amount of Your Minimum Guaranteed
      Income................................................    46
     GMIB Base..............................................    47
     GMIB MAV Base..........................................    47
     GMIB Roll-Up Base......................................    47
     GMIB Limitations.......................................    49
     Allocation Guidelines and Restrictions.................    49
     Conditions for Electing to Receive Income Payments.....    49
     Available Annuity Options..............................    50
     Change of Annuitant....................................    50
     GMIB Charge............................................    50
  Gender-Based Annuity Purchase Rates.......................    50
  Misstatement of Age or Sex................................    50
  Inactive Contract.........................................    51
CHARGES, DEDUCTIONS, AND CREDITS............................    51
  Asset-Based Insurance Charge..............................    51
  Surrender Charge..........................................    51
     When Imposed...........................................    51
  How The Surrender Charge Works............................    52
     How Deducted...........................................    53
  Pro Rata Deductions.......................................    53
  Contract Fee..............................................    53
  Transfer Fee..............................................    53
  GMDB Charge...............................................    53
  ADB Charge................................................    54


  GMIB Charge...............................................    54
  Other Charges.............................................    54
     Redemption Fee.........................................    54
     Tax Charges............................................    55
     Fund Expenses..........................................    55
     Changes in Contract Charges or Fees....................    55
     Premium Taxes..........................................    55
  Contract Credits..........................................    55
FEDERAL INCOME TAXES........................................    56
  Tax Status of the Contract................................    57
     Diversification Requirements...........................    57
     Owner Control..........................................    57
     Required Distributions.................................    57
     Nonqualified...........................................    57
     Other Rules............................................    57
  Taxation of Annuities.....................................    57
     In General.............................................    57
     Withdrawals and Surrenders.............................    57
     Annuity Payments.......................................    58
     Taxation of Death Benefit Proceeds.....................    58
  Penalty Tax on Some Withdrawals...........................    58
  Transfers, Assignments, or Exchanges of a Contract........    58
  Withholding...............................................    59
  Multiple Contracts........................................    59
  Possible Changes In Taxation..............................    59
  Possible Charge For Our Taxes.............................    59
  Foreign Tax Credits.......................................    59
  Taxation of Qualified Contracts...........................    59
  Individual Retirement Annuities...........................    59
     Traditional IRA........................................    59
     Roth IRAs..............................................    59
     Other Tax Issues For IRAs and Roth IRAs................    59
  Tax Sheltered Annuities...................................    59
PERFORMANCE INFORMATION.....................................    60
OTHER INFORMATION...........................................    61
  Notices and Elections.....................................    61
  Voting Rights.............................................    62
  Reports to Contract Owners................................    62
  Material Conflicts........................................    62
  Changes to the Separate Account...........................    62
  Selling the Contract......................................    63
  State Regulation..........................................    64
  Legal Proceedings.........................................    64
  Experts...................................................    64
  Legal Matters.............................................    64
  Registration Statements...................................    64
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL
  INFORMATION...............................................    65
APPENDIX A - Example of Bonus Payment and Recapture.........    66
APPENDIX B - Example of Maximum Anniversary Value GMDB......    67
APPENDIX C - Example of Greater of Maximum Anniversary Value
  GMDB and Roll-Up GMDB ....................................    68
APPENDIX D - Example of ADB.................................    69
APPENDIX E - Example of GMIB................................    70

DEFINITIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

- ACCUMULATION UNIT: A unit of measure used to determine the value of your interest in a subaccount during the accumulation period. There will be Class-distinct accumulation units for each subaccount.

- ACCUMULATION UNIT VALUE: The value of an accumulation unit during a valuation period. Class-distinct accumulation unit values are determined for each subaccount as of the close of trading (generally 4:00 p.m.(ET)) on each day the New York Stock Exchange is open.

- ANNUITANT: Any natural person(s) on whose life annuity payments are based. During the accumulation period, all references to the annuitant shall include any joint annuitants.

- ANNUITY DATE: The date on which you choose to begin receiving annuity payments.

- ANNUITY VALUE: The amount which will be applied to an annuity option on the annuity date. It is the contract value on the annuity date reduced by any charges for premium taxes and any other charges deducted on the annuity date.

- BENEFICIARY(IES): The person(s) or entity(ies) designated by you to receive payment of the death benefit provided under the Contract.

-  CONTRACT ANNIVERSARY: An anniversary of the contract date.

- CONTRACT DATE: The effective date of the Contract. This is usually the business day we receive your initial premium at our Service Center.

- CONTRACT VALUE: The total value of your interest in the Contract as of the end of the valuation period.

- CONTRACT YEAR: A one year period starting on the contract date and on each contract anniversary thereafter.

- INDIVIDUAL RETIREMENT ACCOUNT OR ANNUITY ("IRA"): A retirement arrangement meeting the requirements of Section 408 or 408A of the Internal Revenue Code ("IRC").

-  MATURITY DATE: The latest possible annuity date.

- MONTHAVERSARY: The contract date and the same calendar day of each successive month during the accumulation period. If the contract date falls on the 29(th), 30(th), or 31(st) and there is no corresponding date in a subsequent month, the monthaversary will be the last day of that month.

- NET INVESTMENT FACTOR: An index used to measure the investment performance of a subaccount from one valuation period to the next valuation period. There will be a Class-distinct net investment factor for each subaccount.

- NONQUALIFIED CONTRACT: A Contract issued in connection with a retirement arrangement other than a qualified arrangement described in the IRC.

- QUALIFIED CONTRACT: A Contract issued in connection with a retirement arrangement described under Section 401(a), 403(b), 408, or 408A of the IRC.

- QUARTERVERSARY: The same calendar day of each successive three month period during the accumulation period, beginning with the contract date. If the contract date falls on the 29(th), 30(th), or 31(st) and there is no corresponding date in a subsequent third month, the quarterversary will be the last day of that third month.


- SURRENDER VALUE: The amount available upon surrender of the Contract. It is equal to the contract value reduced by any charges which apply upon surrender, including the surrender charge, and any bonus amounts which are recaptured upon surrender, and increased by any credits, which are added upon surrender.


- TAX SHELTERED ANNUITY: A Contract issued in connection with a retirement arrangement that receives favorable tax status under Section 403(b) of the IRC.

- VALUATION PERIOD: The interval from one determination of the accumulation unit value for a subaccount to the next such determination.

FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer contract value between the subaccounts. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

                Sales Load Imposed on Premiums                     None
         Surrender Charge
                                         AS A % OF PREMIUM WITHDRAWN
   COMPLETE YEARS ELAPSED SINCE
     PAYMENT OF EACH PREMIUM
                                    B CLASS   L CLASS   C CLASS  XC CLASS
             0 years                  7.0%      6.0%     2.0%      8.0%
              1 year                  6.0%      5.0%     0.0%      8.0%
             2 years                  5.0%      4.0%     0.0%      7.0%
             3 years                  4.0%      3.0%     0.0%      7.0%
             4 years                  3.0%      0.0%     0.0%      6.0%
             5 years                  2.0%      0.0%     0.0%      6.0%
             6 years                  1.0%      0.0%     0.0%      5.0%
             7 years                  0.0%      0.0%     0.0%      4.0%
             8 years                  0.0%      0.0%     0.0%      3.0%
             9 years                  0.0%      0.0%     0.0%      0.0%

                                                        CURRENT  MAXIMUM
                                                        -------  --------
         Transfer Fee(1)                                  $25      $30

-------------------------------
(1) There is no charge for the first 12 transfers in a contract year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses. This table also includes the charges you will pay if you add optional riders to your Contract.

PERIODIC CHARGES OTHER THAN FUND EXPENSES

SEPARATE ACCOUNT ANNUAL EXPENSES (AS A
PERCENTAGE OF AVERAGE DAILY NET ASSETS IN THE
SUBACCOUNTS)                                        B CLASS   L CLASS   C CLASS   XC CLASS
     Maximum Asset-Based Insurance Charge            2.00%     2.00%     2.00%      2.00%
     Current Asset-Based Insurance Charge            1.25%     1.45%     1.60%      1.65%

                                                                  CURRENT            MAXIMUM
OTHER CHARGES
     Annual Contract Fee(2)                                          $50                $75
ANNUAL CHARGE FOR OPTIONAL RIDERS(3)
     Return of Premium GMDB(4)                                      0.15%              0.40%
     Maximum Anniversary Value GMDB(4)                              0.25%              0.65%
     Roll-Up GMDB(4)                                                0.50%              1.00%
     Greater of Maximum Anniversary Value and Roll-Up
       GMDB(4)                                                      0.55%              1.20%
     ADB(5)                                                         0.25%              0.50%
     GMIB(6)                                                        0.50%              0.90%

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

RANGE OF EXPENSES FOR THE FUNDS(7)                              MINIMUM        MAXIMUM
TOTAL ANNUAL FUND OPERATING EXPENSES (total of all expenses
  that are deducted from Fund assets, including management
  fees, 12b-1 fees, shareholder service fees, and other
  expenses)
NET ANNUAL FUND OPERATING EXPENSES (total of all expenses
  that are deducted from Fund assets, including management
  fees, 12b-1 fees, shareholder service fees, and other
  expenses - after any contractual waivers or reimbursements of fees and expenses)(8)

-------------------------------

(2) The contract fee will be assessed annually on each contract anniversary and upon surrender or annuitization only if the greater of contract value (less uncollected charges) or premiums (less withdrawals) is less than $50,000.

(3) Each of these charges will be calculated on each monthaversary by multiplying the respective base by the respective current charge percentage and dividing the resulting amount by 12. The sum of the charges calculated on each of the three previous monthaversaries is collected on each quarterversary. If you terminate these riders at any time other than on a quarterversary, we will deduct from the contract value a pro rata amount of any charges that would be collected on the next quarterversary. We won't deduct these charges after the annuity date.

(4) The GMDB Base is generally the minimum value that would be paid under the applicable GMDB. For more information, see "Death Benefit."

(5) The ADB Base is the contract value. For more information, see "Additional Death Benefit."

(6) The GMIB Base is the amount used to calculate the monthly income payable under the GMIB. For more information, see "Guaranteed Minimum Income Benefit."

(7) The Fund expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2004 or estimated for the current year. Current or future expenses may be greater or less than those shown. The investment adviser for certain Funds may voluntarily reimburse or waive Fund expenses. For more information about these arrangements, consult the prospectuses for the Funds.

(8) The range of Net Annual Fund Operating Expenses takes into account contractual arrangements for certain Funds that require the investment adviser to reimburse or waive fund expenses above a specified threshold until at least May 1, 2005. For more information about these arrangements, consult the prospectuses for the Funds.

                                    EXAMPLES

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner Transaction Expenses, current Separate Account Annual Expenses, the current Annual Contract Fee, the current Greater of Maximum Anniversary Value and Roll-Up GMDB Charge, the current ADB Charge, the current GMIB Charge, and Annual Fund Operating Expenses.

EXAMPLE 1. This Example assumes that you invest $10,000 in a B Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)  If you surrender the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

EXAMPLE 2. This Example assumes that you invest $10,000 in an L Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)  If you surrender the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

EXAMPLE 3. This Example assumes that you invest $10,000 in a C Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)  If you surrender the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

EXAMPLE 4. This Example assumes that you invest $10,000 in an XC Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)  If you surrender the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

The Examples reflect the $50 contract fee as 0.05% based on our estimates of anticipated contract size. Contractual waivers and reimbursements are reflected in the first year of the Example, but not in subsequent years. See the "Charges, Deductions, and Credits" section in this Prospectus and the Fund prospectuses for a further discussion of fees and charges.

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATES OF RETURN OF ANY FUND. ACTUAL EXPENSES AND ANNUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR THE PURPOSE OF THE EXAMPLES.

Because the Contracts were not offered for sale prior to             , 2005,
condensed financial information is not available.

CAPSULE SUMMARY OF THE CONTRACT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This summary provides only a brief overview of the more important features of the Contract. You may obtain more detailed information about the Contract later in this prospectus and in the Statement of Additional Information ("SAI"). PLEASE READ THIS PROSPECTUS CAREFULLY.

                            YOUR CONTRACT IN GENERAL

   - TAX-DEFERRED ACCUMULATION. This annuity is a contract between you (the contract owner) and us in which you agree to make one or more payments to us and, in return, we agree to make a series of payments to you at a later date. For non-qualified contracts, the Contract gives you the opportunity to accumulate earnings on your contract value that are tax-deferred until:

           - you take money out of the Contract by surrender or partial withdrawal,

           -  we make annuity payments to you,

           -  or we pay the death benefit.

     The Contract is available as a nonqualified contract or tax sheltered annuity or may be issued as an IRA, Roth IRA, or SEP IRA, or purchased through an established IRA, Roth IRA, SIMPLE IRA, or SEP IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Distributor" or "MLPF&S"). Federal law limits maximum annual contributions to qualified contracts. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity.

A VARIABLE ANNUITY PROVIDES TAX DEFERRED GROWTH POTENTIAL. THE TAX ADVANTAGES TYPICALLY PROVIDED BY A VARIABLE ANNUITY ARE ALREADY AVAILABLE WITH TAX-QUALIFIED PLANS, INCLUDING IRAS AND ROTH IRAS. YOU SHOULD CAREFULLY CONSIDER THE ADVANTAGES AND DISADVANTAGES OF OWNING A VARIABLE ANNUITY IN A TAX-QUALIFIED PLAN, AS WELL AS THE COSTS AND BENEFITS OF THE CONTRACT (SUCH AS THE ANNUITY INCOME AND DEATH BENEFITS), BEFORE YOU PURCHASE THE CONTRACT IN A TAX-QUALIFIED PLAN.

      Your contract value will increase or decrease depending on the investment performance of the subaccounts to which you allocate premiums and transfer contract value, the premiums you pay, the fees and charges we deduct, and the effects of any Contract transactions (such as transfers and partial withdrawals) on your contract value.

   - ACCUMULATION AND ANNUITY PERIODS. Like all deferred annuities, the Contract has two phases: the "pay-in" or accumulation period and the "payout" or annuity period. During the accumulation period, you can allocate premiums and transfer contract value among any combination of subaccounts offered under the Contract. The annuity period begins once you start receiving regular annuity payments from the Contract. You may receive annuity payments under one of the available fixed annuity payment options. The contract value you accumulate during the accumulation period will determine the dollar amount of any annuity payments you receive.

   - DEATH BENEFIT. The Contract also provides a death benefit payable if the owner (or the first owner to die, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) dies before the annuity date.

   - RETIREMENT SAVINGS VEHICLE. The Contract is designed to be a long-term investment in order to provide annuity benefits for you. If you withdraw money from the Contract prematurely, you may incur substantial charges. In addition, any money you take out of the Contract to the extent of gain is subject to tax, and if taken before age 59 1/2 may also be subject to a 10% federal penalty tax. FOR THESE REASONS, YOU NEED TO CONSIDER YOUR CURRENT AND SHORT-TERM INCOME NEEDS CAREFULLY BEFORE YOU DECIDE TO BUY THE CONTRACT.

   - THE SEPARATE ACCOUNT. You may allocate premium(s) among all the available subaccounts. Each subaccount invests exclusively in one of the Funds listed in the beginning of this Prospectus. We reserve the right to offer other subaccounts in the future. Your investment returns on amounts you allocate to the subaccounts will fluctuate each day with the investment performance of those subaccounts and will be reduced by Contract fees and charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

   - STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from those described in this Prospectus. This Prospectus provides a general description of the Contracts. Your actual Contract and any riders or endorsements are the controlling documents. If you would like to review a copy of the Contract or any riders or endorsements, contact our Service Center.

   - OTHER CONTRACTS WE ISSUE. We offer other variable annuity contracts that are available in different markets and have different fund selections. To obtain more information about these contracts, contact our Service Center or your Financial Advisor.
       FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF
       CONTRACTS, SEE "OTHER INFORMATION - SELLING THE CONTRACT."

                                  THE CLASSES

   - The Contract allows you to select one of four different charge structures based on your specific situation. Each different charge structure is referred to as a "Class." Each Class imposes a different level of surrender charge and asset-based insurance charge. Your Financial Advisor can assist you in selecting the Class that is right for you, based on your needs and preferences. Prior to issuance, you must select one of the four available Classes of the Contract:

           - B CLASS, which imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 years following the premium payment, and an asset-based insurance charge of 1.25% of subaccount assets (guaranteed not to exceed 2.00%);

           - L CLASS, which imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 years following the premium payment, and an asset-based insurance charge of 1.45% of subaccount assets (guaranteed not to exceed 2.00%);

           - C CLASS, which imposes a surrender charge on withdrawals equal to 2.0% of each premium payment during the first year following the payment of each premium and an asset-based insurance charge of 1.60% of subaccount assets (guaranteed not to exceed 2.00%); and

           - XC CLASS, which imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium payment, reducing over 9 years following the premium payment, and an asset-based insurance charge of 1.65% of subaccount assets (guaranteed not to exceed 2.00%). If you select this Class, we will add a bonus amount to your contract value each time you make a premium payment. Under certain circumstances, we may recapture all or a portion of the bonus amount.

                                    PREMIUMS

   - PREMIUM FLEXIBILITY. Generally, before the annuity date you can pay premiums as often as you like. The initial premium payment must be $10,000 or more. Subsequent premiums must be $50 or more. The minimum premiums do not vary by Class.

   - The Contract may be issued as a non-qualified contract or an IRA Contract, Roth IRA Contract, SEP IRA Contract, or tax sheltered annuity Contract or purchased through an established IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account with MLPF&S. Federal law limits maximum annual contributions to the Contract. For IRA Contracts, Roth IRA Contracts, SEP IRA Contracts, or tax sheltered annuity Contracts, we accept the following as initial premiums:

           - rollover contributions from certain qualified plans, 403(b) plans, governmental 457(b) plans, and IRAs;
           -  amounts transferred from another IRA; and
           - contributions made pursuant to a Simplified Employee Pension up to certain limits.

      Additional premiums will be accepted but cannot exceed the annual contribution limits for a calendar year, as specified under the IRC. Withdrawals from tax sheltered annuities are restricted. The contract owner must determine whether any premium qualifies as a permissible contribution subject to favorable tax treatment under the IRC. The contract owner must also determine whether such amount qualifies as a permissible rollover contribution for income tax purposes.

   - CONTRIBUTIONS. Under Federal law for 2005, you may contribute up to $4,000 to all IRAs, IRA Accounts, Roth IRA, and Roth IRA Accounts. The maximum contribution limit is increased to $4,500 if you will be age 50 or older by December 31, 2005. Excess premiums will be assessed with a 6% Federal penalty each year until the excess money is withdrawn from the account. Maximum contributions may vary each year. Please contact a tax advisor for further information.

   - MAXIMUM PREMIUM. We may refuse to issue a Contract or accept additional premiums if the total premiums paid under all variable annuity contracts issued by us or our affiliate, ML Life Insurance Company of New York, and owned by you (or any co-owner or the annuitant, if the contract owner is a non-natural person) exceed $1,000,000.

   - RIGHT TO REFUSE PREMIUMS. We reserve the right to refuse to accept any premium payments. No additional premiums may be paid on or after the owner's (or older co-owner's or annuitant's, if the owner is a non-natural person) 85(th) birthday.

   - AUTOMATIC INVESTMENT FEATURE. Under the automatic investment feature, you can make subsequent premium payments systematically from your Merrill Lynch brokerage account. For more information, see "Automatic Investment Feature."

   - PREMIUM ALLOCATION. As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest your contract value. If your state requires us to return your premium(s) in the event you exercise your right to cancel the Contract, we will place your premium(s) into the Mercury Domestic Money Market V.I. Subaccount for the first 14 days following the contract date. After 14 days, we'll put the money into the subaccounts you've selected or according to the composition of the asset allocation model you've selected in effect at that time. If you have not made any withdrawals and we have placed your premiums in the Mercury Domestic Money Market V.I. Subaccount for 14 days as described above, we guarantee we will allocate at least your premiums to your selected subaccounts after the 14 day period, regardless of charges or investment performance. We reserve the right to discontinue providing this guarantee for Contracts issued after a specified date. If your state permits us to return the contract value in the event you exercise your right to cancel the Contract, we'll invest your premium immediately in the subaccounts you've selected or according to the composition of the asset allocation model you've selected in effect at that time. However, for Contracts issued in California, for contract owners who are 60 years of age or older, we will put all premiums in the Mercury Domestic Money Market V.I. Subaccount for the first 35 days following the contract date, unless the contract owner directs us to invest the premiums immediately in other subaccounts. We will not provide the guarantee discussed above to contract owners, in states where we return contract value, who elect to put their premiums into the Mercury Domestic Money Market V.I. Subaccount. We also will not provide this guarantee to Contracts issued in California for contract owners who are 60 years of age or older, whose premiums are invested in the Mercury Domestic Money Market V.I. Subaccount.

   - MAXIMUM NUMBER OF SUBACCOUNTS. Currently, you may allocate premiums or contract value among all of the available subaccounts. Generally, within certain limits you may transfer contract value periodically among subaccounts.

   - FUNDS AVAILABLE FOR INVESTMENT. The Funds available for investment are listed at the beginning of this Prospectus. Each subaccount invests in a corresponding Fund. If you want detailed information about the investment objectives of the Funds, see "Investments of the Separate Account" and the prospectuses for the Funds.

                          TRANSFERS AMONG SUBACCOUNTS

   - LIMITATION ON TRANSFERS. Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. However, you may not currently transfer contract value into the Roszel/MLIM Relative Value Subaccount, the Roszel/INVESCO-NAM Large Cap Core Subaccount, the Roszel/Seneca Large Cap Growth Subaccount, and the Roszel/Seneca Mid Cap Growth Subaccount. You may make more than twelve transfers among available subaccounts during a contract year, but we will charge $25 per extra transfer (guaranteed not to exceed $30). See "Transfers Among Subaccounts." We may impose additional restrictions on transfers that violate our Disruptive Trading Procedures. See "Transfers Among Subaccounts - Disruptive Trading."

   - MINIMUM AMOUNTS. Your transfer from a subaccount must be for a minimum of $100 or the total value in a subaccount, if less. Your minimum value remaining in a subaccount after a transfer must be at least $100, or we will transfer the total subaccount value.

   - TRANSFER PROGRAMS. Specialized transfer programs are available at no additional cost under the Contract. You cannot use more than one such program at a time.

           - First, we offer a Dollar Cost Averaging Program where money you've put in a designated subaccount is systematically transferred monthly or quarterly into other subaccounts you select without charge. The program may allow you to take advantage of fluctuations in accumulation unit values, over time. There is no guarantee that Dollar Cost Averaging will result in lower average prices or protect against market loss. (See "Dollar Cost Averaging Program.")

           - Second, through participation in the Asset Allocation Program, you may select one of five asset allocation models. Unless you instruct us otherwise, your contract value is automatically rebalanced at the end of each calendar quarter based on the asset allocation model selected (See "Asset Allocation Program").

           - Third, you may choose to participate in the Rebalancing Program where we automatically reallocate your contract value quarterly, semi-annually, or annually in order to maintain a particular percentage allocation among the subaccounts that you select. (See "Rebalancing Program.")

                       PARTIAL WITHDRAWALS AND SURRENDER

   - PARTIAL WITHDRAWALS. At any time prior to the annuity date, you may submit a written request to withdraw part of your surrender value, subject to the following rules.

           -  You must request at least $100.
           - Surrender charges may apply and, for XC Class Contracts, bonus amounts may be recaptured.
           - We will not process a withdrawal which would reduce the surrender value below $5,000.

   - SYSTEMATIC WITHDRAWAL PROGRAM. Additionally, under a Systematic Withdrawal Program, you may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually, or annually. For more information, see "Systematic Withdrawal Program."

   - SURRENDER. At any time prior to annuitization, you may submit a written request to surrender your Contract and receive its surrender value. A surrender may be subject to a surrender charge and, for XC Class Contracts, any bonus amounts subject to recapture will be deducted.

   - SURRENDER CHARGE. Surrenders and partial withdrawals may be subject to a surrender charge with the amount of the charge and the period that it applies depending on the Class (see "Surrender Charge"). However, we won't impose a surrender charge to the extent that withdrawals from the Contract in a contract year do not exceed the "free withdrawal amount" determined as of the date of the withdrawal request. The "free withdrawal amount" equals the greater of
(a) the sum of: 10% of each premium subject to a surrender charge (not to exceed the amount of each premium that had not been previously withdrawn as of the beginning of the contract year), less any prior withdrawals during that contract year; and (b) the gain in the Contract plus premiums remaining in the Contract that are no longer subject to a surrender charge. The gain in the Contract equals the excess, if any, of the contract value (less uncollected charges and any bonus amounts subject to recapture) just prior to the withdrawal over total premiums paid into the Contract less prior withdrawals of these premiums.


   - TAX CONSEQUENCES. A partial withdrawal or surrender may have adverse tax consequences, including the imposition of a penalty tax on withdrawals prior to age 59 1/2. Withdrawals from tax sheltered annuities are restricted. (See "Federal Income Taxes").


                                 DEATH BENEFITS


   - STANDARD DEATH BENEFIT. The Contract provides a death benefit if you die before the annuity date. Unless you select an optional guaranteed minimum death benefit ("GMDB"), the death benefit equals the contract value, less uncollected charges and any bonus amounts subject to recapture on the owners death. If any owner (or the annuitant, if the owner is a non-natural person) is over the age of 75 on the contract date, the GMDB options are not available so the standard death benefit will apply. If the standard death benefit applies, no minimum amount is guaranteed and the death benefit will fluctuate based on the investment performance of the subaccounts in which you invest.


   - GMDB OPTIONS. For an additional charge, you may elect one of the following GMDB options:

           -  Return of Premium

           -  Maximum Anniversary Value

           -  Greater of Maximum Anniversary Value and Roll-Up


   If you elect a GMDB option, the death benefit will not be less than the applicable GMDB Base.


   - ADDITIONAL DEATH BENEFIT. Contract owners may elect the Additional Death Benefit ("ADB") for an additional charge, if any owner (or the annuitant, if the owner is a non-natural person) is not over the age of 75 on the contract date. The ADB is an optional rider that may provide, on the death of the owner, an additional death benefit that may be used to help defray some or all of the expenses attributable to taxes payable on death benefit proceeds paid under the Contract.

   You can find more detailed information about the death benefit, the GMDB options, and the ADB, and how they are calculated, including age limitations that apply, under "Death Benefit" and "Additional Death Benefit."

   The payment of a death benefit may have tax consequences (see "Federal Income Taxes").

                                ANNUITY PAYMENTS

   - Annuity payments begin on the annuity date and are made under the annuity option you select.


   - You may select an annuity date that may not be earlier than the first Contract anniversary and may not be later than the maturity date. For nonqualified contracts, the maturity date is the oldest annuitant's 95th birthday. The annuity date for IRA or tax sheltered annuity Contracts is generally when the owner/annuitant reaches age 70 1/2. If you do not select an annuity date, the annuity date is the maturity date. Details about the annuity options available under the Contract can be found under "Annuity Options."


   -  Annuity payments may have tax consequences (see "Federal Income Taxes").

   - If the annuitant and any joint annuitant are not over the age of 75 on the contract date, you may elect the Guaranteed Minimum Income Benefit ("GMIB") for an additional charge. The GMIB is an optional rider that provides you the ability to receive guaranteed minimum monthly fixed payments in the future if you annuitize under the terms and conditions of the GMIB rider.

                                FEES AND CHARGES

   - ASSET-BASED INSURANCE CHARGE. We currently impose an asset-based insurance charge to cover expenses and certain risks. The amount of the charge varies by Class. We deduct the asset-based insurance charge daily from the net asset value of the subaccounts. We don't deduct this charge after the annuity date.

   - SURRENDER CHARGE. We may impose a surrender charge only if you surrender or take a withdrawal from your Contract. The amount and period of the surrender charge varies by Class.

   - CONTRACT FEE. If the greater of contract value (less uncollected charges) or premiums (less withdrawals), is less than $50,000, we currently impose a $50 contract fee on each contract anniversary and upon surrender or annuitization to reimburse us for expenses related to maintenance of these Contracts. This contract fee will not exceed $75. We don't deduct this fee upon payment of a death benefit or after the annuity date.

   - TRANSFER FEE. You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we will charge you $25 (guaranteed not to exceed $30) for each extra transfer. We deduct this fee pro rata from the amount transferred. Transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge.

   - GUARANTEED MINIMUM DEATH BENEFIT CHARGE. If you elect a GMDB, we deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We won't deduct this charge after the annuity date. The GMDB charge varies according to the type of GMDB that you choose. The amount of the GMDB charge is calculated on each monthaversary by multiplying the applicable GMDB Base by the current annual GMDB charge percentage and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the GMDB charges calculated on each of the three previous monthaversaries. If the GMDB rider is terminated at any time other than on a quarterversary, we will deduct from the contract value a pro rata amount of any charges that would be collected on the next quarterversary.

   - ADDITIONAL DEATH BENEFIT CHARGE. If you elect the ADB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We won't deduct this charge after the annuity date. The amount of the ADB charge is calculated on each monthaversary by multiplying the contract value by the current annual ADB charge percentage and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the ADB charges calculated on each of the three previous monthaversaries. If the ADB is terminated at any time other than on a quarterversary, we will deduct from the contract value a pro rata amount of any charges that would be collected on the next quarterversary.

   - GUARANTEED MINIMUM INCOME BENEFIT CHARGE. If you elect the GMIB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We won't deduct this charge after the annuity date. The amount of the GMIB charge is calculated on each monthaversary by multiplying the GMIB Base by the current annual GMIB charge percentage and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the GMIB charges calculated on each of the three previous monthaversaries. If the GMIB rider is terminated at any time other than on a quarterversary, we will deduct from the contract value a pro rata amount of any charges that would be collected on the next quarterversary.

   - PREMIUM TAXES. On the annuity date, we deduct a charge for any premium taxes imposed by a state. Premium tax rates vary from jurisdiction to jurisdiction. They currently range from 0% to 4.0%. In some jurisdictions, we deduct a charge for premium taxes from any withdrawal, surrender, or death benefit payment.

   - REDEMPTION FEE. We reserve the right to impose a redemption fee upon a transfer from one subaccount to another or to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

   - FUND EXPENSES. You will bear the costs of advisory fees and operating expenses deducted from Fund assets.

   - CURRENT/MAXIMUM FEES AND CHARGES. We may change the current charges for the asset-based insurance charge, the Contract Fee, the Transfer Fee, the GMDB Charge, the ADB Charge, and the GMIB Charge, but the charges will never exceed the maximum charges listed in the Fee Table.
       YOU CAN FIND DETAILED INFORMATION ABOUT ALL FEES AND CHARGES IMPOSED
       ON THE CONTRACT UNDER "CHARGES, DEDUCTIONS, AND CREDITS."

                     TEN DAY RIGHT TO REVIEW ("FREE LOOK")

   - When you receive the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within 10 days after you receive the Contract, you may return it for a refund. The Contract will then be deemed void. Some states allow a longer period of time to return the Contract, particularly if the Contract is replacing another contract.

   - To receive a refund, return the Contract to the Service Center or to the Financial Advisor who sold it. The amount we return depends upon your state's requirements. Some states require us to return your premium(s) in the event you exercise your right to cancel the Contract, while others permit us to return the contract value less bonus amounts.

                               REPLACEMENT OF CONTRACTS

   - Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract or life insurance policy. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract, and the new Contract may impose a new surrender charge period. Before you buy a Contract, ask your Financial Advisor if purchasing a Contract will be advantageous, given the Contract's features, benefits, and charges compared to your existing contract.

   - You should talk to your tax advisor to make sure that a replacement purchase will qualify as a tax-free exchange. If you surrender your existing contract for cash and then buy the Contract, you may have to pay federal income taxes, including possible penalty taxes, on the surrender. Also, because we will not issue the Contract until we have received the initial premium from your existing insurance company, the issuance of the Contract may be delayed.

MERRILL LYNCH LIFE INSURANCE COMPANY AND THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      MERRILL LYNCH LIFE INSURANCE COMPANY

We are a stock life insurance company organized under the laws of the State of Washington on January 27, 1986 and engaged in the sale of life insurance and annuity products. We changed our corporate location to Arkansas on August 31, 1991. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"), a corporation whose common stock is traded on the New York Stock Exchange. Our financial statements can be found in the Statement of Additional Information. You should consider them only in the context of our ability to meet any Contract obligation.

                              THE SEPARATE ACCOUNT

The Merrill Lynch Life Variable Annuity Separate Account C (the "Separate Account") offers through its subaccounts a variety of investment options. Each option has a different investment objective.

We established the Separate Account on November 16, 2001. It is governed by Arkansas law, our state of domicile. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The Separate Account meets the definition of a separate account under the federal securities laws. The Separate Account's assets are segregated from all of our other assets.

                     SEGREGATION OF SEPARATE ACCOUNT ASSETS

Effect of              -  Obligations to contract owners and beneficiaries that arise
Segregation               under the Contract are our obligations.
                       -  We own all of the assets in the Separate Account.
                       -  The Separate Account's income, gains, and losses, whether or not realized, derived from Separate Account assets are
                          credited to or charged against the Separate Account without regard to our other income, gains, or losses.
                       -  The assets in each Separate Account will always be at least equal to the reserves and other liabilities of the Separate
                          Account.
                       -  If the Separate Account's assets exceed the required
                          reserves and other Contract liabilities, we may transfer the excess to our general account.
                       -  Under Arkansas insurance law the assets in the Separate
                          Account, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other
                          business we conduct nor may the assets of the Separate
                          Account be charged with any liabilities of other separate
                          accounts.

                 NUMBER OF SUBACCOUNTS; SUBACCOUNT INVESTMENTS

Subaccounts            -  There are 17 subaccounts currently available through the
                          Separate Account. All subaccounts invest in a corresponding
                          Fund.
                       -  The Roszel/MLIM Relative Value Subaccount, the
                          Roszel/INVESCO-NAM Large Cap Core Subaccount, the
                          Roszel/Seneca Large Cap Growth Subaccount, and the
                          Roszel/Seneca Mid Cap Growth Subaccount are currently closed to allocations of premium and transfers of contract value.
                          We may reopen these subaccounts in the future.
                       -  Subaccounts may be added or closed in the future.

Performance of         -  Although the investment objectives and policies of certain
Similar Funds             Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, subadviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to those of any other portfolio, even where
                          the investment adviser, subadviser, or manager is the same.
                       -  Certain Funds available through the Contract have names similar to funds not available through the Contract. The
                          performance of a fund not available through the Contract
                          does not indicate performance of a similarly named Fund
                          available through the Contract. Differences in portfolio
                          size, actual investments held, fund expenses, and other
                          factors all contribute to differences in fund performance.
                          For all these reasons, you should expect investment results to differ.

INVESTMENTS OF THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    GENERAL INFORMATION AND INVESTMENT RISKS

Information about investment objectives, management, policies, restrictions, expenses, risks, and all other aspects of fund operations can be found in the Funds' prospectuses and Statements of Additional Information. Read these carefully before investing. Fund shares are currently sold to our separate accounts, as well as separate accounts of ML Life Insurance Company of New York (an indirect wholly owned subsidiary of Merrill Lynch), and insurance companies not affiliated with us, to fund benefits under certain variable annuity and variable life insurance contracts. Shares of these Funds may be offered to certain pension or retirement plans.

Generally, you should consider the Funds as long-term investments and vehicles for diversification, but not as a balanced investment program. Many of these Funds may not be appropriate as the exclusive investment to fund a Contract for all contract owners. The Fund prospectuses also describe certain additional risks, including investing on an international basis or in foreign securities and investing in lower rated or unrated fixed income securities. There is no guarantee that any Fund will be able to meet its investment objectives. Meeting these objectives depends upon future economic conditions and upon how well Fund management anticipates changes in economic conditions.

                         MLIG VARIABLE INSURANCE TRUST

The MLIG Variable Insurance Trust is registered with the SEC as an open-end management investment company. We generally seek to make available under the Contracts subaccounts that invest in Portfolios of the MLIG Variable Insurance Trust that are subadvised by investment managers that are part of the Merrill Lynch Consults managed brokerage account program (the "Program") offered by our affiliate MLPF&S. However, at times, an investment manager may be placed "on hold" in the Program. An investment manager may be placed on hold for a variety of reasons including changes in key personnel, changes in investment process, performance, or other factors. During any period that an investment manager is "on hold," its investment team, process, and performance are being evaluated.

In order to keep the investment options under the Contract aligned with the Program, we may close a subaccount to allocations of premiums and transfers of contract value for Contracts issued on or after a specified date if that subaccount invests in a MLIG Trust Portfolio whose subadviser is an investment manager placed "on hold" within the Program by MLPF&S. Currently, four subaccounts are closed to allocations of premiums and transfers of contract value. We may reopen these subaccounts in the future.

Roszel Advisors, LLC ("Roszel Advisors"), located at 1300 Merrill Lynch Drive, 2nd Floor, Pennington, New Jersey 08534, serves as the investment manager of the MLIG Trust and each of the Portfolios. As investment manager, Roszel Advisors is responsible for overall management of the Trust and retains subadvisers ("advisers") to manage the assets of each Portfolio according to its investment objective and strategies. Roszel Advisors is an indirect subsidiary of Merrill Lynch. As the investment manager, it is paid fees by the Funds for its services. Roszel Advisors pays the subadvisory fees, not the Fund.

The following tables summarize each Fund's investment objective(s) and policies. There is no assurance that any of the Funds will achieve the stated objective(s).

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
ROSZEL/LORD ABBETT         The Portfolio seeks long-term capital appreciation. The
LARGE CAP VALUE            Portfolio pursues its investment objective by investing
PORTFOLIO                  primarily in large capitalization equity securities that the adviser believes are undervalued by the market. The
                           adviser's approach is to invest in stocks and sectors that it believes the market systematically misprices. The adviser emphasizes quantitative analysis of companies and seeks to identify one or more catalysts that are likely to increase a company's earnings over the next several years. On the
                           quantitative side, normalized earnings are a key factor in assessing a security's potential future value. The adviser uses macroeconomic and benchmark factors to manage risk and maximize risk-adjusted return for the Portfolio. Roszel
                           Advisors, LLC ("Roszel Advisors") serves as the investment manager of the Fund. It is paid fees by the Fund for its
                           services. Roszel Advisors pays the subadvisory fees, not the
                           Fund. The Fund's subadviser is Lord, Abbett & Co. LLC.
---------------------------------------------------------------------------------------
ROSZEL/LEVIN LARGE CAP     The Portfolio seeks long-term capital appreciation. The
VALUE PORTFOLIO            Portfolio pursues its investment objective by investing
                           primarily in large capitalization equity securities that the adviser believes are undervalued by the market. The adviser emphasizes fundamental analysis of companies and selects
                           companies it believes have strong proprietary products or
                           services, sell at a discount to private market value and/or have new products or developments. The adviser seeks to
                           minimize performance volatility vis-a-vis the Russell 1000
                           Index, the Portfolio's performance benchmark. In this
                           regard, avoiding "downside" risk is often as important to
                           the adviser as pursuing "upside" potential.
---------------------------------------------------------------------------------------
ROSZEL/MLIM RELATIVE       The Portfolio seeks long-term capital appreciation. The
VALUE PORTFOLIO            Portfolio pursues its investment objective by investing
                           primarily in large capitalization equity securities that the adviser believes are undervalued by the market. The adviser uses a proprietary multi-factor screen to identify
                           undervalued securities. Securities must meet or exceed a
                           minimum qualifying score in order to be considered for
                           further analysis. The adviser generally stays within sector limits to avoid overweighting or underweighting any sector by more than 50% in comparison with the S&P 500 Index.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is Merrill Lynch Investment Managers, L.P.

                           The subaccount investing in the Roszel/MLIM Relative Value
                           Portfolio is closed to allocations of premium and transfers of contract value. This subaccount was placed "on hold" on
                           March 16, 2004, because of the resignation from MLIM of four key members of the portfolio management team. Senior
                           Portfolio Manager Ty Nutt and portfolio managers Robert
                           Vogel, Jr., Anthony Lombardi, and Jordan Irving left MLIM to join another investment management firm. A team led by
                           Senior Portfolio Manager Joel Heymsfeld is now responsible for the MLIM Relative Value strategy. Current contributing
                           Relative Value research analysts Richard Franzen, Robert N.
                           Moses, Jr.,and Jacob L. Silady will support Mr. Heymsfeld.
---------------------------------------------------------------------------------------

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
ROSZEL/FAYEZ SAROFIN       The Portfolio seeks long-term capital appreciation. The
LARGE CAP CORE             Portfolio pursues its investment objective by investing
PORTFOLIO                  primarily in large capitalization equity securities that the adviser believes have a potential to earn a high return on capital and/or are undervalued by the market. The adviser
                           uses a disciplined sector weighting approach by which it
                           divides the securities in the S&P 500 Index, the Portfolio's performance benchmark, into ten sectors an d adjusts the
                           weightings of investments in these sectors such that they do not deviate more than 5% from the benchmark's weightings.

                           The adviser then seeks certain securities within a sector
                           that it believes better than average growth and earnings
                           prospects. Within this 5% tolerance, the adviser may
                           overweight or underweight investments in various sectors
                           when it believes the sectors may outperform or underperform the benchmark.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is Fayez Sarofim & Co.
---------------------------------------------------------------------------------------
ROSZEL/INVESCO-NAM         The Portfolio seeks long-term capital appreciation. The
LARGE CAP CORE             Portfolio pursues its investment objective by investing
PORTFOLIO                  primarily in large capitalization equity securities that the adviser believes have a potential to earn a high return on capital and/or are undervalued by the market. The adviser's approach is to blend some characteristics of value investing style with those of a growth investing style in seeking
                           stocks with market capitalizations greater than $2 billion.
                           Under normal market conditions, "value" stocks and "growth"
                           stocks each make up between 35% and 65% of the Portfolio's total assets. Using a quantitative approach, the adviser
                           constructs the Portfolio using stocks having one or more of the following three characteristics: low share
                           price-to-earnings ratios, high yields, or sustained high
                           rates of earnings growth. Investments in each category
                           comprise between 20% and 50% of the Portfolio.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is INVESCO-National Asset Management Group.

                           This Fund is "on hold" effective December 10, 2004.
---------------------------------------------------------------------------------------
ROSZEL/NICHOLAS-           The Portfolio seeks long-term capital appreciation. The
APPLEGATE LARGE CAP        Portfolio pursues its investment objective by investing
GROWTH PORTFOLIO           primarily in large capitalization equity securities of
                           companies that the adviser believes have a potential for
                           high earnings growth rates. Generally such securities are
                           those of well-established issuers with strong business
                           franchises and favorable long-term growth prospects. The
                           adviser's approach is to find companies that are
                           experiencing positive change that is timely and sustainable.
                           Following a comprehensive risk evaluation, the adviser
                           constructs an investment portfolio from among the securities of such companies.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is Nicholas-Applegate Capital Management, LLC.
---------------------------------------------------------------------------------------

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
ROSZEL/RITTENHOUSE         The Portfolio seeks long-term capital appreciation. The
LARGE CAP GROWTH           Portfolio pursues its investment objective by investing
PORTFOLIO                  primarily in large capitalization equity securities of
                           companies that the adviser believes have a potential for
                           competitive earnings growth rates. Generally such securities are those of well-established companies with strong business franchises and favorable long-term growth prospects. The
                           adviser's approach is to select companies with a minimum of
                           $5 billion market capitalization. The adviser focuses on the quality of a company's earnings and seeks those with
                           historically consistent earnings and sustainable long-term growth rates. The adviser's goal is to provide above-
                           average risk-adjusted returns as compared with its
                           benchmarks. Avoiding "downside" risk is often as important to the adviser as is pursuing "upside" potential.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is Rittenhouse Asset Management, Inc.
---------------------------------------------------------------------------------------
ROSZEL/SENECA LARGE CAP    The Portfolio seeks long-term capital appreciation. The
GROWTH PORTFOLIO           Portfolio pursues its investment objective by investing
                           primarily in large capitalization equity securities of
                           companies that the adviser believes have a potential for
                           high earnings growth rates. Generally such securities are
                           those of well-established issuers with strong business
                           franchises and favorable long-term growth prospects. The
                           adviser's approach is to acquire a balanced mix of companies with stable demonstrated long-term growth and companies with expected acceleration in earnings growth. To identify
                           companies that may experience an acceleration of earnings
                           growth, the adviser often looks for those providing
                           unanticipated increases in quarterly earnings and/or upward revisions in future earnings estimates. The adviser also
                           uses various quantitative techniques to control risk. To
                           limit portfolio volatility, no more than 5% of the
                           Portfolio's total assets is invested in the securities of
                           any single issuer. The Portfolio may include mid
                           capitalization securities from time to time and may invest in a wide variety of income-bearing securities.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is Seneca Capital Management LLC.

                           This Fund was placed "on hold" effective December 10, 2004.
---------------------------------------------------------------------------------------
ROSZEL/VALENZUELA MID      The Portfolio seeks long-term capital appreciation. The
CAP VALUE PORTFOLIO        Portfolio pursues its investment objective by investing
                           primarily in mid capitalization equity securities that the adviser believes are undervalued by the market. The adviser focuses on stock selection and valuation using both
                           quantitative and qualitative analysis. The adviser's
                           quantitative analysis uses financial data, mainly 3- to 5-
                           year historical quarterly ratio analysis. Normally, the
                           adviser follows about 180 issuers of mid capitalization
                           securities using approximately 25 different financial
                           ratios. The adviser's qualitative analysis of companies
                           includes interviewing a company's management as well as its customers, competitors, and suppliers, about issues raised by the adviser's quantitative analysis. From this, the
                           adviser compiles a purchase list with buy and sell target
                           prices of about 100 stocks.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is Valenzuela Capital Partners LLC.
---------------------------------------------------------------------------------------

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
ROSZEL/SENECA MID CAP      The Portfolio seeks long-term capital appreciation. The
GROWTH PORTFOLIO           Portfolio pursues its investment objective by investing
                           primarily in mid capitalization equity securities of
                           companies that the adviser believes have a potential for
                           high and sustainable earnings growth rates. The adviser's
                           approach is to acquire a balanced mix of companies with
                           stable long-term growth and companies with expected
                           acceleration in earnings growth. To identify companies that may experience an acceleration of earnings growth, the
                           adviser often looks for those providing unanticipated
                           increases in quarterly earnings and/or upward revisions in future earnings estimates. The adviser also uses various
                           quantitative measures to control risks. In addition to
                           equity securities, the Portfolio also may invest in a
                           variety of income bearing securities.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is Seneca Capital Management LLC.

                           This Fund was placed "on hold" effective November 19, 2004.
---------------------------------------------------------------------------------------
ROSZEL/NWQ SMALL CAP       The Portfolio seeks long-term capital appreciation. The
VALUE PORTFOLIO            Portfolio pursues its investment objective by investing
                           primarily in small capitalization equity securities that the adviser believes are undervalued by the market. The adviser uses a value investing style that emphasizes qualitative
                           factors over quantitative ones. Although the adviser uses
                           traditional quantitative methods such as cash flow analysis to identify undervalued securities, it focuses on seeking
                           stocks under temporary selling pressure or those of special situation companies such as turnaround candidates or
                           companies expected to outperform their peers due to changes in the economic cycle. The adviser also looks for companies with potential catalysts to unlock or improve profitability.
                           Typical catalysts are: new management, renewed management
                           focus, improving fundamentals, industry consolidation and
                           company restructuring. The adviser generally tries to
                           maintain the Portfolio's dollar weighted median
                           capitalization at or near that of its benchmark, the Russell
                           2000 Value Index.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is NWQ Investment Management Company.
---------------------------------------------------------------------------------------
ROSZEL/DELAWARE            The Portfolio seeks long-term capital appreciation. The
SMALL-MID CAP GROWTH       Portfolio pursues its investment objective by investing
PORTFOLIO                  primarily in small capitalization and mid capitalization
                           equity securities of companies that the adviser believes
                           have a potential for high earnings growth rates. The adviser uses a growth investing style, seeking small and mid size
                           companies that offer substantial opportunities for long term price appreciation because they are poised to benefit from changing and dominant social and political trends. The
                           adviser evaluates a company's management, product
                           development and sales and earnings. The adviser uses a
                           "bottom-up" approach for this evaluation and seeks market
                           leaders, strong product cycles, innovative concepts and
                           industry trends.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser Delaware Management Company.
---------------------------------------------------------------------------------------

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
ROSZEL/LAZARD              The Portfolio seeks long-term capital appreciation. The
INTERNATIONAL PORTFOLIO    Portfolio pursues its investment objective by investing
                           primarily in equity securities of foreign issuers that the adviser believes are undervalued by the market. The adviser uses a relative value investing style to seek financially
                           productive securities that are undervalued relative to their respective industries and peers based on their earnings,
                           cash flow or asset values. The adviser invests in securities of relatively large established foreign issuers located in economically developed countries.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is Lazard Asset Management LLC.
---------------------------------------------------------------------------------------
ROSZEL/WILLIAM BLAIR       The Portfolio seeks long-term capital appreciation. The
INTERNATIONAL PORTFOLIO    Portfolio pursues its investment objective by investing
                           primarily in equity securities of foreign issuers that the adviser believes have a potential for strong earnings growth rates. The adviser uses a style that combines favorable
                           growth prospects with attractive valuations, or a "growth at a reasonable price" strategy. The adviser invests in
                           securities of a wide variety of well established foreign
                           issuers, including depository receipts.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is Credit Suisse Asset Management, LLC.
---------------------------------------------------------------------------------------
ROSZEL/LORD ABBETT         The Portfolio seeks as high a level of income as is
GOVERNMENT SECURITIES      consistent with investment in Government securities. The
PORTFOLIO                  Portfolio invests primarily in Government securities and
                           generally maintains an average portfolio duration of three to eight years. The Portfolio seeks to maintain a relatively stable level of income and to limit share price volatility.
                           The adviser seeks to manage the duration of portfolio
                           investments to achieve an optimal balance of yield and
                           corresponding interest rate risk. Similarly, the adviser
                           often seeks higher yields from investments in
                           mortgage-related Government securities when it can do so
                           without taking on excessive prepayment/extension risk. In
                           this regard, mortgage-related Government securities may make up a substantial portion of the Portfolio's assets.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is Lord, Abbet & Co. LLC.
---------------------------------------------------------------------------------------
ROSZEL/MLIM                The Portfolio seeks as high a level of total return as is
FIXED-INCOME PORTFOLIO     consistent with investment in high-grade income-bearing
                           securities. The Portfolio invests primarily in high-grade
                           income-bearing securities and seeks to maintain total return through duration management and sector rotation consistent with the adviser's outlook of future interest rate changes.
                           The Portfolio generally maintains an average portfolio
                           duration of three to six years. It generally maintains an
                           average credit quality of A or better. The Portfolio invests in a wide variety of income-bearing securities including
                           mortgage-backed securities.

                           Roszel Advisors serves as the investment manager of the
                           Fund. It is paid fees by the Fund for its services. Roszel
                           Advisors pays the subadvisory fees, not the Fund. The Fund's subadviser is Merrill Lynch Investment Managers, L.P.
---------------------------------------------------------------------------------------

                        FAM VARIABLE SERIES FUNDS, INC.

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
DOMESTIC MONEY MARKET      This Fund seeks to preserve capital, maintain liquidity, and
V.I. FUND                  achieve the highest possible current income consistent with the foregoing objectives by investing in short-term domestic money market securities. Although the Fund seeks to preserve capital, it is possible to lose money by investing in this
                           Fund. During extended periods of low interest rates, the
                           yields of the Domestic Money Market V.I. Subaccount also may be extremely low and possibly negative. Merrill Lynch
                           Investment Managers, L.P. ("MLIM") is the investment adviser to the Fund. MLIM is paid fees by the Fund for its services.
---------------------------------------------------------------------------------------

              CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS

We (and our affiliates) receive payments, which may be significant, from the investment adviser (or affiliates thereof) of the Funds for administrative and other services related to Separate Account operations. This compensation is paid out of the adviser's (or affiliate's) own resources and not out of Fund assets, and thus does not decrease the Funds' investment returns. The amount of this compensation is based on a percentage of the assets of the particular Funds attributable to the Contract and to certain other variable insurance contracts that we and our affiliates issue. These percentages differ, and some advisers (or affiliates) may pay more than others. Currently, we receive administrative service payments ranging from 0.25% to 0.35%.

Furthermore, Merrill Lynch receives additional compensation on assets invested in Merrill Lynch's proprietary Funds (i.e., FAM Variable Series Funds, Inc. and the MLIG Variable Insurance Trust) because its affiliates receive compensation from the Funds for investment advisory, administrative, transfer agency, distribution, and/or other services.

                       OTHER SHARE CLASSES AND PORTFOLIOS

The Funds offer various classes of shares, each of which has a different level of expenses. Each Fund may also be a single series or portfolio of an open-end investment company that offers other series or portfolios. Accordingly, prospectuses for the Funds may provide information for share classes and series or portfolios that are not available through the Contract. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares and particular series or portfolio that is available through the Contract.

             PURCHASES AND REDEMPTIONS OF FUND SHARES; REINVESTMENT

The Separate Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Separate Account are automatically reinvested at net asset value in additional shares of the Funds.

                          SUBSTITUTION OF INVESTMENTS

We may substitute a different investment option for any of the current Funds. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the Contracts or for any other reason in our sole discretion. This may happen due to a change in laws or regulations, or a change in a portfolio's investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. A substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing contract value or future premium payments, or both for some or all classes of Contracts. Furthermore, we may close subaccounts to allocation of premium payments or contract value, or both for some or all classes of Contracts, at any time in our sole discretion. However, before any such substitution, we would obtain any necessary approval of the SEC and applicable state insurance departments. We will notify you of any substitutions.

FEATURES AND BENEFITS OF THE CONTRACT
--------------------------------------------------------------------------------
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As we describe the Contract, we will often use the word "you." In this context
"you" means "contract owner."

                           OWNERSHIP OF THE CONTRACT

The contract owner (and any co-owner) is entitled to exercise all rights under the Contract. Unless otherwise specified, the purchaser of the Contract will be the contract owner. The Contract can be owned by a trust or a corporation. However, special tax rules apply to Contracts owned by "non-natural persons" such as corporations or trusts. If you are a human being, you are considered a "natural person." You may designate a beneficiary. If you irrevocably name a beneficiary, you can later change the beneficiary only with the irrevocable beneficiary's written consent. We are not responsible for the tax consequences of a change in ownership. If you die before the annuity date, the beneficiary will receive a death benefit. You may also designate an annuitant.

Changing the           -  At any time prior to the annuity date, except when an owner
Annuitant                 is a non-natural person, you may change the annuitant
                          subject to certain requirements and limitations.
                       -  If you change the annuitant on a nonqualified contract, the new annuitant must not have been older than 80 years old on the contract date.
                       -  For qualified Contracts, if you change the annuitant, the new annuitant must not have been older than 70 1/2 years old on the contract date.
                       -  If your Contract is held in a qualified plan, you should consult with a qualified tax advisor regarding these
                          designations.
                       -  A change of annuitant cannot cause the maturity date to be later than the maturity date established on the contract
                          date.
                       -  If you don't select an annuitant, you are the annuitant.
                       -  If you elected the GMIB, a change in annuitant may cause the
                          GMIB rider to terminate or limit the GMIB, or reduce the
                          period for exercising the GMIB.

Changing the Owner     -  Upon written request, you may designate a new owner subject to certain requirements and limitations.
                       -  If you change the owner on a nonqualified contract, the new owner must not have been older than 80 years old on the
                          contract date.
                       -  For qualified Contracts, if you change the owner, the new owner must not have been older than 70 1/2 years old on the contract date.
                       -  A change in owner terminates all prior beneficiary
                          designations, subject to the consent of any irrevocable
                          beneficiary.
                       -  We are not responsible for the tax consequences of any
                          change in ownership.
                       -  If you elected the GMDB or ADB, a change in owner may cause the GMDB or ADB riders to terminate or limit the GMDB or
                          ADB.

Co-owners of the       -  Non-qualified contracts may be owned by co-owners, limited
Contract                  to two natural persons.
                       -  Qualified contracts may not have co-owners.
                       -  Co-owners must exercise all rights under the Contract
                          jointly unless we allow them to elect otherwise.
                       -  Upon the death of either co-owner, the surviving co-owner will be deemed to be the primary beneficiary unless you
                          specify otherwise.
                       -  Co-owners may also designate a beneficiary to receive
                          benefits on the surviving co-owner's death.
                       -  Co-owner spouses must each be designated as beneficiary for the other.


Assigning the          -  The Contract may not be sold, discounted, pledged, or
Contract and              assigned as collateral for a loan or as a security for the performance of any obligation.
Payments Under the     -  No payment and no amount under this Contract can be taken or
Contract                  assigned in advance of its payment date unless we receive
                          the owner's written consent.

                              ISSUING THE CONTRACT

ISSUE AGE. You can buy a nonqualified contract if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are not older than 80 years old. Annuitants on nonqualified contracts also must not be older than 80 years old on the contact date. For qualified Contracts (owned by natural persons), the contract owner and annuitant must be the same person. Contract owners and annuitants on qualified Contracts must be less than 70 1/2 years old on the contract date, unless certain exceptions are met. For Contracts purchased through an established IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account with MLPF&S, the owner of the Account and any annuitant must not be older than 80 years old when we issue the Contract.

INFORMATION WE NEED TO ISSUE THE CONTRACT. Before we issue the Contract, we need certain information from you. We may require you to complete and return a written application in certain circumstances, such as when the Contract is being issued to replace, or in exchange for, another annuity or life insurance contract. Once we review and approve the application or the information provided, and you pay the initial premium, we'll issue a Contract. Generally, we'll issue the Contract and invest the premium within two business days of our receiving your premium. If we haven't received necessary information within five business days, we will return the premium and no Contract will be issued.

                     TEN DAY RIGHT TO REVIEW ("FREE LOOK")

When you receive the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within 10 days after you receive the Contract, you may return it for a refund. The Contract will then be deemed void. Some states allow a longer period of time to return the Contract, particularly if the Contract is replacing another contract.

To receive a refund, return the Contract to the Service Center or to the Financial Advisor who sold it. If your state requires us to return your premium(s) in the event you exercise your right to cancel the Contract, we will refund the greater of all premium(s) paid into the Contract (less any withdrawals) or the contract value (less any bonus amounts) as of the date you return the Contract. If your state permits us to return the contract value in the event you exercise your right to cancel the Contract, we'll refund the contract value (less any bonus amounts) as of the date you return the Contract. For Contracts issued in California to contract owners who are 60 years of age or older and who directed us on the application to invest the premiums immediately in subaccount(s) other than the Mercury Domestic Money Market V.I. Subaccount, we'll refund the contract value (less any bonus amounts) as of the date you return the Contract.

                                    CLASSES

The Contract allows you to select one of several different charge structures, each referred to as a Class, based on your specific situation. Each Class imposes different levels of surrender charges and asset-based insurance charges. In addition, the asset-based insurance charges vary by subaccount and may be higher for some subaccounts and lower for others. Depending on your needs and preferences, you can choose the Class that best meets your needs. Prior to issuance, you must select one of the following four available Classes of the
Contract:

B Class                   The B Class imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing
                          annually over 7 years following the premium payment, and an asset-based insurance charge of 1.25% of subaccount assets
                          (guaranteed not to exceed 2.00%).


L Class                   The L Class reduces the period of time that a surrender
                          charge applies on withdrawals, but imposes a higher
                          asset-based insurance charge than the B Class. The L Class imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4
                          years following the premium payment, and an asset-based
                          insurance charge of 1.45% of subaccount assets (guaranteed not to exceed 2.00%).

C Class                   The C Class imposes a surrender charge on withdrawals for
                          only one year after each premium payment, but imposes a
                          higher asset-based insurance charge than the B Class and L
                          Class. The C Class imposes a surrender charge on withdrawals equal to 2.0% of each premium payment during the first year following the payment of each premium and an asset-based
                          insurance charge of 1.60% of subaccount assets (guaranteed not to exceed 2.00%).

XC Class                  The XC Class adds a bonus amount to contract value each time a premium payment is made, but imposes a longer surrender
                          charge period and a higher asset-based insurance charge than any other Class. The XC Class imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium
                          payment, reducing over 9 years following the premium
                          payment, and an asset-based insurance charge of 1.65% of
                          subaccount assets (guaranteed not to exceed 2.00%).

                          BONUS PAYMENT AND RECAPTURE

With regard to your initial premium payment, we will add the applicable bonus amount to your contract value on the contract date. With regard to each additional premium payment, we will add the applicable bonus amount to your contract value at the end of the valuation period during which that premium payment is received and accepted at our Service Center. The bonus amount is allocated among the subaccounts in the same manner as the corresponding premium payment.

Each premium payment is allocated to the bonus tiers shown below based on the amount of cumulative premium payments. Each bonus tier amount is the amount of the premium payment allocated to that tier multiplied by the current bonus percentage associated with that tier. The bonus amount attributable to the premium payment is the sum of the bonus tier amounts. Because of the way the tiers work, it may not be advantageous to purchase multiple XC Class Contracts.

We may change the current bonus percentages, but they will never be less than the minimum bonus percentages listed in the table. Any changes may apply to newly issued Contracts and to subsequent premium payments for existing Contracts.

--------------------------------------------------------------------------------------------
                                             THEN MAXIMUM     THEN CURRENT     THEN MINIMUM
                                                BONUS            BONUS            BONUS
TIER   IF CUMULATIVE PREMIUM PAYMENTS ARE:  PERCENTAGE IS:   PERCENTAGE IS:   PERCENTAGE IS:
--------------------------------------------------------------------------------------------
  1    Less than or equal to $25,000              5.0%             4.5%             3.0%
--------------------------------------------------------------------------------------------
       Greater than $25,000 but less than
  2    or equal to $125,000                       5.5%             4.5%             3.0%
--------------------------------------------------------------------------------------------
       Greater than $125,000 but less than
  3    or equal to $500,000                       5.5%             4.5%             3.5%
--------------------------------------------------------------------------------------------
       Greater than $500,000 but less than
  4    or equal to $1,000,000                     6.0%             5.5%             4.0%
--------------------------------------------------------------------------------------------
  5    Greater than $1,000,000                    7.0%             5.5%             4.5%
--------------------------------------------------------------------------------------------

We may apply different bonus percentages to each premium payment by breaking out the payment according to the ranges in the above table and multiplying the portion of the payment allocated to each tier by that tier's current bonus percentage. However, a premium payment will only be allocated to the first tier if cumulative premium payments are less than or equal to $25,000. If the initial premium payment exceeds

$25,000, the first tier will not apply and the second tier will apply to all cumulative premiums less than or equal to $125,000.

For example, an initial premium payment of $20,000 would receive a maximum bonus amount of $1,000 ($20,000 X 0.05 (tier 1)). If the initial premium payment is $100,000, the maximum bonus amount would be $5,500 ($100,000 X 0.055 (tier 2)).
However, an initial premium payment of $700,000 would receive a maximum bonus amount of $39,500 ($125,000 X 0.055 (tier 2) + $375,000 X 0.055 (tier 3) +
$200,000 X 0.06 (tier 4)). When calculating each bonus amount, "cumulative premium payments" do not include bonus amounts we have previously added to your contract value.

From time to time, we may offer a promotional program with promotional rates for XC Class Contracts issued within specified periods of time (each, a "Promotional Period"). Such promotional programs may apply to initial and/or subsequent premium payments received during the Promotional Period. Initial and/or subsequent premium payments received after the Promotional Period will receive the current bonus percentage in effect at that time. No bonus amount (or subsequent recapture thereof, as discussed below) applied pursuant to a promotional program will be based on a percentage that exceeds the maximum bonus percentages shown in the above table. We may terminate any promotional program, or offer another promotional program, at any time in our sole discretion.

If you return the Contract during the "free look" period (see "Ten Day Right to Review ("Free Look")"), we will take back all of the bonus amount(s) we added to your Contract (i.e., recapture it). In addition, we may recapture the bonus in other circumstances. If you surrender the Contract within the three year period following our receipt of a premium payment, we will recapture all or a portion of the bonus amount; if you make a partial withdrawal within the three year period following our receipt of a premium payment, we may recapture all or a portion of the bonus amount. The bonus recapture percentages are presented in the following schedule:

------------------------------------------------------------------------------
                                            BONUS RECAPTURE PERCENTAGE FOR
    COMPLETED YEARS SINCE RECEIPT         SURRENDERS AND PARTIAL WITHDRAWALS
------------------------------------------------------------------------------
                  0                                      100%
------------------------------------------------------------------------------
                  1                                       65%
------------------------------------------------------------------------------
                  2                                       30%
------------------------------------------------------------------------------
                 3+                                       0%
------------------------------------------------------------------------------

If you die (or the first owner to die, if the Contract has co-owners or the annuitant, if any contract owner is not a natural person), we will only recapture the bonus amounts credited within the six months prior to the date of death and any bonus amount credited after the date of death. The amount recaptured will be based on the schedule shown above. If you die and your spouse continues the Contract, any remaining bonus amounts will no longer be subject to recapture. We do not recapture any bonus amounts on annuitization.

We will recapture bonus amounts from your contract value at the end of the valuation period during which your transaction request or for payment of a death benefit, due proof of death is received and accepted at our Service Center.

For each premium payment, the bonus amount subject to recapture is equal to the applicable bonus recapture percentage multiplied by [(a) minus (b)] where:

     (a) is the bonus amount attributable to that premium; and

     (b) is the sum of: each previously recaptured bonus amount attributable to that premium payment divided by the bonus recapture percentage on the date such amount was recaptured.

If you make a partial withdrawal, we will deduct bonus amounts subject to recapture based on the associated premiums withdrawn from the Contract, which are assumed to be withdrawn on a "First In, First Out" (or "FIFO") basis. Currently, we do not recapture any bonus amounts on withdrawals that are within the "free withdrawal amount." The amount recaptured is based on the bonus amount subject to recapture multiplied by the ratio of: (i) the associated premium withdrawn which was subject to a surrender charge to (ii) the total amount of that premium remaining in the Contract immediately prior to the withdrawal which was subject to a surrender charge. We will deduct each recaptured bonus amount on a pro rata basis from among the subaccounts you are invested in, based on the ratio of your subaccount value to your contract value before the partial withdrawal.

If we recapture a bonus, we will take back the bonus amount as if it had never been applied. However, you bear any investment loss and will retain any investment gain attributable to the bonus. We will not recredit any charges, including asset-based insurance charges, imposed on a bonus amount we later take back.

        For an example of how we calculate and recapture bonus amounts, see Appendix A.

        The XC Class imposes higher fees and charges that are used to fully or partially offset bonus amounts paid into the Contract. During the surrender charge period, the amount of the bonus may be more than offset by the applicable bonus recapture percentages, higher surrender charges, and higher asset-based insurance charges. Contract Classes that do not offer a bonus amount and have lower fees and charges may provide larger cash surrender values than the XC Class, depending on the performance of your chosen subaccounts. We encourage you to talk with your Financial Adviser and determine which Class of the Contract is most appropriate for you.

                                    PREMIUMS

MINIMUM AND MAXIMUM PREMIUMS. The initial premium must be $10,000 or more. The minimum subsequent premium is $50. The minimum premiums do not vary by Class. We may refuse to issue a Contract or accept additional premiums, if the total premiums paid under all variable annuity contracts issued by us and our affiliate, Mercury Life Insurance Company of New York, on your life (or the life of any co-owner or the life of any annuitant, if the owner is a non-natural person) exceed $1,000,000. No additional premiums will be accepted on or after the owner (or older co-owner or the annuitant or any older joint annuitant, if the owner is a non-natural person) reaches age 85.

The Contract is available as a nonqualified contract or tax sheltered annuity or may be issued as an IRA, Roth IRA, SEP IRA, or purchased through an established tax-qualified custodial account or in connection with a qualified retirement plan or Section 457(b) plan.

Federal law limits maximum annual contributions to qualified contracts. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity. We may waive the $50 minimum for premiums paid under IRA Contracts held in custodial accounts with MLPF&S where you're transferring the complete cash balance of such account into a Contract.

HOW TO MAKE PAYMENTS. You can pay premiums directly to our Service Center at the address printed on the first page of this Prospectus or have money debited from your MLPF&S brokerage account.

AUTOMATIC INVESTMENT FEATURE. You may make systematic premium payments on a monthly, quarterly, semi-annual, or annual basis. Each payment must be for at least $50. Premiums paid under this feature must be deducted from an MLPF&S brokerage account specified by you and acceptable to us. You must specify how premiums paid under this feature will be allocated among the subaccounts. This feature cannot begin until at least 30 days (35 days in California) after the contract date. If you select the Asset Allocation Program or the Rebalancing Program, premiums will be allocated based on the model or the specified subaccounts and percentages you have selected. You may change the specified premium amount, the frequency, the premium allocation, or cancel the Automatic Investment Feature at any time upon notice to us. We reserve the right to make changes to this feature at any time.

PREMIUM INVESTMENTS. As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest contract value. If your state requires us to return your premium(s) in the event you exercise your right to cancel the Contract, we will place your premium(s) into the Mercury Domestic Money Market V.I. Subaccount for the first 14 days following the contract date. After 14 days, we'll put the money into the subaccounts you've selected or according to the composition of the asset allocation model you've selected in effect at that time. If you have not made any withdrawals and we have placed your premiums in the Mercury Domestic Money Market V.I. Subaccount for the first 14 days as described above, we guarantee we will allocate at least your premiums to your selected subaccounts after the 14 day period, regardless of charges or investment performance. We reserve the right to discontinue providing this guarantee for Contracts issued after a specified date. If your state permits us to return the contract value in the event you exercise your right to cancel the Contract, we'll invest your premium immediately in the subaccounts you've selected or according to the composition of the asset allocation model you've selected in effect at that time. However, for Contracts issued in California, for contract owners who are 60 years of age or older, we will put all premiums in the Mercury Domestic Money Market V.I. Subaccount for the first 35 days following the contract date, unless the contract owner directs us to invest the premiums immediately in other subaccounts. We will not provide the guarantee discussed above to contract owners, in states where we return contract value, who elect to put their premiums into the Mercury Domestic Money Market V.I. Subaccount. We also will not provide this guarantee to Contracts issued in California for contract owners who are 60 years of age or older, whose premiums are invested in the Mercury Domestic Money Market V.I. Subaccount.

Currently, you may allocate your premium among up to 20 of the subaccounts. Allocations must be made in whole numbers. For example, 12% of a premium received may be allocated to the Roszel/Lord Abbett Large Cap Value Subaccount, 58% allocated to the Roszel/Levin Large Cap Value Subaccount, and 30% allocated to the Roszel/Lazard International Subaccount. However, you may not allocate
33 1/3% to the Roszel/Lord Abbett Large Cap Value Subaccount and 66 2/3% to the Roszel/Lazard International Subaccount. If we don't get allocation instructions when we receive subsequent premiums, we will allocate those premiums according to the allocation instructions you last gave us. If your existing allocation instructions include any subaccounts that are closed, we will allocate amounts designated for such subaccount(s) pro rata among the remaining subaccounts you previously selected. We reserve the right to modify the limit on the number of subaccounts to which future allocations may be made.

                               ACCUMULATION UNITS

Each subaccount has a distinct value for each Class, called the accumulation unit value. The accumulation unit value for each Class and subaccount varies daily with the performance and expenses of the corresponding Fund. We use this value to determine the number of subaccount accumulation units represented by your investment in a subaccount.

                    HOW ARE MY CONTRACT TRANSACTIONS PRICED?

        - We calculate a Class-specific accumulation unit value for each subaccount at the close of trading on each day that the New York Stock Exchange is open.

        - Transactions are priced, which means that accumulation units in your Contract are purchased (added to your Contract) or redeemed (taken out of your Contract), at the accumulation unit value next calculated after our Service Center receives notice of the transaction.

        -  For premium payments, bonus amounts under an XC Class
           Contract, and transfers into a subaccount, accumulation units are purchased.

        - For payment of Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any surrender charge, any recapture of bonus amounts (for an XC Class Contract), any ADB Charge, any GMDB Charge, any GMIB Charge, any transfer fee, and any premium taxes due, accumulation units are redeemed.

        - To the extent permitted by law, we may change when the accumulation unit value is calculated by giving you 30 days notice or we may defer calculation of the accumulation unit value if an emergency exists making valuation of assets in the Separate Account not reasonable practicable or if the SEC permits such deferral.

                    HOW DO WE DETERMINE THE NUMBER OF UNITS?

        - We determine the number of accumulation units purchased by dividing the dollar value of the premium payment, bonus amount under an XC Class Contract, or the amount transferred into a Class of a subaccount by the value of one accumulation unit for that Class of the subaccount for the valuation period in which the premium payment or transfer is made or bonus amount is added.

        - Similarly, we determine the number of accumulation units redeemed by dividing the dollar value of the amount of the Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a Class of the subaccount, and deductions for any contract fee, any surrender charge, any recapture of bonus amounts (for an XC Class Contract), any ADB Charge, any GMDB Charge, any GMIB Charge, any transfer fee, and any premium taxes due by the value of one accumulation unit for that Class of a subaccount for the valuation period in which the redemption is made.

        - The number of subaccount accumulation units for a Contract will therefore increase or decrease as these transactions are made.

        - The number of subaccount accumulation units will not change as a result of investment experience or the deduction of asset-based insurance charges. Instead, this charge and investment experience are reflected in the calculation of the accumulation unit values.

When we establish a subaccount, we set an initial value for an accumulation unit for each Class of that subaccount. Accumulation unit values increase, decrease, or stay the same from one valuation period to the next. An accumulation unit value for any valuation period is determined by multiplying the accumulation unit value for that Class and subaccount for the prior valuation period by the net investment factor for that Class and subaccount for the current valuation period.

The net investment factor is an index used to measure the investment performance of a Class of a subaccount from one valuation period to the next. For any Class of any subaccount, we determine the net investment factor by dividing the value of the assets of that subaccount for that valuation period by the value of the assets of the subaccount for the preceding valuation period. We subtract from that result the daily equivalent of the asset-based insurance charge for that Class for the valuation period. We also take reinvestment of dividends and capital gains into account when we determine the net investment factor.

We may adjust the net investment factor to make provisions for any change in tax law that requires us to pay tax on earnings in the Separate Account or any charge that may be assessed against the Separate Account for assessments or premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. (See "Other Charges.")

                          TRANSFERS AMONG SUBACCOUNTS

GENERAL. Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. The Roszel/MLIM Relative Value Subaccount, the Roszel/INVESCO-NAM Large Cap Core Subaccount, the Roszel/Seneca Large Cap Growth Subaccount, and the Roszel/Seneca Mid Cap Growth Subaccount are currently closed to allocations of premium and transfers of contract value. We may reopen these subaccounts in the future. You can make additional transfers among subaccounts during the contract year, but we will charge you $25 (guaranteed not to exceed $30) for each extra transfer. We will deduct the transfer fee pro rata from the amount transferred. If your premium(s) is placed into the Mercury Domestic Money Market V.I. Subaccount for the first 14 days following the contract date (35 days in California, if the premium(s) is required to be allocated to the Mercury Domestic Money Market V.I. Subaccount), you may not make transfers during this period. Transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See "Dollar Cost Averaging Program," "Asset Allocation Program," and "Rebalancing Program.")

Transfers among subaccounts may be made in specific dollar amounts or as a percentage of contract value. You must transfer at least $100 or the total value of a subaccount, if less. Your minimum value remaining in a subaccount after a transfer must be at least $100, or we will transfer the total value of that subaccount.

You may request transfers in writing or, once we receive proper telephone authorization, by telephone. Once we receive proper authorization, transfer requests may also be made through your Merrill Lynch Financial Advisor, or another person you designate. Transfers will be processed as of the end of the valuation period on the date the Service Center receives all the information necessary to process the transfer. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone transfer requests to be received the following business day. (See "Other Information - Notices and Elections" for additional information on potential delays applicable to telephone transactions.)

DISRUPTIVE TRADING. Frequent or short-term transfers among subaccounts, such as those associated with "market timing" transactions, can adversely affect the Funds and the returns achieved by contract owners. In particular, such transfers may dilute the value of the Fund shares, interfere with the efficient management of the Funds' investments, and increase brokerage and administrative costs of the Funds. Accordingly, frequent or short-term transfers by a contract owner among the subaccounts may adversely affect the long-term performance of the Funds, which may, in turn, adversely affect other contract owners and other persons who may have an interest in the Contract (e.g., annuitants and beneficiaries). In order to try to protect our contract owners and the Funds from potentially disruptive or harmful trading activity, we have adopted certain policies and procedures ("Disruptive Trading Procedures"). We employ various means to try to detect such transfer activity, such as periodically examining the number of "round trip" transfers into and out of particular subaccounts made by contract owners within given periods of time and/or examining transfer activity identified by the Funds on a case-by-case basis.

Our policies and procedures may result in restrictions being applied to contract owners who are found to be engaged in disruptive trading activities. Contract owners will receive one warning in writing prior to imposition of any restrictions on transfers. If a "warned" contract owner engages in any further disruptive trading activities within the six-month period following receipt of a warning letter, we will notify the contract owner in writing of the restrictions that will apply to future transfers under a Contract. Currently, our restrictions require such contract owners to submit all future transfer requests through regular U.S. mail (thereby refusing to accept transfer requests via overnight delivery service, telephone, Internet, facsimile, other electronic means, or through your Financial Advisor). We currently do not, but may in the future, impose different restrictions, such as:

   -  requiring a minimum time period between each transfer;
   - not accepting a transfer request from a third party acting under authorization on behalf of more than one contract owner;
   - limiting the dollar or percentage of contract value that may be transferred among the subaccounts at any one time;
   -  imposing a redemption fee on certain transfers; and
   - refusing to execute future transfer requests that violate our Disruptive Trading Procedures.

Because we have adopted our Disruptive Trading Procedures as a preventative measure to protect contract owners from the potential adverse effects of harmful trading activity, we will impose the restriction stated in the notification on that contract owner even if we cannot identify, in the particular circumstances, any harmful effect from that contract owner's future transfers.

Despite our best efforts, we cannot guarantee that our Disruptive Trading Procedures will detect every potential market timer, but we apply our Disruptive Trading Procedures consistently to all contract owners without special arrangement, waiver, or exception. Our ability to detect and deter such transfer activity may be limited by our operational systems and technological limitations. Furthermore, the identification of contract owners determined to be engaged in disruptive or harmful transfer activity involves judgments that are inherently subjective. In our sole discretion, we may revise our Disruptive Trading Procedures at any time without prior notice as necessary to better detect and deter frequent or short-term transfers that may adversely affect other contract owners or the Funds, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers.

The Funds available as investment options under the Contract may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures. The disruptive trading policies and procedures of a Fund may be different, and more or less restrictive, than our Disruptive Trading Procedures or the disruptive trading policies and procedures of other Funds. You should be aware that we may not have the contractual obligation or the operational capacity to apply the disruptive trading policies and procedures of the respective Funds that would be affected by the transfers. Accordingly, contract owners and other persons with interests in the Contracts should assume that the sole protection they may have against potential harm from frequent transfers is the protection provided by our Disruptive Trading Procedures.

Contract owners and other persons with interests in the Contracts also should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the Funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the Funds (and thus our contract owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the Funds. In addition, if a Fund believes that an omnibus order we submit may reflect one or more transfer requests from contract owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

In the future, some Funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the Funds. To the extent permitted by applicable law, we also reserve the right to refuse to make a transfer at any time that we are unable to purchase or redeem shares of any of the Funds available through the Separate Account, including any refusal or restriction on purchases or redemptions of their shares as a result of a Fund's own policies and procedures on disruptive trading activities.

                         DOLLAR COST AVERAGING PROGRAM

WHAT IS IT? The Contract offers an optional transfer program called Dollar Cost Averaging ("DCA"). This program may not begin until at least 30 days after the contract date. This program allows you to reallocate money at monthly or quarterly intervals from a designated subaccount to one or more other subaccounts. The DCA Program is intended to reduce the effect of short term price fluctuations on investment cost. Since we transfer the same dollar amount to selected subaccounts monthly or quarterly, the DCA Program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, you may achieve a lower average cost per accumulation unit over the long-term. However, it is important to understand that a DCA Program does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA Program you should have the financial ability to continue making transfers through periods of fluctuating markets.

If you choose to participate in the DCA Program, each month or quarter we will transfer amounts from the subaccount that you designate to the subaccounts that you select, in accordance with your allocation instructions.

If you choose the Rebalancing Program, you cannot use the DCA Program. We reserve the right to make changes to this program at any time.

PARTICIPATING IN THE DCA PROGRAM. You can choose the DCA Program any time before the annuity date. You may elect the DCA Program in writing or, once we receive proper telephone authorization, by telephone. Once you start using the DCA Program, you must continue it for at least three months. After three months, you may cancel the DCA Program at any time by notifying us in a form satisfactory to us. Once you reach the annuity date, you may no longer use this program.

MINIMUM AMOUNTS. To elect the DCA Program, you need to have a minimum amount of money in the designated subaccount from which the DCA transfers will be made. We determine the amount by multiplying the specified length of your DCA Program in months or quarters by your specified monthly or quarterly transfer amount. Amounts of $100 or more must be allotted for each transfer in the DCA Program. We reserve the right to change these minimums. Allocations must be designated in whole percentage increments. No specific dollar amount designations may be made. Should the amount in your selected subaccount drop below the selected monthly or quarterly transfer amount, we'll notify you that you need to put more money in to continue the program.

WHEN DO WE MAKE DCA TRANSFERS? You select the date for DCA transfers, within certain limitations. We will make the first DCA transfer on the selected date following the later of 30 days after the contract date or the date we receive notice of your DCA election at our Service Center. We'll make subsequent DCA transfers on the same day of each succeeding month or quarter. You may change the frequency of the DCA transfers at any time. Currently, we don't charge for DCA transfers; they are in addition to the twelve annual transfers permitted without charge under the Contract each contract year.

                            ASSET ALLOCATION PROGRAM

THE FOLLOWING IS A GENERAL DESCRIPTION OF THE ASSET ALLOCATION PROGRAM. A COMPLETE DESCRIPTION IS AVAILABLE IN THE BROCHURE FOR THE PROGRAM.

GENERAL. We make available to contract owners an Asset Allocation Program, for which our affiliate, Roszel Advisors, LLC ("Roszel Advisors"), provides investment advice. Roszel Advisors is an investment adviser registered under the Investment Advisers Act of 1940. If you participate in the Asset Allocation

Program, Roszel Advisors will serve as your investment adviser solely for the purposes of the development of the asset allocation models and periodic updates to the models. The Asset Allocation Program can be elected at issue or in writing at any time after issue. If you elect the Asset Allocation Program you must include all contract value in the Program. There is no charge for participation in the Asset Allocation Program. We may perform certain administrative functions on behalf of Roszel Advisors; however, we are not registered as an investment adviser and are not providing any investment advice in making the Program available. Furthermore, your Financial Advisor is not providing any investment advice related to the Asset Allocation Program.

THERE IS NO ASSURANCE THAT INVESTMENT RETURNS WILL BE BETTER THROUGH PARTICIPATION IN THE ASSET ALLOCATION PROGRAM. YOUR CONTRACT MAY STILL LOSE MONEY AND EXPERIENCE VOLATILITY.

ASSET ALLOCATION MODELS. Except as described below, a contract owner electing to participate in the Asset Allocation Program (a "Program participant") will have his or her contract value allocated according to one of the model portfolios developed by Roszel Advisors. There are currently five asset allocation models to choose from:

   -  Capital Preservation
   -  Income
   -  Income and Growth
   -  Growth
   -  Aggressive Growth

When electing the Asset Allocation Program, Program participants must complete a standardized questionnaire. Based on the results of the questionnaire, one of the asset allocation models is matched to the Program participant based on his or her investment goals and risk tolerance. Each asset allocation model is intended for a specific type of investor, from aggressive to conservative. Each model identifies specific subaccounts and the percentage of premium or contract value allocated to each of those subaccounts. The Program participant then selects from the available asset allocation models, and may select a model other than the model indicated by the questionnaire.

CHANGES TO THE COMPOSITION OF ASSET ALLOCATION MODELS. On a quarterly basis, Roszel Advisors reviews the asset allocation models and may adjust the composition of each model. Any adjustments become effective on the last business day of the calendar quarter.

If, as a result of such review, a change is made to an asset allocation model, Roszel Advisors will notify Program participants in advance of the change, and each Program participant will have the opportunity to reject the change. A Program participant who chooses to reject a model change creates his or her own portfolio (a "self-directed portfolio"). Roszel Advisors provides no investment advice related to the creation of a self-directed portfolio. Once a Program participant has rejected a change in a model, Roszel Advisors considers that participant to have rejected all future changes in the model and the Asset Allocation Program will be terminated. Therefore, a Program participant who rejects a model change and thereby creates a self-directed portfolio will not receive a periodic review of or changes to his or her portfolio, as would be provided by Roszel Advisors for the asset allocation models. In addition, those participants will no longer receive written materials from Roszel Advisors about the changes being made to the models. However, those participants can elect at any time to again participate in the Asset Allocation Program.

Contract owners who elect, either at issue or with respect to an existing Contract, to participate in the Asset Allocation Program within three weeks prior to the end of a calendar quarter will be provided, prior to their decision to elect the Asset Allocation Program, with information regarding the composition of both the current asset allocation model, as well as any changes to the model which will become effective on the last day of that calendar quarter.

INITIAL ALLOCATION TO THE SELECTED ASSET ALLOCATION MODEL. If you elect the Asset Allocation Program at the time you purchase a Contract, we will allocate your initial premium to the selected model on the contract date, unless your premium is required to be initially allocated to the Mercury Domestic Money

Market V.I. Subaccount. If your premium is required to be initially allocated to the Mercury Domestic Money Market V.I. Subaccount, we will allocate your contract value at the end of the 14-day period (35-day period in California if the premium(s) is required to be allocated to the Mercury Domestic Money Market V.I. Subaccount) in accordance with the asset allocation model that is in effect at that time. If you elect the Asset Allocation Program at any time after the contract date (and after any period that a premium is required to be allocated to the Mercury Domestic Money Market V.I. Subaccount, if applicable), we will reallocate your contract value in accordance with the selected model in effect as of the end of the valuation period when we receive the information necessary to process the request.

QUARTERLY REBALANCING. On the last business day of each calendar quarter, we automatically rebalance contract value to maintain the subaccounts and percentages for each Program participant's selected asset allocation model. This quarterly rebalancing takes account of:

   - increases and decreases in contract value in each subaccount due to subaccount performance,
   - increases and decreases in contract value in each subaccount due to subaccount transfers, withdrawals (particularly if taken from specific subaccounts designated by the contract owner), and premium payments (particularly if allocated to specific subaccounts designated by the contract owner), and
   -  any adjustments Roszel Advisors has made to the selected model.

The first quarterly rebalancing will occur at the end of the first calendar quarter following the later of the election date or the end of the period during which your premium is required to be initially allocated to the Mercury Domestic Money Market V.I. Subaccount, if applicable.

We will not automatically rebalance self-directed portfolios unless the contract owner elects the Rebalancing Program.

ALLOCATION OF FUTURE PREMIUMS. The asset allocation model that a Program participant selects will override any prior percentage allocations that the participant may have chosen and all future premiums will be allocated accordingly. For self-directed portfolios, future premiums for which no specific allocation instructions are received will be allocated in accordance with the last allocation instructions we received, which may have been a prior version of their asset allocation model. Accordingly, Program participants with self-directed portfolios should consider providing specific allocation instructions with each premium payment or contacting us to update their default allocation instructions.

OTHER INFORMATION. At any time, a Program participant can request to change his or her selected model or the allocation of his or her contract value among the subaccounts, or can elect to terminate the Asset Allocation Program. Roszel Advisors will contact Program participants at least annually to determine whether the participant's financial situation or investment objectives have changed. In addition, when we notify Program participants quarterly of changes to the models, we also will instruct them to notify Roszel Advisors of any changes to their financial situation or investment objectives or if they wish to change their selected model or create a self-directed portfolio.

Funds selected by Roszel Advisors to be part of an asset allocation model may be advised or subadvised by Roszel Advisors or one of its affiliates. To the extent that Roszel Advisors includes such proprietary Funds in its models, Roszel Advisors and/or its affiliates will receive additional compensation from the advisory fees of the Funds. (See "Certain Payments We Receive With Regard to the Funds" for information on compensation with regard to proprietary Funds.) Although Roszel Advisors and its affiliates may benefit financially from the inclusion of proprietary Funds in the asset allocation models, Roszel Advisers does not take such benefits into account in selecting the Funds for the models. You should be aware of this potential financial benefit, however, if you elect to participate in the Asset Allocation Program.

For more information on Roszel Advisor's role as investment adviser for Program participants, please see Roszel Advisor's brochure from their Form ADV, the SEC investment adviser registration form, which will be delivered to contract owners at the time they apply for a Contract. Please contact us if you would like to receive a copy of this brochure. Program participants may also contact us at 1-800-535-5549 with questions about the Asset Allocation Program or the asset allocation models at any time.

Currently, we don't charge for transfers under the Asset Allocation Program; they are in addition to the twelve annual transfers permitted without charge under the Contract. If you choose the DCA Program or the Rebalancing Program, you cannot also elect the Asset Allocation Program.

This Asset Allocation Program may be terminated or altered at any time by us.

                              REBALANCING PROGRAM

Under the Rebalancing Program, we will allocate your premiums and rebalance your contract value quarterly, semi-annually, or annually based on the rebalancing date you select and according to the subaccounts and percentages you select based on your investment goals and risk tolerance.

If you elect the Rebalancing Program, we allocate your premiums in accordance with the subaccounts and percentages you have selected. You select the rebalancing frequency and the date for the initial rebalancing within certain limitations. The date you select cannot be earlier than 30 days from the contract date. On the date you select and on each rebalancing date thereafter based on the rebalancing frequency you select, we automatically reallocate your contract value to maintain the particular percentage allocation among the subaccounts that you have selected. If based on your selected date, rebalancing would occur on a date that is not a business day, the rebalancing will occur on the business day following your selected date. You may change the frequency of the Rebalancing Program at any time.

We perform this periodic rebalancing to take account of:

   - increases and decreases in contract value in each subaccount due to subaccount performance, and
   - increases and decreases in contract value in each subaccount due to withdrawals, transfers, and premium payments.

The Rebalancing Program can be elected at issue or at any time after issue. You may elect the Rebalancing Program in writing or, once we receive proper telephone authorization, by telephone. If you elect the Rebalancing Program, you must include all contract value in the program. We allocate all premiums paid under the automatic investment feature and, unless you instruct us otherwise, all other premiums in accordance with the particular percentage allocation among the subaccounts that you have selected. The percentages that you select under the Rebalancing Program will override any prior percentage allocations that you have chosen and we will allocate all future premiums accordingly. You may change your allocations at any time. Once elected, you may instruct us, in a form satisfactory to us, at any time to terminate the program. Currently, we don't charge for transfers under this program; they are in addition to the twelve annual transfers permitted without charge under the Contract each contract year.

We reserve the right to make changes to this program at any time. If you choose the Asset Allocation Program or the DCA Program, you cannot also elect the Rebalancing Program.

                              PARTIAL WITHDRAWALS

WHEN AND HOW PARTIAL WITHDRAWALS ARE MADE. Before the annuity date, you may make lump-sum withdrawals from the Contract. In addition, you may make systematic withdrawals. (See "Partial Withdrawals - Systematic Withdrawal Program.") Surrender charges may apply and, for XC Class Contracts, bonus amounts may be recaptured. (See "Features and Benefits of the Contract - Bonus Payment and Recapture" for more information on bonus recapture.) We don't impose a surrender charge on withdrawals to the extent that they do not exceed the "free withdrawal amount" determined as of the date of the withdrawal request.

THE "FREE WITHDRAWAL AMOUNT"       (a) = sum of: 10% of the amount of each premium
EQUALS THE GREATER OF (A) OR       subject to a surrender charge (not to exceed the
(B), WHERE:                        amount of each premium that has not been previously
                                   withdrawn as of the beginning of the contract year);
                                   less any prior withdrawals during that contract year;
                                   and
                                   (b) = the gain in the Contract plus premiums
                                   remaining in the Contract that are no longer subject
                                   to a surrender charge.
THE GAIN IN THE CONTRACT IS        (a) = all premiums paid into the Contract less prior
DETERMINED AS THE EXCESS, IF       withdrawals of premiums, and
ANY, OF (B) OVER (A) WHERE:
                                   (b) = the contract value (less uncollected charges
                                   and any bonus amounts subject to recapture) just
                                   prior to the withdrawal.

Any amount previously withdrawn from the Contract during that contract year will be taken into account in determining the "free withdrawal amount" available as of the date of the withdrawal request. For withdrawals in any contract year, we assume gain is withdrawn first, followed by premiums. We do not currently recapture bonus amounts for withdrawals within the "free withdrawal amount." Premiums are assumed to be withdrawn on a first-in, first-out ("FIFO") basis.

Withdrawals are subject to tax to the extent of gain and prior to age 59 1/2 may also be subject to a 10% federal penalty tax. Withdrawals from tax sheltered annuities are restricted. (See "Federal Income Taxes.")
        EXAMPLE. Assume that you pay an initial premium of $100,000 and a Class B Contract is issued on February 1, 2005. Assume that your contract value equals $105,000 on July 1, 2005 due to positive investment performance. On that date, you withdraw
        $20,000. The "free withdrawal amount" equals $10,000 determined as the greater of (a) 10% of each premium subject to a surrender charge (not to exceed the premiums that had not been previously withdrawn as of the beginning of the contract year), less any prior withdrawals during that contract year (10% of $100,000 =
        $10,000); and (b) gain ($105,000 - $100,000 = $5,000).
        Accordingly, $10,000 of your withdrawal would not be subject to a surrender charge, while the remaining $10,000 would be subject to a surrender charge.

Unless you direct us otherwise, we will make lump-sum withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value. You may make a withdrawal request in writing to our Service Center or, once you've submitted a proper telephone authorization form to our Service Center, by telephone, but only if the amount withdrawn is to be paid into a Merrill Lynch brokerage account or sent to the address of record. We will process your partial withdrawal as of the end of the valuation period during which we receive the necessary information. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone withdrawal requests to be received the following business day. (See "Other Information - Notices and Elections" for additional information on potential delays applicable to telephone transactions.)

MINIMUM AMOUNTS. The minimum amount that may be withdrawn is $100. We will not process a withdrawal which would reduce the surrender value below $5,000. We reserve the right to change these minimums.

SYSTEMATIC WITHDRAWAL PROGRAM. You may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually, or annually. We currently limit the total amount of these withdrawals in any contract year to the sum of: 10% of the amount of each premium subject to a surrender charge (not to exceed the amount of each premium that has not been previously withdrawn as of the beginning of the contract year); plus remaining premiums no longer subject to surrender charge. Each withdrawal must be for at least $100 and the remaining surrender value must be at least $5,000. You may change the specified dollar amount or frequency of withdrawals or stop the Systematic Withdrawal Program at any time upon notice to us. We will make systematic withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value. This feature may not begin until at least 30 days after the contract date.

We reserve the right to restrict the maximum amount that may be withdrawn each year under the Systematic Withdrawal Program and to make any other changes to this program at any time. The Systematic Withdrawal Program will end if the systematic withdrawals, when added to prior lump sum withdrawals from the Contract in the same contract year, exceed the "free withdrawal amount" described under "When and How Withdrawals are Made" above.

                                   SURRENDERS

At any time before the annuity date you may surrender the Contract through a full withdrawal of the surrender value, subject to the following conditions.

  Surrenders                  -  Any request to surrender the Contract must be in writing.
                              -  The Contract must be delivered to our Service Center.
                              -  We will pay you an amount equal to the contract value as of the end of the valuation period when we process the
                                 surrender, minus any surrender charge (which varies
                                 according to the Class of the Contract), minus any
                                 recaptured bonus amount (for XC Class Contracts), minus any applicable contract fee, minus any uncollected ADB Charge, minus any uncollected GMDB Charge, minus any uncollected
                                 GMIB Charge, and minus any applicable charge for premium
                                 taxes. (See "Charges, Deductions, and Credits.")
                              -  We won't impose a surrender charge on the "free withdrawal amount" determined as of the date of the surrender request.
                                 (See "Partial Withdrawals" for a discussion of the
                                 calculation of the "free withdrawal amount.")
                              -  Surrenders are subject to tax and, if made prior to age
                                 59 1/2, may also be subject to a 10% federal penalty tax.
                                 Surrenders of tax sheltered annuities before age 59 1/2,
                                 death, disability, severance from employment, or hardship
                                 may be restricted unless proceeds are transferred to another tax sheltered annuity arrangement. (See "Federal Income
                                 Taxes.")

  Surrender Charges           -  B Class imposes a surrender charge on withdrawals equal to a
  by Class                       maximum of 7.0% of each premium payment, reducing annually over 7 years following the premium payment;
                              -  L Class imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 years following the premium payment;
                              -  C Class imposes a surrender charge on withdrawals equal to
                                 2.0% of each premium payment during the first year following payment of such premium; and
                              -  XC Class imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium payment, reducing over 9 years following the premium payment.

For more information on surrender charges, see "Charges, Deductions, and Credits - Surrender Charge."

                    DEATH OF ANNUITANT PRIOR TO ANNUITY DATE

If the owner is a natural person and the annuitant dies before the annuity date, and the annuitant is not the contract owner, the contract owner may designate a new annuitant. If a new annuitant is not designated, the contract owner (or the oldest co-owner) will become the annuitant. If the contract owner is not a natural person, upon the death of the annuitant (or the first annuitant to die if there are joint annuitants), no new annuitant may be named and the death benefit will be paid to the beneficiary. If your sole beneficiary is your surviving spouse, he or she may instead elect to continue the Contract. (See "Spousal Beneficiary Continuation Option.")

                                 DEATH BENEFIT

STANDARD DEATH BENEFIT. The Contract provides a death benefit to the beneficiary if you die (or the first owner to die, if there are co-owners or the annuitant, if the owner is a non-natural person) before the annuity date. UNLESS YOU PURCHASE AN OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT ("GMDB"), THE DEATH BENEFIT EQUALS THE CONTRACT VALUE, LESS UNCOLLECTED CHARGES AND ANY BONUS AMOUNTS SUBJECT TO RECAPTURE ON THE DEATH OF THE OWNER. (See "Features and Benefits of the Contract - Bonus Payment and Recapture" for more information on bonus recapture.) If any owner (or the annuitant, if the owner is a non-natural person) is over the age of 75 on the contract date, the GMDB options are not available so the standard death benefit will apply. If the standard death benefit applies, no minimum amount is guaranteed and the death benefit will fluctuate based on the investment performance of the subaccounts in which you invest.

GMDB OPTIONS. For an additional charge, you may elect one of the GMDB options available under the Contract if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 75 or under on the contract date. IF YOU PURCHASE A GMDB, UNDER THE B CLASS, L CLASS, OR C CLASS CONTRACTS, THE DEATH BENEFIT EQUALS THE GREATER OF THE CONTRACT VALUE LESS UNCOLLECTED CHARGES OR THE GMDB BASE (DESCRIBED BELOW). HOWEVER, IF YOU PURCHASE A GMDB UNDER THE XC CLASS CONTRACT, THE DEATH BENEFIT EQUALS THE GREATER OF THE CONTRACT VALUE, LESS UNCOLLECTED CHARGES AND ANY BONUS AMOUNTS SUBJECT TO RECAPTURE ON THE DEATH OF THE OWNER OR THE GMDB BASE. (See "Features and Benefits of the Contract - Bonus Payment and Recapture" for more information on bonus recaptures.) If a contract owner dies (or the annuitant, if the owner is a non-natural person) within 90 days of the contract date or within 6 months of the date of a change of owner where there was a change in the life upon which payment of the death benefit is based (except under the spousal beneficiary continuation option), the GMDB Base is zero and no GMDB will be payable. This limitation does not apply when there is a change of owner and the life upon which payment of the death benefit is based does not change.

The GMDB options are:

   -  Return of Premium GMDB
   -  Maximum Anniversary Value GMDB
   -  Greater of Maximum Anniversary Value and Roll-Up GMDB

Once you elect a GMDB option, you cannot change or cancel it. Although we currently permit a GMDB option to be elected at issue only, we reserve the right to permit contract owners to elect a GMDB after issue in the future. The GMDB, however, will terminate if you annuitize or surrender the Contract, upon death (unless the Contract is continued by an eligible spousal beneficiary who qualifies to continue the GMDB rider), or if the Contract otherwise terminates. It may also terminate or the benefit may be reduced if there is a change of owner.

GMDB BASE - RETURN OF PREMIUM. If you purchase the Return of Premium GMDB, the GMDB Base equals:


     -  the premiums paid into the Contract
     less                                          For this formula, each "adjusted" withdrawal
                                                   equals the amount withdrawn multiplied by
     -  "adjusted" withdrawals from the            (a) / (b) where:
        Contract.
                                                     (a) = GMDB Base and
                                                     (b) = the contract value.
                                                   Both (a) and (b) are calculated immediately
                                                   prior to the withdrawal.

GMDB BASE - MAXIMUM ANNIVERSARY VALUE. If you purchase the Maximum Anniversary Value GMDB, the GMDB Base equals the greatest of the anniversary values.

An anniversary value is equal to the contract value, less any bonus amounts subject to recapture, on the contract date or on a contract anniversary increased by premium payments and decreased by "adjusted" withdrawals since the contract date or that anniversary. "Adjusted withdrawals" are calculated according to the formula used for the Return of Premium GMDB Base, as described above.

We will calculate an anniversary value on the contract date and for each contract anniversary through the earlier of the contract anniversary on or following your 80(th) birthday or the anniversary on or prior to your date of death. If the Contract has or had co-owners, we will use the oldest owner's 80(th) birthday or the anniversary on or prior to any owner's date of death. If an owner is a non-natural person, we will use the oldest annuitant's 80(th) birthday or the anniversary value on or prior to any annuitant's date of death.

If there is a change of owner and the GMDB continues, subsequent changes in owner will not increase the period of time used to determine anniversary values. At the time of the ownership change, if as of the contract date a new owner was older than the owner whose age is then being used to determine anniversary values and the period of time for calculating anniversary values has not ended, the limitation date for calculating additional anniversary values will be reset. The new limitation date will be reset based on the age of the new owner, but will not be reset to a date earlier than the date of the ownership change.
        For an example of the calculation of the Maximum Anniversary
        Value GMDB, see Appendix B.

GMDB BASE - GREATER OF MAXIMUM ANNIVERSARY VALUE AND ROLL-UP. If you purchase the Greater of Maximum Anniversary Value and Roll-Up GMDB, the GMDB Base is the greater of:

     -  the Maximum Anniversary Value GMDB Base; or

     -  the Roll-Up GMDB Base.

GMDB BASE - ROLL-UP. The GMDB Base equals the sum of GMDB Roll-Up Base A and GMDB Roll-Up Base B. Dividing the GMDB Base into these components allows us to apply different rates of interest to the GMDB Base associated with certain subaccounts (called "Restricted Subaccounts"). The Restricted Subaccounts currently include the Mercury Domestic Money Market V.I. Subaccount and the Eaton Vance VT Floating-Rate Income Fund.

     GMDB ROLL-UP BASE A:  GMDB Roll-Up Base A is equal to:

      - the initial premium allocated to subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 5% (3% for Contracts issued in Washington), plus

      - subsequent premiums allocated to and contract value transferred into subaccounts other than the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 5% (3% for Contracts issued in Washington), less

      - all "adjusted" withdrawals and all transfers from subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal or transfer at an annual rate of 5% (3% for Contracts issued in Washington).

     The GMDB Roll-Up Base A will not be less than zero.
        For this formula, each "adjusted" withdrawal from subaccounts other than the Restricted Subaccounts is equal to the amount of such withdrawal multiplied by an adjustment factor.

        If the total of all withdrawals from subaccounts other than the Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 5% (3% for Contracts issued in Washington) times the GMDB Roll-Up Base A as of the beginning of the contract year, the adjustment factor is 1.0.

        If the total of all withdrawals from subaccounts other than the Restricted Subaccounts, including the requested withdrawal, is greater than 5% (3% for Contracts issued in Washington) times the GMDB Roll-Up Base A as of the beginning of the contract year, the adjustment factor is (a) divided by (b) where:

         (a) = GMDB Roll-Up Base A and

         (b) = the contract value in all subaccounts other than the Restricted Subaccounts.

        Both (a) and (b) are calculated immediately prior to the withdrawal.

     GMDB ROLL-UP BASE B:  GMDB Roll-Up Base B is equal to:

        - the initial premium allocated to the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 3%, plus

        - subsequent premiums allocated to and contract value transferred into the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 3%, less

        - all "adjusted" withdrawals and all transfers from the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal or transfer at an annual rate of 3%.

     The GMDB Roll-Up Base B will not be less than zero.
        For this formula, each "adjusted" withdrawal from Restricted Subaccounts is equal to the amount of such withdrawal multiplied by an adjustment factor.

        If the total of all withdrawals from Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 3% times the GMDB Roll-Up Base B as of the beginning of the contract year, the adjustment factor is 1.0.

        If the total of all withdrawals from Restricted Subaccounts, including the requested withdrawal, is greater than 3% times the GMDB Roll-Up Base B as of the beginning of the contract year, the adjustment factor is (a) divided by (b) where:

         (a) = GMDB Roll-Up Base B and

         (b) = the contract value in the Restricted Subaccounts.

        >Both (a) and (b) are calculated immediately prior to the withdrawal.

The period during which interest will accrue for purposes of calculating the GMDB Roll-Up Base A or the GMDB Roll-Up Base B is limited. Interest accrues until the earliest of:

     1. The 20(th) contract anniversary (15(th) contract anniversary for Contracts issued in New Jersey);

     2. The contract anniversary on or following the oldest owner's (or the annuitant's, if the owner is a non-natural person) 80(th) birthday;

     3. The date of death of the owner (or the first owner to die if the Contract has co-owners, or the annuitant, if the owner is a non-natural person).

If there is a change of owner and the GMDB continues, subsequent changes in owner will not increase the period of time used to determine interest. At the time of the ownership change, if as of the contract date a new owner was older than the owner whose age is then being used to determine the period during which interest will accrue and the period of time for calculating such interest has not ended, the limitation date for calculating additional interest will be reset. The new limitation date will be reset based on the age of the new owner, but will not be reset to a date earlier than the date of the ownership change.

The Maximum Anniversary Value GMDB Base is calculated as discussed above and all of the applicable limitations apply.
        For an example of the calculation of the Greater of Maximum
        Anniversary Value and Roll-Up GMDB, see Appendix C.

CHANGE OF OWNER. For Contracts with a GMDB option, any change to the contract owner(s) will terminate the GMDB unless:

   - The new owner is a spouse or a child of the original owner and was age 75 or under on the contract date;
   -  An owner's spouse or child is removed as an owner;
   - As a result of the creation or termination of a trust, the life upon which payment of the death benefit is based has not changed; or
   - The change is the result of continuation of the Contract under the spousal beneficiary continuation option and on the spousal continuation date the spouse was not over age 75.

GMDB LIMITATION. If a contract owner dies (or the annuitant, if the owner is a non-natural person) within 90 days of the contract date or within 6 months of the date of a change of owner where there was a change in the life upon which payment of the death benefit is based (except under the spousal beneficiary continuation option), the GMDB Base is zero and no GMDB will be payable.

GMDB CHARGE. We deduct a charge for each GMDB option that compensates us for the costs and risks we assume in providing the GMDB benefit. (See "Charges, Deductions, and Credits - GMDB Charge.")

                            ADDITIONAL DEATH BENEFIT

You may elect the Additional Death Benefit ("ADB") for an additional charge. The ADB may provide coverage in addition to that provided by your death benefit. The ADB is designed to help offset expenses, including income taxes, attributable to payment of the death benefit. The ADB, like the death benefit payable under the Contract, is subject to federal income taxes. You cannot elect the ADB if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 76 or older on the contract date. Once you elect the ADB, you cannot cancel it. The ADB, however, will terminate if you annuitize or surrender the Contract, upon death (unless the Contract is continued by an eligible spousal beneficiary who qualifies to continue the ADB rider), or if the Contract otherwise terminates. It may also terminate or the benefit may be reduced if there is a change of owner.

The ADB effective date is the contract date unless an eligible spousal beneficiary continues the Contract under the spousal beneficiary continuation option and the rider remains in effect. In that case, the ADB effective date is the spousal continuation date. See "Spousal Beneficiary Continuation Option."

THE AMOUNT OF THE ADB DEPENDS UPON THE AMOUNT OF GAIN IN YOUR CONTRACT SINCE THE ADB EFFECTIVE DATE. BECAUSE WITHDRAWALS AND POOR INVESTMENT PERFORMANCE OF THE FUNDS WILL REDUCE THE AMOUNT OF GAIN IN YOUR CONTRACT, THEY WILL REDUCE THE VALUE OF THE ADB. IT IS POSSIBLE THAT THE ADB MAY NOT HAVE ANY VALUE.

The ADB is not available in Washington. Check with your Financial Advisor regarding availability in other states.

The ADB is equal to the lesser of:

   -  the ADB Gain multiplied by the ADB Gain Factor; and
   -  the ADB Cap multiplied by the ADB Cap Factor.

The ADB will be determined as of the date we receive due proof of death of the owner (the first owner to die if the Contract has co-owners or the annuitant if the owner is a non-natural person) at our Service Center. Any ADB will increase the death benefit otherwise payable under the Contract. If the Contract has more than one beneficiary, the ADB will be determined separately for each beneficiary as of the date we receive due proof of death from each such beneficiary. For purposes of this calculation, the following definitions apply:

ADB Gain:  Contract value less uncollected charges     "ADB premiums" are equal to (a) - (b) where:
and bonus amounts subject to recapture upon death
less ADB premiums, but not less than zero.             (a) = the premiums paid into the Contract;
ADB Gain Factor:  If the oldest owner (or the          (b) = prior withdrawals in excess of the ADB
annuitant, if the owner is a non-natural person)             Gain after the contract date.
was under age 70 on the ADB effective date, the ADB
Gain Factor is 45%. If oldest owner (or annuitant,     For purposes of this calculation, the ADB Gain
if the owner is a non-natural person) was age 70 or    is assumed to be withdrawn first.
older on the ADB effective date, the ADB Gain
Factor is 30%.

ADB Cap: ADB premiums less any premiums paid within six months prior to an owner's (or the annuitant's, if the owner is a non-natural person) date of death and less any premiums paid after the date of death and prior to the date we receive due proof of death.

ADB Cap Factor: If the oldest owner (or the annuitant, if the owner is a non-natural person) was under age 70 on the ADB effective date, the ADB Cap Factor is 45%. If the oldest owner (or the annuitant, if the owner is a non-natural person) was age 70 or older on the ADB effective date, the ADB Cap Factor is 30%.

ADB LIMITATION. If an owner (or the annuitant, if the owner is a non-natural person) dies within 90 days of the ADB effective date, or within six months of the date of a change of owner where the life upon which payment of the ADB is based has changed (unless under the spousal beneficiary continuation option), we will not pay the ADB.

CHANGE OF OWNER.  If there is change of owner, the ADB will terminate unless:

   - The new owner is a spouse or a child of the original owner and was age 75 or under on the ADB effective date;
   -  An owner's spouse or child is removed as an owner;
   - As a result of the creation or termination of a trust, the life upon which payment of the ADB is based has not changed; or
   - The change is the result of continuation of the Contract under the spousal beneficiary continuation option and on the spousal continuation date the spouse was not over age 75.

If there is a new owner (other than an eligible spousal beneficiary who continues the Contract) and the ADB rider remains in effect, the ADB Gain Factor and the ADB Cap Factor will be determined using the new owner's age if as of the ADB effective date the new owner was older than the owner whose age was being used to determine these factors immediately prior to the change of owner. See "Spousal Beneficiary Continuation Option" for a description of the changes in the ADB if an eligible spousal beneficiary continues the Contract.

ADB CHARGE. We deduct a charge for the ADB that compensates us for the costs and risks we assume in providing this benefit. (See "Charges, Deductions, and Credits - ADB Charge.")
           For an example of the calculation of ADB, see Appendix D.

                            PAYMENT OF DEATH BENEFIT

Unless you have provided otherwise, the death benefit will be paid to, or in equal shares to:

     a. The primary beneficiary who survives you (or who survives the annuitant if the owner is a non-natural person); or, if no primary beneficiary survives you,

     b. The contingent beneficiary who survives you (or who survives the annuitant if the owner is a non-natural person); or, if no contingent beneficiary survives you,

     c.  Your estate.

If a beneficiary survives you, but dies before the death benefit is paid, the heirs or estate of such beneficiary are entitled to the death benefit that would otherwise have been paid to such beneficiary.

The beneficiary must receive his or her respective death benefit under one of the following payment options, unless an eligible spousal beneficiary continues the Contract under the spousal beneficiary continuation option. See "Spousal Beneficiary Continuation Option."

Death Benefit               -  OPTION 1:  payment of the death benefit in a lump sum within
Payment Options                five years of the date of such owner's death; or
                            -  OPTION 2:  payment of the entire death benefit within five years of the date of such owner's death; or
                            -  OPTION 3:  payment of the death benefit under an annuity option over the lifetime of such beneficiary, or over a
                               period that does not exceed the life expectancy, as defined by Internal Revenue Service regulations, of such
                               beneficiary, with payments starting within one year of the date of death of such owner. This option is not available if the beneficiary is a non-natural person.

We determine the death benefit as of the date we receive certain information at our Service Center. We call this information due proof of death. It consists of the Beneficiary Statement, a certified death certificate, and any additional documentation we may need to process the death claim. If we haven't received the other documents within 60 days following our receipt of a certified death certificate, we will consider due proof of death to have been received and we will pay the death benefit in a lump sum, unless there is an eligible spousal beneficiary, in which case we will automatically continue the Contract under the spousal beneficiary continuation option. For multiple beneficiaries, we will pay the first beneficiary to provide us with due proof of death his or her share of the death benefit. We will not pay any remaining beneficiary his or her share of the death benefit until we receive due proof of death from that beneficiary. Such beneficiaries continue to bear the investment risk that the contract value will increase or decrease until such time as they submit due proof of death or until 60 days following our receipt of a certified death certificate, whichever is sooner.

If the age of an owner (or an annuitant, if the owner is a non-natural person) is misstated, any death benefit will be adjusted to reflect the correct age.

Death benefit proceeds are taxable to the extent of gain. (See "Federal Income Taxes - Taxation of Death Benefit Proceeds.")

                    SPOUSAL BENEFICIARY CONTINUATION OPTION

If you die before the annuity date and your beneficiary is an eligible spousal beneficiary, your spouse may elect to continue the Contract. To be an eligible spousal beneficiary, the spouse must not have been older than age 80 on the contract date. If your spouse has not chosen a death benefit payment option by the end of the 60 day period following our receipt of the certified death certificate, we will continue the Contract under the spousal beneficiary continuation option. The "spousal continuation date" is the date on which the eligible spousal beneficiary provides all of the information required to continue the Contract or the date the spousal beneficiary continuation option is automatically applied.

Your spouse becomes the contract owner and the beneficiary until he or she names a new beneficiary. If the death benefit which would have been paid to the surviving spouse is greater than the contract value less uncollected charges as of the spousal continuation date, we will increase the contract value of the continued Contract to equal the death benefit we would have paid to the surviving spouse. On the spousal continuation date, any increase will be allocated to subaccounts based on the ratio of contract value in each subaccount to the contract value prior to the increase. If your spouse is over age 75 on the spousal continuation date, any GMDB or ADB option will end.

If the ADB continues, we will make the following adjustments to the ADB:

   -  The ADB effective date will be reset to spousal continuation date.

   - The ADB Gain Factor and the ADB Cap Factor will be based on the age of the spouse and the oldest of all owners since the ADB effective date.

   - The ADB premiums will be equal to the contract value (less uncollected charges) on the spousal continuation date increased by premiums paid after that date and decreased by withdrawals in excess of the ADB Gain after that date.

Any GMIB option will continue unless the annuitant is changed on the spousal continuation date and the new annuitant was over age 75 on the contract date.

                          PAYMENTS TO CONTRACT OWNERS

We'll make any payments to you usually within seven days of our Service Center receiving your proper request. However, we may suspend or postpone payments of any amount where permitted under applicable federal or state laws, rules or regulations.

We may suspend or defer payments in the event that:

   a.  the New York Stock Exchange is closed;

   b. trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission;

   c. the Securities and Exchange Commission declares that an emergency exists making it not reasonably practicable to dispose of securities held in the Separate Account or to determine the value of the Separate Account's assets;

   d. the Securities and Exchange Commission by order so permits for the protection of security holders; or

   e. the payment is derived from a check used to make a premium payment which has not cleared through the banking system.

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a contract owner's ability to make certain transactions and thereby refuse to accept any premium payments or requests for transfers, withdrawals, surrenders, annuitization, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

                                CONTRACT CHANGES

Changes to the              -  Requests to change the owner, beneficiary, annuitant, or
Contract                       annuity date of a Contract, if acceptable to us, will take effect as of the date you sign such a request, unless we
                               have already acted in reliance on the prior status.
                            -  We are not responsible for the validity of such a request.
                            -  Only our President, Vice President, Secretary, or Assistant
                               Secretary may change this Contract. No one else has
                               authority to modify or waive any provision of the Contract.
                            -  Any change must be in writing, signed, and received at our
                               Service Center.
                            -  At any time, we may make such changes to the Contract,
                               without your consent as required to make it conform with any law, regulation, or ruling issued by a government agency.
                            -  We will notify you of such changes and when required will obtain approval from the appropriate regulatory authority
                               and you.

                                ANNUITY PAYMENTS

We'll make the first annuity payment on the annuity date, and payments will continue according to the annuity option selected. You may select an annuity date that may not be earlier than the first Contract anniversary and may not be later than the maturity date. For nonqualified contracts, the maturity date is the oldest annuitant's 95th birthday. If you do not select an annuity date, the annuity date is the maturity date. You may change the annuity date at any time before the maturity date.

Generally, the annuity date for IRA or tax sheltered annuity contracts is when the owner/annuitant reaches age 70 1/2. However, we will not require IRA contracts and tax sheltered annuity contracts to annuitize at age 70 1/2 if distributions from the Contract are not necessary to meet federal minimum distribution requirements.

Contract owners may select from a variety of fixed annuity payment options that we make available from those outlined below in "Annuity Options." If you don't choose an annuity option, we'll use the Life Annuity with Payments Guaranteed for 10 Years annuity option. You may change the annuity option before the annuity date. An option not set forth in this Prospectus may be chosen if it is acceptable to us. Although we currently do not permit partial annuitization, we reserve the right to permit it in the future.

We reserve the right to limit annuity options available to IRA contract owners to comply with the Internal Revenue Code or regulations under it.

We calculate your annuity payments as of the annuity date, not the date when the annuitization request form is received at the Service Center. Until the annuity date, your contract value will fluctuate in accordance with the performance of the investment options you have selected. After the annuity date, your Contract does not participate in the performance of the Separate Account. On the annuity date, the annuity value will be transferred to our general account and will be applied to the annuity option at the current payout rates, which we will furnish at your request. We determine the dollar amount of annuity payments by applying your annuity value (which equals your contract value, less any uncollected GMDB Charge, ADB Charge, GMIB Charge and any applicable Contract Fee, and any applicable premium taxes) on the annuity date to our then current annuity payout rates. Payout rates show the amount of periodic payment that a $1,000 value buys. These rates are based on the annuitant's age and sex (where permitted) and payment options and payment frequency at the time payments begin.

The payout rates cannot be less than the guaranteed payout rates which are based on the annuitant's "adjusted age", the guaranteed mortality table (if applicable), and the guaranteed interest rate.

The guaranteed interest rates will never be less than 1% per year. The interest rate is indexed and is determined as follows: for each calendar quarter the interest rate is equal to the average of 5-year constant maturity treasury rates as reported by the Federal Reserve over a consecutive 12 month period ending the second month of the previous calendar quarter, rounded to the nearest one-twentieth of 1%, less 1.25%. In states where the guaranteed interest rate is not indexed, it is fixed at 1.5%.

You may choose to receive payments at any payment interval which we make available, but not less frequently than once per year. In most states, if the annuity value on the annuity date is less than $2,000, we will pay the annuity value in a lump sum. If any annuity payment would be less than $20, we may change the frequency of payments so that all payments will be at least $20. If after the change in frequency, the annual payment is less than $20, we will pay the annuity value in a lump sum. Unless you tell us differently, we'll make annuity payments directly to your Merrill Lynch brokerage account.

EVIDENCE OF SURVIVAL. We may require proof that any person on whose continued life any payments are based is alive. We reserve the right to withhold or discontinue payments until we receive proof, in a form satisfactory to us, that such person is living.

MISSTATEMENT OF AGE OR SEX. We may require proof at any time, in a form satisfactory to us, of the age or sex of any annuitant if any payments and benefits are based on such person's age and sex. If the age and/or sex of an annuitant was misstated to us, resulting in an incorrect calculation of annuity payments, we will adjust future annuity payments to reflect the correct age and/or sex. We will deduct any amount we overpaid as the result of a misstatement from future payment(s). If we underpaid any amount as the result of a misstatement, we will correct it with the next payment. We may pay interest on the underpayment at the annual rate not to exceed the maximum permitted in your state.

                                ANNUITY OPTIONS

The following fixed annuity payment options may be available. We may in the future offer more or fewer options. You may choose another option that is not set forth in this Prospectus if it is acceptable to us. Once you begin to receive annuity payments, you cannot change the payment option, payment amount, or the payment period. Please note that there is no guarantee that aggregate payments under any of these annuity options will equal the total premiums paid.

DEATH OF OWNER DURING THE ANNUITY PERIOD. If an owner who is not an annuitant dies during the annuity period, any remaining payments under the annuity option in effect will continue to be made at least as rapidly as under the distribution method in effect as of such owner's death. Upon such death, if there is no surviving co-owner, the beneficiary will become the owner.

DEATH OF ANNUITANT DURING THE ANNUITY PERIOD. If the annuitant under an Annuity Option, or the last surviving joint annuitant under a Joint and Survivor Annuity Option, dies while any guaranteed amounts remain unpaid, the owner, or the beneficiary if there is no surviving owner, may choose either:

   (a)  to receive payments for the remainder of the period guaranteed; or

   (b) to receive the present value of the remaining guaranteed payments in a lump sum.

The interest rate used to calculate any present value is the interest rate we used on the annuity date to compute the amount of the annuity payments.

                    HOW WE DETERMINE PRESENT VALUE OF FUTURE
                          GUARANTEED ANNUITY PAYMENTS
         Present value refers to the amount of money needed today to fund the remaining guaranteed payments under the annuity payment option you select. The primary factor in determining present value is the interest rate assumption we use. If you are receiving annuity payments under an option that gives you the ability to take the present value of future payments in a lump sum and you elect to take the lump sum, we will use the same interest rate assumption in calculating the present value that we used to determine your payment stream at the time your annuity payments commenced.

PAYMENTS OF A FIXED    We will make equal payments in an amount you choose until
AMOUNT                 the sum of all payments equals the annuity value applied,
                       increased for interest credited. The amount you choose must provide at least ten years of payments. These payments don't depend on the annuitant's life. If the annuitant dies before the guaranteed amount has been paid, you (or if no surviving owner, the beneficiary) may elect to have payments continued
                       for the amount guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

PAYMENTS FOR A         We will make equal payments for a period you select of at
FIXED PERIOD           least ten years. These payments don't depend on the
                       annuitant's life. If the annuitant dies before the end of
                       the period, you (or if no surviving owner, the beneficiary)
                       may elect to have payments continued for the period
                       guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

*LIFE ANNUITY          We make payments for as long as the annuitant lives.
                       Payments will cease with the last payment made before the
                       annuitant's death.

LIFE ANNUITY WITH      We make payments for as long as the annuitant lives. In
PAYMENTS GUARANTEED    addition, even if the annuitant dies before the period ends,
FOR 5, 10, 15, OR      we guarantee payments for 5, 10, 15, or 20 years. If the
20 YEARS               annuitant dies before the guarantee period ends, you (or if no surviving owner, the beneficiary) may elect to have
                       payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

LIFE ANNUITY WITH      We make payments for as long as the annuitant lives. In
GUARANTEED RETURN      addition, even if the annuitant dies, we guarantee payments
OF ANNUITY VALUE       until the sum of all annuity payments equals the annuity
                       value applied. If the annuitant dies while guaranteed
                       amounts remain unpaid, you (or if no surviving owner, the
                       beneficiary) may elect to have payments continued for the
                       amount guaranteed or to receive the present value of the
                       remaining guaranteed amount in a lump sum.

*JOINT AND SURVIVOR    We make payments for the lives of the annuitant and a
LIFE ANNUITY           designated second person. Payments will continue as long as either one is living.

-------------------------------

* These  options are "pure" life annuities. Therefore, it is possible for the payee to receive only  one annuity payment  if the  person (or persons)  on whose  life
  (lives)  payment is  based dies  after only  one payment  or to  receive only two annuity payments if  that person (those  persons) dies after  only two  payments, etc.


JOINT AND SURVIVOR     We make payments during the lives of the annuitant and a
LIFE ANNUITY WITH      designated second person. Payments will continue as long as
PAYMENTS GUARANTEED    either one is living. In addition, even if the annuitant and
FOR 5, 10, 15, OR      the designated second person die before the guaranteed
20 YEARS               period ends, we guarantee payments for 5, 10, 15, or 20
                       years. If the annuitant and the designated second person die before the end of the period, you (or the beneficiary if
                       there is no surviving owner) may elect to have payments
                       continued for the period guaranteed or to receive the
                       present value of the remaining guaranteed payments in a lump sum.

INDIVIDUAL             This annuity option is available only to IRA contract
RETIREMENT ACCOUNT     owners. Payments will be made annually based on either (a)
ANNUITY                the life expectancy of the annuitant; (b) the joint life
                       expectancy of the annuitant and his or her spouse; (c) the life expectancy of the surviving spouse if the annuitant
                       dies before the annuity date. Each annual payment will be
                       determined in accordance with the applicable Internal
                       Revenue Service regulations. Each subsequent payment will be made on the anniversary of the annuity date. Interest will be credited at our current rate for this option. On the
                       death of the measuring life or lives prior to full
                       distribution of the remaining value, we will pay that value to the beneficiary in a lump sum.

                       GUARANTEED MINIMUM INCOME BENEFIT

GENERAL. The Guaranteed Minimum Income Benefit ("GMIB") is an option available for an additional charge that offers you the ability to receive guaranteed minimum monthly fixed payments in the future if you annuitize under the terms and conditions of the GMIB rider. If you elect the GMIB rider, you know the level of minimum income that will be available to you upon annuitization, assuming no withdrawals or additional premiums, regardless of fluctuating market conditions. YOU MAY NEVER NEED TO RELY UPON THE GMIB RIDER, WHICH SHOULD BE VIEWED AS A PAYMENT "FLOOR." You must annuitize under the terms and conditions of the GMIB rider to obtain any benefit from the GMIB. If you do not annuitize under the GMIB rider, the charges collected for this benefit will not be refunded. There is a waiting period of 10 years from the contract date before you can annuitize under the GMIB rider.
        BECAUSE OF THIS RESTRICTION, YOU SHOULD NOT PURCHASE THE GMIB
        RIDER IF YOU ARE OVER AGE 60 ON THE CONTRACT DATE AND MAY NEED
        TO ANNUITIZE THE CONTRACT AT AGE 70 1/2 TO MEET FEDERAL MINIMUM DISTRIBUTION REQUIREMENTS FOR IRAS AND TAX SHELTERED ANNUITIES.

If you decide that you want the protection offered by the GMIB rider, you must elect it at issue. You cannot elect the GMIB rider if the annuitant or joint annuitant is older than age 75 on the contract date. You may not cancel the GMIB rider once elected. The GMIB rider will terminate upon full surrender, annuitization (under the Contract or the GMIB rider), expiration of the last exercise period, death, or termination of the Contract. The GMIB rider will also terminate if the annuitant or joint annuitant is changed and the new annuitant or joint annuitant was older than age 75 on the contract date. However, the GMIB rider will not terminate at death if an eligible spousal beneficiary continues the Contract under the spousal beneficiary continuation option, unless the annuitant is also changed and the new annuitant was older than age 75 on the contract date. If there is a change of annuitant and the rider continues, the GMIB may be reduced and the last exercise date may be reset to an earlier date.

HOW WE DETERMINE THE AMOUNT OF YOUR MINIMUM GUARANTEED INCOME. If you elect the GMIB rider, we determine the amount of minimum income available to you on the date you exercise the GMIB rider by applying the GMIB Base (less applicable premium taxes) to the GMIB Annuity Option Payout Rates ("GMIB rates") for the annuity option you select.
        THE GMIB BASE IS ONLY USED TO CALCULATE THE GMIB, AND DOES NOT
        ESTABLISH OR GUARANTEE A CONTRACT VALUE, CASH VALUE, MINIMUM
        DEATH BENEFIT, OR A MINIMUM RETURN FOR ANY SUBACCOUNT.

Because the GMIB rates are based on conservative actuarial factors, the amount of lifetime income that the GMIB rider guarantees may be less than the amount of income that would be provided by applying your annuity value to then-current annuity payout rates for the same annuity option. Therefore, you should view the benefit provided if you annuitize under the terms and conditions of the GMIB rider as a payment "floor." Your amount of lifetime income, however, will not be less than it would be if we applied your annuity value on the exercise date to then-current annuity purchase rates for the same annuity option. Annuity payout rates depend on the sex (when permissible) and ages of the annuitant and any joint annuitant.

GMIB BASE. The GMIB Base equals the greater of the GMIB MAV Base and the GMIB Roll-Up Base.

GMIB MAV BASE. The GMIB MAV Base is equal to the greatest anniversary value. An anniversary value is equal to the contract value, less any bonus amount subject to recapture, on the contract date and on each contract anniversary, increased by premium payments and decreased by "adjusted" withdrawals since the contract date or that anniversary.
        For this formula, each "adjusted" withdrawal equals the amount withdrawn multiplied by (a) / (b) where:
          (a) = GMIB MAV Base and
          (b) = the contract value.
        Both (a) and (b) are calculated immediately prior to the withdrawal.

We will calculate an anniversary value on the contract date and on each contract anniversary thereafter through the earlier of the contract anniversary on or following the oldest annuitant's 80(th) birthday and the date you exercise your GMIB. Changes in the annuitant may cause the rider to terminate. If the rider continues in effect, changes in the annuitant will not increase the period of time used to determine anniversary values. At the time of the annuitant change, if as of the contract date a new annuitant was older than the annuitant whose age is then being used to determine anniversary values and the period of time for calculating the anniversary values has not ended, the limitation date for calculating additional anniversary values will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

GMIB ROLL-UP BASE. The GMIB Roll-Up Base equals the sum of GMIB Roll-Up Base A and GMIB Roll-Up Base B. Dividing the GMIB Roll-Up Base into these components allows us to apply different rates of interest to the GMIB Base associated with certain subaccounts (called "Restricted Subaccounts.") The Restricted Subaccounts currently include the Mercury Domestic Money Market V.I. Subaccount and the Eaton Vance VT Floating-Rate Income Subaccount.

   GMIB ROLL-UP BASE A:  GMIB Roll-Up Base A is equal to:

      - the initial premium allocated to subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 5%, plus

      - subsequent premiums allocated to and contract value transferred into subaccounts other than the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 5%, less

      - all "adjusted" withdrawals and all transfers from subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal or transfer at an annual rate of 5%.

   The GMIB Roll-Up Base A will not be less than zero.
        For this formula, each "adjusted" withdrawal from subaccounts other than the Restricted Subaccounts is equal to the amount of such withdrawal multiplied by an adjustment factor.
        If the total of all withdrawals from subaccounts other than the Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 5% times the GMIB Roll-Up Base A as of the beginning of the contract year, the adjustment factor is 1.0.
        If the total of all withdrawals from subaccounts other than the Restricted Subaccounts, including the requested withdrawal, is greater than 5% times the GMIB Roll-Up Base A as of the beginning of the contract year, the adjustment factor is (a) divided by (b) where:
          (a) = GMIB Roll-Up Base A and
          (b) = the contract value in all subaccounts other than the Restricted Subaccounts.
        Both (a) and (b) are calculated immediately prior to the withdrawal.

   GMIB ROLL-UP BASE B:  GMIB Roll-Up Base B is equal to:

      - the initial premium allocated to the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 3%, plus

      - subsequent premiums allocated to and contract value transferred into the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 3%, less

      - all "adjusted" withdrawals and all transfers from the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal or transfer at an annual rate of 3%.

   The GMIB Roll-Up Base B will not be less than zero.
        For this formula, each "adjusted" withdrawal from Restricted Subaccounts is equal to the amount of such withdrawal multiplied by an adjustment factor.
        If the total of all withdrawals from Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 3% times the GMIB Roll-Up Base B as of the beginning of the contract year, the adjustment factor is 1.0.
        If the total of all withdrawals from Restricted Subaccounts, including the requested withdrawal, is greater than 3% times the GMIB Roll-Up Base B as of the beginning of the contract year, the adjustment factor is (a) divided by (b) where:
          (a) = GMIB Roll-Up Base B and
          (b) = the contract value in the Restricted Subaccounts.
        Both (a) and (b) are calculated immediately prior to the withdrawal.

GMIB LIMITATIONS. The period during which the interest will accrue for purposes of calculating the GMIB Roll-Up Base A or the GMIB Roll-Up Base B is limited. Interest accrues until the earliest of:

   1.  The 20(th) contract anniversary;

   2. The contract anniversary on or following the oldest annuitant's 80(th) birthday; or

   3.  The date you exercise your GMIB.

If there is a change in annuitant and the GMIB continues, subsequent changes in annuitant will not increase the period of time used to determine interest. At the time of the annuitant change, if as of the contract date a new annuitant was older than the annuitant whose age is then being used to determine the period during which interest will accrue and the period of time for calculating such interest has not ended, then the limitation date used for calculating additional interest will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

ALLOCATION GUIDELINES AND RESTRICTIONS. We do not currently, but may in the future, impose certain allocation guidelines and restrictions. Under these allocation guidelines and restrictions, we may require contract owners with the GMIB rider to allocate at least 35% and no more than 85% to subaccounts in the Large Cap, Mid Cap, Small Cap, and International investment categories. The subaccounts currently available in these investment categories are as follows:

--------------------------------------------------------------------------------------------------
      INVESTMENT CATEGORY                                     SUBACCOUNTS
--------------------------------------------------------------------------------------------------
Large Cap                             Roszel/Lord Abbett Large Cap Value Portfolio, Roszel/Levin
                                      Large Cap Value Portfolio, Roszel/MLIM Relative Value
                                      Portfolio, Roszel/ Fayez Sarofin Large Cap Core Portfolio,
                                      Roszel/INVESCO- NAM Large Cap Core Portfolio,
                                      Roszel/Nicholas-Applegate Large Cap Growth Portfolio,
                                      Roszel/Rittenhouse Large Cap Growth Portfolio, Roszel/Seneca
                                      Large Cap Growth Portfolio, Roszel/Lord Abbett Government
                                      Securities Portfolio, Roszel/MLIM Fixed-Income Portfolio
--------------------------------------------------------------------------------------------------
Mid Cap                               Roszel/Valenzuela Mid Cap Value Portfolio, Roszel/Seneca Mid
                                      Cap Growth Portfolio
--------------------------------------------------------------------------------------------------
Small Cap                             Roszel/NWQ Small Cap Value Portfolio, Roszel/Delaware Small-
                                      Mid Cap Growth Portfolio
--------------------------------------------------------------------------------------------------
International                         Roszel/Lazard International Portfolio, Roszel/William Blair
                                      International Portfolio
--------------------------------------------------------------------------------------------------

We would also require contract owners with the GMIB rider to use the quarterly rebalancing feature. We will notify you at least 90 days in advance of the imposition of any such allocation guidelines and restrictions. If, at the end of this 90-day notice period, you have not complied with these allocation guidelines and restrictions, we will impose a higher charge for the GMIB for the duration of your Contract, but in no event will this charge exceed the maximum charge shown in the "Fee Table."

CONDITIONS FOR ELECTING TO RECEIVE INCOME PAYMENTS. You cannot exercise the GMIB until the expiration of the waiting period. The waiting period expires on the 10(th) contract anniversary. AFTER THE WAITING PERIOD, YOU MAY ONLY EXERCISE THE GMIB ON A CONTRACT ANNIVERSARY OR WITHIN THE 30 DAYS IMMEDIATELY FOLLOWING THAT CONTRACT ANNIVERSARY. The last timeframe within which you can exercise the GMIB begins at the contract anniversary on or following the 85(th) birthday of the oldest annuitant or joint annuitant named at any time under the GMIB rider and expires 30 days later. Because of the length of the waiting period combined with the latest permissible exercise date, we will not allow you to elect the GMIB rider if either the annuitant or joint annuitant is older than age 75 on the contract date.

If you annuitize your Contract at any time other than during a permitted exercise period (even if necessary to meet federal minimum distribution requirements for IRAs or tax sheltered annuities), the GMIB is not available. For example, you cannot exercise the rider if you annuitize your Contract twelve and one half years after you purchase the Contract or seven years after you purchase the Contract. You are not required to use the GMIB rider to receive annuity payments. However, we will not refund fees paid for the GMIB rider if you annuitize outside of the terms and conditions of the GMIB rider.

AVAILABLE ANNUITY OPTIONS. The annuity options available when using the GMIB to receive your fixed income are limited to the following:

   -  Life Annuity
   -  Joint and Survivor Life Annuity
   -  Life Annuity with Payments Guaranteed for 10 Years
   -  Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years

If you select the Joint and Survivor Life Annuity or Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years, the designated second person is deemed to be the joint annuitant for purposes of the GMIB rider.

CHANGE OF ANNUITANT. If an annuitant or joint annuitant is changed and, as of the contract date, the new annuitant or joint annuitant was older than age 75, the GMIB rider will terminate. Otherwise, if the new annuitant's or joint annuitant's age on the contract date was older than the age of the annuitant currently being used to determine the GMIB, we will reset the last timeframe within which you can exercise the GMIB based on the new annuitant's or joint annuitant's age. If the recalculated last exercise date is earlier than the date of the change of annuitant, the GMIB rider will terminate.

GMIB CHARGE. We deduct a charge for the GMIB rider that compensates us for the costs and risks we assume in providing this benefit. (See "Charges, Deductions, and Credits - GMIB Charge.")
         For an example of the calculation of the GMIB, see Appendix E.

                      GENDER-BASED ANNUITY PURCHASE RATES

Generally, the Contract provides for gender-based annuity purchase rates when life annuity options are chosen. However, in Montana, which has adopted regulations prohibiting gender-based rates, blended unisex annuity purchase rates will be applied to both male and female annuitants. Unisex annuity purchase rates will provide the same annuity payments for male or female annuitants that are the same age on their annuity dates.

Employers and employee organizations considering purchase of the Contract should consult with their legal advisor to determine whether purchasing a Contract containing gender-based annuity purchase rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. We may offer such contract owners Contracts containing unisex annuity purchase rates.

                           MISSTATEMENT OF AGE OR SEX

We may require proof at any time, in a form satisfactory to us, of the age or sex of any annuitant, owner or beneficiary if any payments and benefits under the Contract are based on such person's age and sex. If the age or sex of any such person has been misstated, any payments and benefits will be adjusted based on the correct age and sex of such person.

                               INACTIVE CONTRACT

In most states, the Contract will be terminated at the end of any valuation period if all of the following conditions are satisfied:

1)   No premium payments have been received during the prior 24 months;

2) The total of all premium payments made, less any partial withdrawals, is less than $2,000; and

3)   The contract value (less uncollected charges) is less than $2,000.

Accordingly, no Contract will be terminated due solely to negative investment performance. If the Contract is terminated due to the above reasons, we will pay you the surrender value in a lump sum.

CHARGES, DEDUCTIONS, AND CREDITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of the charges deducted may differ depending on the Class of the Contract. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits. For example, the surrender charge may not fully cover all of the sales and distribution expenses we actually incur, and we may use proceeds from other charges in part to cover such expenses.

                          ASSET-BASED INSURANCE CHARGE

We impose an asset-based insurance charge, which varies according to Class. The current asset-based insurance charge may be changed, but it will never exceed the maximum charge of 2.00% for any Class. The current asset-based insurance charge is 1.25% for the B Class; 1.45% for the L Class; 1.60% for the C Class; and 1.65% for the XC Class.

We deduct this charge daily from the net asset value of the subaccounts prior to the annuity date. This amount compensates us for mortality risks we assume for the annuity payment made under the Contract. These guarantees include making annuity payments which won't change based on our actual mortality experience.

The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include issuing Contracts, maintaining records, making available and maintaining subaccounts under the Contract, and performing accounting, regulatory compliance, and reporting functions.

If the asset-based insurance charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses. However, we may change the asset-based insurance charge at any time, but it will never exceed the maximum charge of 2.00% for any Class.

                                SURRENDER CHARGE

WHEN IMPOSED. We may impose a surrender charge on partial withdrawals and surrenders. The amount of the surrender charge varies by Class. This charge is for expenses relating to the sale of the Contract, such as commissions, preparation of sales literature, and other promotional activity. However, the Contract permits withdrawal of the "free withdrawal amount" annually without a surrender charge through lump-sum or systematic withdrawals. (See "Withdrawals and Surrenders.")

The surrender charge equals a percentage of each premium withdrawn. Each premium is subject to the charge for the applicable period specified below (12 month periods) from the date we receive it, as follows:

---------------------------------------------------------------------
COMPLETE YEARS ELAPSED SINCE
     PAYMENT OF PREMIUM       B CLASS   L CLASS   C CLASS   XC CLASS
---------------------------------------------------------------------
          0 years              7.0%      6.0%      2.0%       8.0%
---------------------------------------------------------------------
           1 year              6.0%      5.0%      0.0%       8.0%
---------------------------------------------------------------------
          2 years              5.0%      4.0%      0.0%       7.0%
---------------------------------------------------------------------
          3 years              4.0%      3.0%      0.0%       7.0%
---------------------------------------------------------------------
          4 years              3.0%      0.0%      0.0%       6.0%
---------------------------------------------------------------------
          5 years              2.0%      0.0%      0.0%       6.0%
---------------------------------------------------------------------
          6 years              1.0%      0.0%      0.0%       5.0%
---------------------------------------------------------------------
          7 years              0.0%      0.0%      0.0%       4.0%
---------------------------------------------------------------------
          8 years              0.0%      0.0%      0.0%       3.0%
---------------------------------------------------------------------
          9 years              0.0%      0.0%      0.0%       0.0%
---------------------------------------------------------------------

The charge is calculated on total premiums withdrawn from the Contract. If the contract value at the time of withdrawal is less than your premiums paid in, the charge will still be based on the remaining premiums.

The "free withdrawal amount" is never subject to the surrender charge. For withdrawals in any contract year, we assume gain is withdrawn first, followed by premiums. Premiums are assumed to be withdrawn on a first-in, first-out ("FIFO") basis. The example below explains this charge.

                         HOW THE SURRENDER CHARGE WORKS
         If you have an L Class Contract and made a $10,000 premium payment and due to negative investment experience only $9,500 remained in the Contract when you withdrew it two years later, we would impose a 4.0% charge on $9,000 (which represents the $10,000 premium payment less the $1,000 "free withdrawal amount"). If instead the $10,000 premium payment you made to the Contract grew to $11,000 due to positive investment experience, and you withdrew $600 of gain two years later, and withdrew the remaining $10,400 in a subsequent withdrawal that same contract year, we would not impose a surrender charge on the $600 withdrawn (as it represents gain, and not premium) and we would impose a 4.0% surrender charge only on $10,000 of the $10,400 subsequent withdrawal (as $400 of that amount represents gain).

HOW DEDUCTED. For surrenders, we deduct the charge from the amount of your withdrawal request. For partial withdrawals, we deduct the charge on a pro rata basis from among the subaccounts you're invested in, based on the ratio of your subaccount value to your contract value. The example below shows how this works.

                              PRO RATA DEDUCTIONS

         You have a C Class Contract with a current contract value of $100,000. $60,000 is in the Roszel/Levin Large Cap Value Subaccount, and $40,000 is in the Roszel/ Seneca Large Cap Growth Subaccount. You withdraw $20,000 from the Contract, and the entire $20,000 is subject to a 2.0% surrender charge ($400). Accordingly, $240 (60% of $400) is deducted from the Roszel/Levin Large Cap Value Subaccount and $160 (40% of $400) is deducted from the Roszel/Seneca Large Cap Growth Subaccount.

                                  CONTRACT FEE

We may charge a $50 contract fee on each contract anniversary upon surrender, or upon annuitization. We will impose this fee if the greater of contract value (less uncollected charges) or premiums (less withdrawals) is less than $50,000.

The contract fee compensates us for the expenses related to the maintenance of the Contract. We do not deduct the contract fee after the annuity date. The contract fee may be changed, but it will never exceed the maximum fee of $75.


If the contract fee         -  We deduct this fee from your contract value on each Contract
applies, we will               anniversary before the annuity date.
deduct it as
follows:

                            -  We deduct this fee from your contract value if you surrender or annuitize the Contract on any date other than a contract anniversary.
                            -  We deduct this fee on a pro rata basis from all subaccounts in which your contract value is invested.

                                  TRANSFER FEE

You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we will charge you $25 (guaranteed not to exceed $30) for each extra transfer in the contract year. We deduct this fee pro rata from the amount transferred. Transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See "Dollar Cost Averaging Program," "Rebalancing Program," "Asset Allocation Program," and "Transfers Among Subaccounts.")

                                  GMDB CHARGE

If you elect a GMDB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We won't deduct this charge after the annuity date. The current and maximum GMDB charge percentages vary according to the type of GMDB that you choose. We have the right to change the current GMDB charge percentage, but it will never exceed the maximum GMDB charge percentage. The amount of the GMDB charge is calculated on each monthaversary by multiplying the GMDB Base by the current annual GMDB charge percentage noted below and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the GMDB charges calculated on each of the three previous monthaversaries from the contract value. (See "Death Benefit - Guaranteed Minimum

Death Benefit Options" for the definition of the respective GMDB Base values.) The annual GMDB charges are as follows:

--------------------------------------------------------------
                                    CURRENT         MAXIMUM
         TYPE OF GMDB            GMDB CHARGE %   GMDB CHARGE %
--------------------------------------------------------------
       Return of Premium             0.15%           0.40%
--------------------------------------------------------------
   Maximum Anniversary Value         0.25%           0.65%
--------------------------------------------------------------
Greater of Maximum Anniversary
        Value and Roll-Up            0.55%           1.20%
--------------------------------------------------------------

If the GMDB rider is terminated at any time other than on a quarterversary, we will deduct from the contract value a pro rata amount of any charges that would be collected on the next quarterversary. We deduct the GMDB charge on a pro rata basis from all subaccounts in which your contract value is invested. We deduct the GMDB charge regardless of whether the GMDB has any value.

                                   ADB CHARGE

If you elect the ADB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We won't deduct this charge after the annuity date. The current annual ADB charge percentage is 0.25%. We have the right to change the current ADB charge percentage, but it will never exceed the maximum ADB charge percentage which is 0.50%. The amount of the ADB charge is calculated on each monthaversary by multiplying the contract value by the current annual ADB charge percentage and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the ADB charges calculated on each of the three previous monthaversaries from the contract value. If the ADB rider is terminated at any time other than on a quarterversary, we will deduct from the contract value a pro rata amount of any charges that would be collected on the next quarterversary. We deduct the ADB charge on a pro rata basis from all subaccounts in which your contract value is invested. We deduct the ADB charge regardless of whether the ADB has any value.

                                  GMIB CHARGE

If you elect the GMIB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We do not deduct the GMIB charge after the annuity date. The current annual GMIB charge percentage is 0.50%. We have the right to change the current GMIB charge percentage, but it will never exceed the maximum GMIB charge percentage which is 0.90%. The amount of the GMIB charge is calculated on each monthaversary by multiplying the GMIB Base by the current annual GMIB charge percentage and dividing the resulting amount by 12. (See "Guaranteed Minimum Income Benefit" for the definition of GMIB Base). On each quarterversary, we deduct the sum of the GMIB charges calculated on each of the three previous monthaversaries from the contract value. If the GMIB rider is terminated at any time other than on a quarterversary, we will deduct from the contract value a pro rata amount of any charges that would be collected on the next quarterversary. We deduct the GMIB charge on a pro rata basis from all subaccounts in which your contract value is invested. We deduct the GMIB charge regardless of whether annuity payments under the GMIB would be higher than those provided under the Contract.

                                 OTHER CHARGES

REDEMPTION FEE. We reserve the right to impose a redemption fee upon a transfer from one subaccount to another or to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

TAX CHARGES. We reserve the right, subject to any necessary regulatory approval, to charge for assessments or federal premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. We also reserve the right to deduct from the Separate Account any taxes imposed on the Separate Account's investment earnings. (See "Tax Status of the Contract.")

FUND EXPENSES. In calculating net asset values, the Funds deduct advisory fees and operating expenses from assets. (See "Fee Table.") Information about those fees and expenses also can be found in the prospectuses for the Funds, and in the applicable Statement of Additional Information for each Fund.

CHANGES IN CONTRACT CHARGES OR FEES. If we have reserved the right to change a contract charge or fee, any such changes will be applied by Class, and will be based upon changes in applicable experience factors such as investment income and returns, mortality, persistency, expenses, and taxes. Any change will be determined in accordance with procedures and standards on file, if required, with the insurance supervisory official of the jurisdiction in which the Contract is delivered. The charges after any change will not exceed the maximum charges.

PREMIUM TAXES. Various states impose a premium tax on annuity premiums when they are received by an insurance company. In other jurisdictions, a premium tax is paid on the contract value on the annuity date.

Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 4.0%. Although we pay these taxes when due, we won't deduct them from your contract value until the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, we will also deduct a charge for these taxes on any withdrawal, surrender or death benefit paid under the Contract.

Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, the contract owner's state of residence, our status within that state, and the premium tax laws of that state.

                                CONTRACT CREDITS

Credits may be added to your contract value. Currently, we are not adding any credits to your contract value. We reserve the right to add, modify, or discontinue any credit at any time in our sole discretion.

FEDERAL INCOME TAXES
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The following summary discussion is based on our understanding of current federal income tax law as the Internal Revenue Service (IRS) now interprets it. We can't guarantee that the law or the IRS's interpretation won't change. It does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other tax advisors should be consulted for further information.

We haven't considered any applicable federal gift, estate or any state or other tax laws. Of course, your own tax status or that of your beneficiary can affect the tax consequences of ownership or receipt of distributions.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If your annuity is independent of any formal retirement or pension plan, it is termed a nonqualified contract. If you invest in a variable annuity as part of an individual retirement annuity or tax sheltered annuity, your contract is called a qualified contract. The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. The Contract is available as a nonqualified contract or tax sheltered annuity or may be issued as an IRA, Roth IRA, or SEP IRA, or purchased through an established IRA, Roth IRA, SIMPLE IRA, or SEP IRA custodial account with MLPF&S.

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                           TAX STATUS OF THE CONTRACT

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Internal Revenue Code (IRC) and the regulations under it provide that separate account investments underlying a contract must be "adequately diversified" for it to qualify as an annuity contract under IRC section 72. The Separate Account, through the subaccounts, intends to comply with the diversification requirements of the regulations under Section 817(h). This will affect how we make investments.

OWNER CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although there is little guidance in this area and published guidance does not address certain aspects of the Contracts, we believe that the owner of a Contract should not be treated as the owner of the underlying assets. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the Contracts from being treated as the owners of the underlying Separate Account assets.

REQUIRED DISTRIBUTIONS. To qualify as an annuity contract under Section 72(s) of the IRC, a nonqualified annuity contract must provide that: (a) if any owner dies on or after the annuity starting date but before all amounts under the Contract have been distributed, the remaining amounts will be distributed at least as quickly as under the method being used when the owner died; and (b) if any owner dies before the annuity starting date, all amounts under the Contract will be distributed within five years of the date of death. So long as the distributions begin within a year of the owner's death, the IRS will consider these requirements satisfied for any part of the owner's interest payable to or for the benefit of a "designated beneficiary" and distributed over the beneficiary's life or over a period that cannot exceed the beneficiary's life expectancy. A designated beneficiary is the person the owner names as beneficiary and who assumes ownership when the owner dies. A designated beneficiary must be a natural person. If the deceased owner's spouse is the designated beneficiary, he or she can continue the Contract when such contract owner dies.

NONQUALIFIED. Nonqualified Contracts are designed to comply with Section 72(s), although no regulations interpreting these requirements have yet been issued. We will review the Contract and amend it if necessary to make sure that it continues to comply with the section's requirements when such requirements are clarified by regulation or otherwise.

OTHER RULES. Other rules regarding required distributions apply to IRAs and tax sheltered annuities.

                             TAXATION OF ANNUITIES

IN GENERAL. IRC Section 72 governs annuity taxation generally. We believe an owner who is a natural person usually won't be taxed on increases in the value of a contract until there is a distribution (i.e., the owner withdraws all or part of the contract value or takes annuity payments). Assigning, pledging, or agreeing to assign or pledge any part of the contract value usually will be considered a distribution. Distributions of accumulated investment earnings are taxable as ordinary income.

The owner of any annuity contract who is not a natural person (e.g., a corporation or a trust) generally must include in income any increase in the excess of the contract value over the "investment in the contract" during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person may wish to discuss them with a competent tax advisor. Bonus amounts are not treated as an "investment in the contract."

WITHDRAWALS AND SURRENDERS. The following nonqualified discussion applies generally to Contracts owned by a natural person: When you take a withdrawal from a Contract, the amount received generally will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value immediately before the distribution over the investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time.

Other rules apply to IRAs and tax sheltered annuities. In the case of a withdrawal under a qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible premium payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a qualified Contract can be zero.

If you withdraw your entire contract value, you will be taxed only on the part that exceeds your "investment in the contract."

ANNUITY PAYMENTS. Although tax consequences may vary depending on the annuity option selected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Bonus amounts are not treated as an "investment in the Contract."

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts, including any ADB, may be paid from a Contract because an owner or annuitant (if an owner is not a natural person) has died. If the payments are made in a single sum, they're taxed the same way a surrender from the Contract is taxed. If they are distributed as annuity payments, they're taxed as annuity payments. Because the ADB is treated as a death benefit, we believe that for federal tax purposes, the ADB should be treated as an integral part of the Contract's benefits (e.g., as investment protection benefit) and that any charges under the Contract for the ADB should not be treated as a distribution received by the Contract owner. However, it is possible that the IRS may take a position that some or all of the charge for the ADB should be deemed a taxable distribution to you. Although we do not believe that the fees associated with the ADB should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting this optional benefit under the Contract.

                        PENALTY TAX ON SOME WITHDRAWALS

You may have to pay a penalty tax (10 percent of the amount treated as taxable income) on some withdrawals. However, there is usually no penalty on distributions:

(1)   on or after you reach age 59 1/2;

(2) after you die (or after the annuitant dies, if an owner isn't an individual);

(3)   after you become disabled; or

(4) that are part of a series of substantially equal periodic (at least annual) payments for your life (or life expectancy) or the joint lives (or life expectancies) of you and your beneficiary.

Other exceptions may be applicable under certain circumstances and special rules may apply in connection with the exceptions listed above. Also, additional exceptions apply to distributions from an IRA or tax sheltered annuity. You should consult a tax advisor with regard to exceptions from the penalty tax.

               TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT

Transferring or assigning ownership of the Contract, designating an annuitant, designating a payee or beneficiary who is not also the owner, or exchanging a Contract can have other tax consequences that we don't discuss here. If you're thinking about any of those transactions, contact a tax advisor.

                                  WITHHOLDING

Annuity distributions usually are subject to withholding for the recipient's Federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. However, except for certain distributions from tax sheltered annuities, recipients can choose not to have tax withheld from distributions.

                               MULTIPLE CONTRACTS

All nonqualified deferred annuity contracts that we (or our affiliates) issue to the same owner during any calendar year are generally treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs. This could affect when income is taxable and how much is subject to the ten percent penalty tax discussed above.

                          POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax advisor should be consulted with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

                         POSSIBLE CHARGE FOR OUR TAXES

Currently we don't charge the Separate Account for any Federal, state, or local taxes on them or the Contracts (other than premium taxes), but we reserve the right to charge the Separate Account or the Contracts for any tax or other cost resulting from the tax laws that we believe should be attributed to them.

                              FOREIGN TAX CREDITS

To the extent that any Fund makes the appropriate election, certain foreign taxes paid by the Fund will be treated as being paid by the Company, which may deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to the contract owners.

                        TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions, and other transactions with respect to the Contract comply with the law.

                        INDIVIDUAL RETIREMENT ANNUITIES

TRADITIONAL IRA. Section 408 of the IRC permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." This Contract is available for purchase either as an IRA or through an established IRA custodial account with MLPF&S. An individual may make annual contributions of up to the lesser of the limit specified in the IRC or 100% of compensation includible in the individual's gross income. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. IRAs have minimum distribution rules that govern the timing and amount of distributions. You should refer to your adoption agreement or consult a tax advisor for more information about these distribution rules. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

ROTH IRAS. A Contract is available for purchase by an individual who has separately established a Roth IRA custodial account with MLPF&S. Roth IRAs, as described in section 408A of the IRC, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. An individual may make annual contributions to a Roth IRA of up to the lesser of the limit specified in the IRC or 100% of compensation includible in the individual's gross income. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. You may wish to consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

OTHER TAX ISSUES FOR IRAS AND ROTH IRAS. Total annual contributions to all of an individual's IRAs and Roth IRAs may not exceed the limit specified in the IRC or 100% of the compensation includible in the individual's gross income. Distributions from an IRA or Roth IRA generally are subject to withholding for the participant's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not have tax withheld from distributions.

The IRS has not reviewed the Contract for qualification as an IRA or Roth IRA, and has not addressed in a ruling of general applicability whether death benefit provisions such as the enhanced death benefit provisions, including the ADB, in the Contract comport with IRA and Roth IRA qualification requirements. The ADB is not currently available with an IRA or Roth IRA.

                            TAX SHELTERED ANNUITIES

Section 403(b) of the IRC allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, are accepted as premium payments, as permitted by law, under a Contract. Other premium payments, including premium payments subject to IRC
Section 402(g), will not be accepted.

Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death, or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. "Taxable eligible rollover distributions" from tax sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

Distributions from a tax sheltered annuity are generally subject to a mandatory 20% federal income tax withholding. The Contract includes an enhanced death benefit provision, including the ADB, that could be characterized as an incidental benefit, the amount of which is limited in a tax sheltered annuity. Because the enhanced death benefit may exceed this limitation, individuals using the Contract in connection with such plans should consult their tax advisors. The ADB is not currently available with a tax sheltered annuity.

Employers and employee organizations considering purchase of the Contract should consult with their legal advisor to determine whether purchasing a Contract containing gender-based annuity purchase rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. We may offer such contract owners Contracts containing unisex annuity purchase rates.

PERFORMANCE INFORMATION
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From time to time, we may advertise yields, effective yields, and total returns for the subaccounts for a Class. These figures are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the subaccounts in comparison to certain performance rankings and indices. More detailed information on the calculation of performance information appears in the Statement of Additional Information.

Effective yields and total returns for a subaccount for a Class are based on the investment performance of the corresponding Fund. Fund expenses influence Fund performance.

The yield of the ML Domestic Money Market V.I. Subaccount refers to the annualized income generated by an investment in the subaccount over a specified 7-day period on a Class-specific basis. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a subaccount (other than the Mercury Domestic Money Market V.I. Subaccount) refers to the annualized income generated by an investment in the subaccount over a specified 30-day or one month period on a Class-specific basis. The yield is calculated by assuming the income generated by the investment during that 30-day or one-month period is generated each period over 12 months and is shown as a percentage of the investment.

The average annual total return of a subaccount refers to return quotations assuming an investment has been held in each subaccount for 1, 5 and 10 years, or for a shorter period, if applicable. We provide average annual total returns for the subaccounts on a Class-specific basis. The average annual total returns represent the average compounded rates of return that would cause an initial investment of $1,000 to equal the value of that investment at the end of each period. These percentages include any surrender charge that would apply if you terminated the Contract at the end of each period indicated, but exclude any deductions for premium taxes. Total returns do not reflect any rider charges, nor bonus amounts if applicable.

We may also advertise or present yield or total return performance information computed on different bases, but this information will always be accompanied by average annual total returns for the corresponding subaccounts for each Class. For example, we may present total return performance information that doesn't reflect a deduction for the surrender charge. This presentation assumes that an investment in the Contract will extend beyond the period when the surrender charge applies, consistent with the long term investment and retirement objectives of the Contract. We may also advertise total return performance information for the Funds. We may also present total return performance information for a subaccount for periods before the date the subaccount commenced operations on a Class-specific basis. If we do, we'll base performance of the corresponding Fund as if the subaccount existed for the same periods as those indicated for the corresponding Fund, with a level of fees and charges equal to those currently imposed under the Contracts for each Class. We may also present total performance information for a hypothetical Contract assuming allocation of the initial premium to more than one subaccount or assuming monthly or quarterly transfers from one subaccount to designated other subaccounts under a Dollar Cost Averaging Program. We may also present total performance information for a hypothetical Contract assuming participation in the Asset Allocation Program or the Rebalancing Program. This information will reflect the performance of the affected subaccounts for the duration of the allocation under the hypothetical Contract. It will also reflect the deduction of charges described above except for the surrender charge, any rider charges and any bonus amounts if applicable. This information may also be compared to various indices.

Advertising and sales literature for the Contracts may also compare the performance of the subaccounts on a Class-specific basis and Funds to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, with investment objectives similar to each of the Funds corresponding to the subaccounts. Performance information may also be based on rankings by services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Advertising and sales literature for the Contracts may also compare the performance of the subaccounts on a Class-specific basis to various indices measuring market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any deduction for the expense of operating or managing an investment portfolio.

Advertising and sales literature for the Contracts may also contain information on the effect of tax deferred compounding on subaccount investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison at various points in time of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis.

OTHER INFORMATION
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                             NOTICES AND ELECTIONS

To be effective all notices, choices, and changes you make under the Contract must be in writing and signed, and be received at our Service Center, unless we have authorized you to use another method. Such communication must be provided by you or your representative, if authorized by you in writing. If you have submitted a telephone authorization form, you may make the following choices via telephone:

(1)   Transfers

(2)   Premium allocation instructions

(3)   Withdrawals, other than full surrenders

(4)   Requests to change the annuity date

We will use reasonable procedures to confirm that a telephone request is genuine. These procedures may include possible tape recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We do not have any liability if we act on a request that we reasonably believe is genuine.

Because telephone transactions will be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you.

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

Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider's, your Financial Advisor's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider requests to be received the following business day. Although we have taken precautions to help our systems handle heavy use, we cannot guarantee reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Service Center.

                                 VOTING RIGHTS

We own all Fund shares held in the Separate Account. As the owner, we have the right to vote on any matter put to vote at any Funds' shareholder meetings. However, we will vote all Fund shares attributable to Contracts by following instructions we receive from you. If we don't receive voting instructions, we'll vote those shares in the same proportion as shares for which we receive instructions. We determine the number of shares you may give voting instructions on by dividing your interest in a subaccount by the net asset value per share of the corresponding Fund. We'll determine the number of shares you may give voting instructions on as of a record date we choose. We may vote Fund shares in our own right if laws change to permit us to do so.

You have voting rights until the annuity date. You may give voting instructions concerning:

(1)   the election of a Fund's Board of Directors;

(2)   ratification of a Fund's independent accountant;

(3) approval of the investment advisory agreement for a Fund corresponding to your selected subaccounts;

(4) any change in a fundamental investment policy of a Fund corresponding to your selected subaccounts; and

(5)   any other matter requiring a vote of the Fund's shareholders.

                           REPORTS TO CONTRACT OWNERS

At least once each contract year before the annuity date, we will send you information about your Contract. It will outline all your Contract transactions during the year, your Contract's current number of accumulation units in each subaccount, the value of each accumulation unit of each subaccount, and the contract value.

You will also receive an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds.

                               MATERIAL CONFLICTS

It is conceivable that material conflicts could arise as a result of both variable annuity and variable life insurance separate accounts investing in the Funds. Although no material conflicts are foreseen, the participating insurance companies will monitor events in order to identify any material conflicts between variable annuity and variable life insurance contract owners to determine what action, if any, should be taken. Material conflicts could result from such things as (1) changes in state insurance law, (2) changes in federal income tax law or (3) differences between voting instructions given by variable annuity and variable life insurance contract owners. If a conflict occurs, we may be required to eliminate one or more subaccounts of the Separate Account or substitute a new subaccount. In responding to any conflict, we will take the action we believe necessary to protect our contract owners.

                        CHANGES TO THE SEPARATE ACCOUNT

We may also add new subaccounts to the Separate Account, eliminate subaccounts in the Separate Account, deregister the Separate Account under the Investment Company Act of 1940 (the "1940 Act"), make any changes required by the 1940 Act, operate the Separate Account as a management investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a subaccount or separate account to another subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes we may need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

                              SELLING THE CONTRACT

We have entered into a distribution agreement with our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S" or "Distributor"), for the distribution and sale of the Contracts. Distributor offers the Contracts through its registered representatives ("Financial Advisors"). The Financial Advisors are registered with the NASD, Inc., licensed as insurance agents in the states in which they do business, and appointed through various Merrill Lynch Life Agencies as our insurance agents. The Merrill Lynch Life Agencies are wholly owned subsidiaries of Distributor.

We pay commissions to the Merrill Lynch Life Agencies for sales of the Contracts by the Financial Advisors. Pursuant to a sales agreement, the Merrill Lynch Life Agencies pay Distributor a portion of the commissions they receive from us for the sales of the Contracts, and the Distributor pays the Financial Advisors a portion of the commissions it receives from the Merrill Lynch Life Agencies for the sales of the Contracts. The Merrill Lynch Life Agencies also pay the District Annuity Specialists a portion of the commissions they receive for the sales of the Contracts. Each District Annuity Specialist provides training and marketing support to Financial Advisors in a specific geographic region and is compensated based on sales of the Contracts in that region.

The maximum amount of commissions paid to the Merrill Lynch Life Agencies is 5.25% of each premium and up to 1.20% of contract value per year. In addition, the maximum commission paid to the Merrill Lynch Life Agencies on the annuity date is 4.00% of contract value. The maximum commission payable to Financial Advisors for Contract sales is 2.30% of each premium and up to 0.51% of contract value per year. In addition, on the annuity date, the maximum commission payable to the Financial Advisors is 1.50% of contract value not subject to a surrender charge. The amount of commissions will vary by Class, but will not exceed the maximum amounts listed above. The maximum amount of compensation that may be paid to District Annuity Specialists is 0.12% of each premium.

Financial Advisors and their branch managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items. Non-cash items include conferences, seminars, and trips (including travel, lodging, and meals in connection therewith), entertainment, merchandise, and other similar items. In addition, Financial Advisors who meet certain productivity, persistency, and length of service standards and/or their branch managers may be eligible for additional compensation from Distributor. District Annuity Specialists who meet certain productivity standards may also be eligible for additional compensation from the Merrill Lynch Life Agencies. Sales of the Contracts may help Financial Advisors, their branch managers, and District Annuity Specialists qualify for such benefits. Distributor's Financial Advisors and their branch managers may receive other payments from Distributor for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services.

The Distributor does not currently sell the Contracts through other broker-dealers ("selling firms"). However, the Distributor may enter into selling agreements with selling firms in the future. Selling firms may be compensated on a different basis than the various Merrill Lynch Life Agencies and the Financial Advisors; however, commissions paid to selling firms and their sales representatives will not exceed those described above.

Commissions and other incentives or payments described above are not charged directly to Contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

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                                STATE REGULATION

We are subject to the laws of the State of Arkansas and to the regulations of the Arkansas Insurance Department. We are also subject to the insurance laws and regulations of all jurisdictions in which we're licensed to do business.

We file an annual statement with the insurance departments of jurisdictions where we do business. The statement discloses our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to insurance department review at all times. The Arkansas Insurance Department, in conjunction with the National Association of Insurance Commissioners, conducts a full examination of our operations periodically.

                               LEGAL PROCEEDINGS

There are no legal proceedings involving the Separate Account. We and MLPF&S are engaged in various kinds of routine litigation that, in our judgment, are not material to our total assets.

                                    EXPERTS

The financial statements of Merrill Lynch Life Insurance Company as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the financial statements of the Separate Account as of December 31, 2004 and 2003, and for the each of the two years in the period ended December 31, 2004, incorporated by reference in this Prospectus and included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and which report on Merrill Lynch Life Insurance Company includes an explanatory paragraph for the change in accounting method in 2004 for stock-based compensation to conform to SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, by retroactively restating its 2003 and 2002 financial statements), which are included and incorporated by reference herein, and have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Their principal business address is Two World Financial Center, New York, New York 10281-1414.

                                 LEGAL MATTERS

Our organization, our authority to issue the Contract, and the validity of the form of the Contract have been passed upon by Barry G. Skolnick, our General Counsel. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

                            REGISTRATION STATEMENTS

Registration Statements that relate to the Contract and its investment options have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940. This Prospectus does not contain all of the information in the registration statements. You can obtain the omitted information from the Securities and Exchange Commission's principal office in Washington, D.C., upon payment of a prescribed fee.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The contents of the Statement of Additional Information for the Contract include the following:

OTHER INFORMATION
  Selling the Contract
  Financial Statements
  Administrative Services Arrangements

CALCULATION OF YIELDS AND TOTAL RETURNS
  Money Market Yield
  Other Subaccount Yields
  Total Returns

FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE VARIABLE ANNUITY
  SEPARATE ACCOUNT C

FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE INSURANCE COMPANY

APPENDIX A - EXAMPLE OF BONUS PAYMENT AND RECAPTURE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

EXAMPLE: You purchase a Merrill Lynch Investor Choice Annuity XC Class contract with an initial premium of $200,000 on February 10, 2005. You make a withdrawal (including any applicable surrender charge (SC)) of $100,000 on April 5, 2006 and pay a subsequent premium of $400,000 on May 1, 2006. You make a second withdrawal of $250,000 on August 2, 2007. Your bonus amounts paid and recaptured, based on HYPOTHETICAL Contract Values and transactions, are illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account. There is, of course, no assurance that the Separate Account will experience positive investment performance. FOR A DETAILED EXPLANATION OF HOW WE CALCULATE BONUS AMOUNTS PAID AND RECAPTURED, SEE "FEATURES AND BENEFITS OF THE CONTRACT - BONUS PAYMENT AND RECAPTURE."

                                                        TRANSACTIONS          BONUS AMOUNTS                     BONUS AMOUNT
                                                     -------------------   --------------------    CONTRACT      SUBJECT TO
DATE                                                  PREM.     WITHDR.     PAID     RECAPTURED      VALUE       RECAPTURE
----------------------------------------------------------------------------------------------------------------------------
2/10/2005  THE CONTRACT IS ISSUED                    $200,000              $ 9,000                $   209,000    $    9,000
           Premium 1 on 2/10/05 = $200,000
           Bonus 1 = (.045 X $125,000) + (.045 X
           $75,000) = $9,000
           Bonus 1 Subj. to Recapture Before =
           Bonus 1 Recapture Percentage (BRP) X
           Bonus 1
                 = 100% X $9,000 = $9,000
2/10/2006  FIRST CONTRACT ANNIVERSARY                                                             $   219,000    $    5,850
           Assume Contract Value increased by
           $10,000 due to positive investment
           performance.
           Bonus 1 Subj. to Recapture Before =
           Bonus 1 BRP X Bonus 1 = 65% X $9,000 =
           $5,850
4/5/2006   OWNER TAKES A $100,000 WITHDRAWAL                    $100,000             $2,500.67    $110,499.33    $ 3,349.33
           Assume Contract Value decreased by
           $6,000 due to negative investment
           performance.
           Bonus 1 Subj. to Recapture Before =
           Bonus 1 BRP X Bonus 1 = 65% X $9,000 =
           $5,850
           Gain = Contract Value - Bonus Amounts
           Subj. to Recapture - Remaining Premiums
               = $213,000 - $200,000 - $5,850 =
           $7,150
           Free Withdrawal Amount = Greater of 10%
           Premium or Gain = Max ($20,000, $7,150)
           = $20,000
           Prem 1 Withdrawn = Withdrawal - Gain =
           $100,000 - $7,150 = $92,850
           Prem 1 Withdrawn without SC = Free-Out -
           Gain = $20,000 - $7,150 = $12,850
           Bonus 1 Recapture Ratio = Prem 1
           Withdrawn Subj. to SC/Prem 1 Remaining
           Immediately Prior
                 = $80,000/($200,000 - $12,850) =
           $80,000/$187,150 = .427465
           Bonus 1 Recaptured = Bonus 1 Subj. to
           Recapture X Bonus 1 Recapture Ratio
                 = $5,850 X .427465 = $2,500.67
           Bonus 1 Subj. to Recapture After = BRP X
           (Bonus 1 - Recaptured Amt/Bonus 1 BRP at
           Recapture)
                 = 65% X ($9,000 - $2,500.67/65%) =
           $3,349.33
5/1/2006   OWNER PUTS IN $400,000 ADDITIONAL         $400,000              $19,000                $   519,000    $22,349.33
           PREMIUM
           Assume Contract Value decreased to
           $100,000 due to negative investment
           performance.
           Bonus 2 = (.045 X $300,000) + (.055 X
           $100,000) = $19,000
           Bonus 2 Subj. to Recapture = Bonus 2 BRP
           X Bonus 2 = 100% X $19,000 = $19,000
           Bonus 1 Subj. to Recapture = Bonus 1 BRP
           X (Bonus 1 - Recaptured Amt/Bonus 1 BRP
           at Recapture)
                 = 65% X ($9,000 - $2,500.67/65%) =
           $3,349.33
8/2/2007   OWNER TAKES A $250,000 WITHDRAWAL                    $250,000             $8,331.22    $261,668.78    $ 5,564.62
           Assume Contract Value increased by
           $1,000 due to negative investment
           performance.
           Bonus 1 Subj. to Recapture Before = BRP
           X (Bonus 1 - Bonus 1 Recaptured/Bonus 1
           BRP at Recapture)
                 = 30% X ($9,000 - $2,500.67/65%) =
           $1,545.84
           Bonus 2 Subj. to Recapture Before =
           Bonus 2 BRP X Bonus 2 = 65% X $19,000 =
           $12,350
           Gain = Contract Value - Bonus Amounts
           Subj. to Recapture - Remaining Premiums
               = $520,000 - $13,895.84 - ($200,000
           - $92,850) - $400,000 = -$1,045.84, that
           is, $0.
           Free Withdrawal Amount = Greater of 10%
           Premium or Gain = Max ($20,000+$40,000,
           $0) = $60,000
           Prem Withdrawn = Withdrawal - Gain =
           $250,000 - $0 = $250,000
           Prem Withdrawn without SC = Free-Out -
           Gain = $60,000 - $0 = $60,000
           Prem 1 Withdrawn without SC = Min
           ($107,150, $60,000) = $60,000
           Bonus 1 Recapture Ratio = Prem 1
           Withdrawn Subj. to SC/Prem 1 Remaining
           Immediately Prior
                 = $47,150/($107,150 - $60,000) =
           $47,150 / $47,150 = 1.000000
           Bonus 1 Recaptured = Bonus 1 Subj. to
           Recapture X Bonus 1 Recapture Ratio =
           $1,545.84 X 1.000000
                 = $1,545.84 X 1.000000 = $1,545.84
           Bonus 2 Recapture Ratio = Prem 2
           Withdrawn Subj. to SC/Prem 2 Remaining
           Immediately Prior
                 = $142,850/($400,000 - $0) =
           0.357125
           Bonus 2 Recaptured = Bonus 2 Subj. to
           Recapture X Bonus 2 Recapture Ratio =
           $19,000 X 0.357125
                 = $19,000.00 X 0.357125 =
           $6,785.38
           Bonus 2 Subj. to Recapture After = BRP X
           (Bonus 2 - Recaptured Amt/Bonus 2 BRP at
           Recapture)
                 = 65% X ($19,000 - $6,785.38/65%)
           = $5,564.62

APPENDIX B - EXAMPLE OF MAXIMUM ANNIVERSARY VALUE GMDB
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

EXAMPLE: Assume that you are under age 76 at issue. You pay an initial premium of $100,000 on February 10, 2005 and a subsequent premium of $10,000 on April 5, 2006. You also make withdrawals of $50,000 on May 1, 2006 and $3,000 on August 2, 2007 (any applicable surrender charge is assumed to be deducted from the amount of the withdrawal). Your death benefit, based on HYPOTHETICAL Contract Values and transactions, and selection of the Maximum Anniversary Value ("MAV") GMDB option, are illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account, as indicated, to demonstrate the calculation of the death benefit when the MAV GMDB is selected. There is, of course, no assurance that the Separate Account will experience positive investment performance. The example does not reflect the deduction of fees and charges or the addition or recapture of bonus amounts. FOR A DETAILED EXPLANATION OF HOW WE CALCULATE THE DEATH BENEFIT, SEE "DEATH BENEFIT: MAV GMDB BASE."

                                                                                         (B)
                                                        TRANSACTIONS         (A)
                                                     ------------------      MAV       CONTRACT
DATE                                                  PREM.     WITHDR.   GMDB BASE     VALUE               DEATH BENEFIT
-----------------------------------------------------------------------------------------------------------------------------------
2/10/2005  THE CONTRACT IS ISSUED                    $100,000             $ 100,000    $100,000     $100,000  (maximum of (A), (B))
           2/10/05 anniversary value = Initial
           Premium on 2/10/05 = $100,000
           MAV GMDB Base = greatest of anniversary
           values = $100,000
2/10/2006  FIRST CONTRACT ANNIVERSARY                                     $ 110,000    $110,000     $110,000  (maximum of (A), (B))
           Assume Contract Value increased by
           $10,000 due to positive investment
           performance.
           2/10/06 anniversary value = Contract
           Value on 2/10/06 = $110,000
           MAV GMDB Base = greatest of anniversary
           values = 2/10/06 anniversary value =
           $110,000
4/5/2006   OWNER PUTS IN $10,000 ADDITIONAL PREMIUM  $ 10,000             $ 120,000    $114,000     $120,000  (maximum of (A), (B))
           Assume Contract Value decreased by
           $6,000 due to negative investment
           performance.
           2/10/06 anniversary value = anniversary
           value before + Additional Premium
           = $110,000 + $10,000 = $120,000
           MAV GMDB Base = greatest of anniversary
           values = 2/10/06 anniversary value =
           $120,000
5/1/2006   OWNER TAKES A $50,000 WITHDRAWAL                     $50,000   $  60,000    $ 50,000      $60,000  (maximum of (A), (B))
           Assume Contract Value decreased by
           $14,000 due to negative investment
           performance.
           adjusted withdrawal = withdrawal X (MAV
           GMDB Base before withdrawal)
                                        Contract
           Value before withdrawal
                         = $50,000 X
           ($120,000/$100,000)
                         = $60,000
           2/10/06 anniversary value = 2/10/06
           anniversary value before - adjusted
           withdrawal
           = $120,000 - $60,000 = $60,000
           MAV GMDB Base = greatest of anniversary
           values = 2/10/06 anniversary value =
           $60,000
2/10/2007  SECOND CONTRACT ANNIVERSARY                                    $  60,000    $ 55,000      $60,000  (maximum of (A), (B))
           Assume Contract Value increased by
           $5,000 due to positive investment
           performance.
           2/10/06 anniversary value = $60,000
           2/10/07 anniversary value = Contract
           Value on 2/10/07 = $55,000
           MAV GMDB Base = greatest of anniversary
           values = 2/10/06 anniversary value =
           $60,000
8/2/2007   OWNER TAKES A $3,000 WITHDRAWAL                                $56,470.59   $ 48,000   $56,470.59  (maximum of (A), (B))
           Assume Contract Value decreased by
           $4,000 due to negative investment
           performance.
           adjusted withdrawal = withdrawal X (MAV
           GMDB Base before withdrawal)
                                       Contract
           Value before withdrawal
                         = $3,000 X
           ($60,000/$51,000)
                         = $3,529.41
           2/10/06 anniversary value = 2/10/06
           anniversary value before - adjusted
           withdrawal
           = $60,000 - $3,529.41 = $56,470.59
           MAV GMDB Base = greatest of anniversary
           values = 2/10/06 anniversary value =
           $56,470.59
2/10/2008  THIRD CONTRACT ANNIVERSARY                                     $  62,500    $ 62,500      $62,500  (maximum of (A), (B))
           Assume contract value increased by
           $14,500 due to positive investment
           performance.
           2/10/06 anniversary value = $56,470.59
           2/10/08 anniversary value = Contract
           Value on 2/10/08 = $62,500
           MAV GMDB Base = greatest anniversary
           values = 2/10/08 anniversary value
           = $62,500

APPENDIX C - EXAMPLE OF GREATER OF MAXIMUM ANNIVERSARY VALUE GMDB AND ROLL-UP
GMDB
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

EXAMPLE: Assume that you are under age 76 at issue. You pay an initial premium of $100,000 on February 10, 2005 and a subsequent premium of $10,000 on April 5, 2006. You also make withdrawals of (including any applicable surrender charge) of $50,000 on May 1, 2006 and $3,000 on August 2, 2007. Your death benefit, based on HYPOTHETICAL Contract Values and transactions, and selection of the Greater of Maximum Anniversary Value ("MAV") and Roll-Up GMDB option, are illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account, as indicated, to demonstrate the calculation of the death benefit when the Greater of MAV and Roll-Up GMDB is selected and no premiums are allocated to or transferred into Restricted Subaccounts. There is, of course, no assurance that the Separate Account will experience positive investment performance. The example does not reflect the deduction of fees and charges or the addition or recapture of bonus amounts. FOR A DETAILED EXPLANATION OF HOW WE CALCULATE THE DEATH BENEFIT, SEE "DEATH
BENEFIT: GREATER OF MAV AND ROLL-UP GMDB BASE."

                                                                                                  (C)
                                                   TRANSACTIONS         (A)           (B)
                                                ------------------      MAV         ROLL-UP     CONTRACT
DATE                                             PREM.     WITHDR.   GMDB BASE     GMDB BASE     VALUE
--------------------------------------------------------------------------------------------------------
2/10/2005  THE CONTRACT IS ISSUED               $100,000             $ 100,000    $  100,000    $100,000
           2/10/05 anniversary value = Initial
           Premium on 2/10/05 = $100,000
           MAV GMDB Base = greatest of
           anniversary values = $100,000
           Roll-Up GMDB Base = Initial Premium
           allocated to other than Restricted
           Subaccounts = $100,000
2/10/2006  FIRST CONTRACT ANNIVERSARY                                $ 110,000    $  105,000    $110,000
           Assume Contract Value increased by
           $10,000 due to positive investment
           performance.
           2/10/06 anniversary value =
           Contract Value on 2/10/06 =
           $110,000
           MAV GMDB Base = greatest of
           anniversary values = 2/10/06
           anniversary value = $110,000
           Roll-Up GMDB Base = 2/10/05 Roll-Up
           GMDB Base @ 5% = $100,000 X 1.05 =
           $105,000
4/5/2006   OWNER PUTS IN $10,000 ADDITIONAL     $ 10,000             $ 120,000    $115,760.66   $114,000
           PREMIUM
           Assume Contract Value decreased by
           $6,000 due to negative investment
           performance.
           2/10/06 anniversary value =
           anniversary value before +
           Additional Premium = $120,000
           MAV GMDB Base = greatest of
           anniversary values = 2/10/06
           anniversary value = $120,000
           Roll-Up GMDB Base = 2/10/06 Roll-Up
           GMDB Base @ 5% + Premium =
           $115,760.66
5/1/2006   OWNER TAKES A $50,000 WITHDRAWAL                $50,000   $  60,000    $58,064.44    $ 50,000
           Assume Contract Value decreased by
           $14,000 due to negative investment
           performance.


DATE                    DEATH BENEFIT
---------  ---------------------------------------
2/10/2005     $100,000  (maximum of (A), (B), (C))
2/10/2006     $110,000  (maximum of (A), (B), (C))
4/5/2006      $120,000  (maximum of (A), (B), (C))
5/1/2006       $60,000  (maximum of (A), (B), (C))

             MAV adj. withdr.     =  withdrawal    X  (MAV GMDB Base before withdrawal)    =  $60,000
                                                      Contract Value before withdrawal

           2/10/06 anniversary value = 2/10/06
           anniversary value before - MAV adj.
           withdrawal
           MAV GMDB Base = greatest of
           anniversary values = 2/10/06
           anniversary value = $60,000
           Since $50,000 > .05 X $105,000 =
           $5,520 withdrawals are adjusted
           pro-rata for Roll-Up GMDB.


             Roll-Up adj.
              withdr.             =  withdrawal    X  (Roll-Up GMDB Base before withdrawal) = $58,064.43
                                                      Contract Value before withdrawal
             Roll-Up GMDB Base    =  2/10/06 Roll-Up GMDB Base @ 5% + Premium - Roll-Up adj. withdrawal
                                  =  $106,128.87 + $10,000 - $58,064.43 = $58,064.44

2/10/2007  SECOND CONTRACT ANNIVERSARY                               $  60,000    $62,158.57    $ 55,000    $62,158.57
           Assume Contract Value increased by
           $5,000 due to positive investment
           performance.
           2/10/07 anniversary value =
           Contract Value on 2/10/07 = $55,000
           MAV GMDB Base = greatest of
           anniversary values = 2/10/06
           anniversary value = $60,000

2/10/2007  (maximum of (A), (B), (C))

             Roll-Up GMDB Base    =  2/10/06 Roll-Up GMDB Base @ 5% + Premium - Adj. Withdrawal
                                  =  $105,000 X (1.05) + $10,000 - $58,064.43 = $62,185.57

             Roll-Up GMDB Base

8/2/2007   OWNER TAKES A $3,000 WITHDRAWAL                           $56,470.59   $60,640.38    $ 48,000    $60,640.38
           Assume Contract Value decreased by
           $4,000 due to negative investment
           performance.

8/2/2007   (maximum of (A), (B), (C))

             MAV adj. withdr.     =  withdrawal    X  (MAV GMDB Base before withdrawal)    =  $3,529.41
                                                      Contract Value before withdrawal

           2/10/06 anniversary value = 2/10/06
           anniversary value before - adj.
           withdrawal = $56,470.59
           MAV GMDB Base = greatest of
           anniversary values = 2/10/06
           anniversary value = $56,470.59
           Since $3,000 < .05 X $62,185.57 =
           $3,109.28 withdrawals are not
           adjusted for Roll-Up GMDB.


             Roll-Up GMDB Base    =  2/10/07 Roll-Up GMDB Base @ 5% - Withdrawal
                                  =  $63,640.38 - $3,000 = $60,640.38

2/10/2008  THIRD CONTRACT ANNIVERSARY                                $   62,500    $62,294.85    $ 62,500       $62,500
           Assume contract value increased by
           $14,500 due to positive investment
           performance.
           2/10/08 anniversary value =
           Contract Value on 2/10/08 = $62,500
           MAV GMDB Base = greatest
           anniversary values = 2/10/08
           anniversary value = $62,500

2/10/2008  (maximum of (A), (B), (C))

             Roll-Up GMDB Base    =  2/10/07 Roll-Up GMDB Base @ 5% - Withdrawal
                                  =  $62,185.57 X (1.05) - $3,000 = $62,294.85

APPENDIX D - EXAMPLE OF ADB
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE PURPOSE OF THIS EXAMPLE IS TO ILLUSTRATE THE OPERATION OF THE ADDITIONAL DEATH BENEFIT (ADB). THE INVESTMENT RETURNS ASSUMED ARE HYPOTHETICAL AND ARE NOT REPRESENTATIVE OF PAST OR FUTURE PERFORMANCE. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A CONTRACT OWNER AND THE INVESTMENT EXPERIENCE OF THE FUNDS. THE EXAMPLE ASSUMES NO WITHDRAWALS AND DOES NOT REFLECT THE DEDUCTION OF ANY FEES AND CHARGES.

FACTS: Assume that a couple (ages 60 and 55) purchases a Merrill Lynch Investor Choice Annuity (B Class) Contract on February 1, 2005 with the Additional Death Benefit, and makes an initial premium payment of $100,000. The Contract value as of receipt of due proof of death of the first to die is $300,000. The following chart depicts the potential Additional Death Benefit at the death of the contract owner.

------------------------------------------------------------------------
Net Premiums                                                    $100,000
------------------------------------------------------------------------
Contract Value                                                  $300,000
------------------------------------------------------------------------
ADB Gain                                                        $200,000
------------------------------------------------------------------------
Additional Death Benefit                                        $ 45,000
Lesser of 45% of ADB Gain ($90,000) or 45% of ADB Premiums
  >($45,000)
------------------------------------------------------------------------

         * Assuming the contract value is greater than the Guaranteed Minimum Death Benefit, the total death benefit payable equals $300,000 + $45,000 = $345,000. Assuming a lump sum payout and an income tax rate of 36%, the after-tax death benefit is $256,800.

If instead, the couple had been ages 70 and 55, the percentage used in the above calculations would have been 30% since the oldest owner at issue was over age 69 and the Additional Death Benefit would have been $30,000 equal to the lesser of 30% of ADB Gain ($60,000) or 30% of ADB Premiums ($30,000).

FOR A DETAILED EXPLANATION OF HOW WE CALCULATE THE ADDITIONAL DEATH BENEFIT, SEE "ADDITIONAL DEATH BENEFIT."

APPENDIX E - EXAMPLE OF GMIB
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE PURPOSE OF THIS EXAMPLE IS TO ILLUSTRATE THE OPERATION OF THE GUARANTEED MINIMUM INCOME BENEFIT (GMIB). NO INVESTMENT RETURNS ARE ASSUMED AS ONLY THE GMIB GUARANTEED MINIMUM PAYMENTS ARE ILLUSTRATED. ACTUAL INVESTMENT RETURNS MAY RESULT IN A HIGHER PAYMENT. THE EXAMPLE ASSUMES NO INVESTMENT IN RESTRICTED SUBACCOUNTS, NO WITHDRAWALS AND NO PREMIUM TAXES. ANY CHANGE TO THESE ASSUMPTIONS WOULD REDUCE THE GMIB BASE AND THEREFORE THE GMIB GUARANTEED MINIMUM PAYMENT.

FACTS: Assume that a male, age 60 purchases a Merrill Lynch Investor Choice Annuity (B Class) Contract on February 1, 2005 with the GMIB and makes an initial premium payment of $100,000. The following chart shows the GMIB guaranteed minimum payout amounts if he were to exercise the GMIB Rider on the contract anniversaries shown and chooses the Life With Payments Guaranteed for 10 Years annuity option:

---------------------------------------------------------------------------------
                                                                  ANNUAL GMIB
CONTRACT ANNIVERSARY*                          GMIB BASE          PAYMENTS**
---------------------------------------------------------------------------------
(5(th)) February 1, 2010                       $127,628       GMIB NOT AVAILABLE
                                                                 FOR EXERCISE
---------------------------------------------------------------------------------
(10(th)) February 1, 2015                      $162,889             $10,184
---------------------------------------------------------------------------------
(15(th)) February 1, 2020                      $207,893             $14,868
---------------------------------------------------------------------------------
(20(th)) February 1, 2025                      $265,330             $21,715
---------------------------------------------------------------------------------
(25(th)) February 1, 2030***                   $265,330             $24,516
---------------------------------------------------------------------------------
(30(th)) February 1, 2035                           n/a         GMIB TERMINATED
---------------------------------------------------------------------------------

  * The Contract may also be annuitized under the terms and conditions of the GMIB rider during the 30 day period immediately following each contract anniversary whenever GMIB is available for exercise.

 ** GMIB payments must be made on a monthly basis. Annual amounts (monthly times
    12) are illustrative.

*** If the Contract were not annuitized during the 30 day period following this contract anniversary, the GMIB rider would terminate and no future guaranteed minimum income benefit would be provided. Furthermore, GMIB charges previously collected would not be refunded.

FOR A DETAILED EXPLANATION OF HOW WE CALCULATE THE GMIB BASE AND DETERMINE THE ACTUAL PAYOUT AMOUNT UPON EXERCISE OF THE GMIB RIDER, SEE "GUARANTEED MINIMUM INCOME BENEFIT."

----------------------------------------------------

MERRILL LYNCH LIFE VARIABLE ANNUITY
  SEPARATE ACCOUNT C (THE "SEPARATE ACCOUNT")
  FLEXIBLE PREMIUM INDIVIDUAL DEFERRED
  VARIABLE ANNUITY CONTRACT (THE "CONTRACT")
  issued by
  MERRILL LYNCH LIFE INSURANCE COMPANY
  HOME OFFICE: 425 West Capital Avenue                                   STATEMENT OF
  Suite 1800                                                        ADDITIONAL INFORMATION
  Little Rock, Arkansas                                                           , 2005
  SERVICE CENTER: P.O. Box 44222                                 MERRILL LYNCH INVESTOR CHOICE
  Jacksonville, Florida 32231-4222                               ANNUITY(SM) (CONSULTS SERIES)
  4804 Deer Lake Drive East
  Jacksonville, Florida 32246
  PHONE: (800) 535-5549
  offered through
  MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
----------------------------------------------------

This individual deferred variable annuity contract (the "Contract") is designed to provide comprehensive and flexible ways to invest and to create a source of income protection for later in life through the payment of annuity benefits. An annuity is intended to be a long-term investment. Contract owners should consider their need for deferred income before purchasing the Contract. The Contract is issued by Merrill Lynch Life Insurance Company ("Merrill Lynch Life") and is available as a nonqualified contract or tax sheltered annuity or may be issued as an IRA, Roth IRA, or SEP IRA, or purchased through an established IRA, Roth IRA, SIMPLE IRA, or SEP IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Distributor" or "MLPF&S"). Federal law limits maximum annual contributions to qualified contracts. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity.

This Statement of Additional Information is not a prospectus and should be read
together with the Contract's Prospectus dated             , 2005, which is
available on request and without charge by writing to or calling Merrill Lynch Life at the Service Center address or phone number set forth above.

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OTHER INFORMATION...........................................    2
  Selling the Contract......................................    2
  Financial Statements......................................    2
  Administrative Services Arrangements......................    2
CALCULATION OF YIELDS AND TOTAL RETURNS.....................    2
  Money Market Yield........................................    2
  Other Subaccount Yields...................................    3
  Total Returns.............................................    4
PART C -- OTHER INFORMATION.................................  C-1
FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE VARIABLE ANNUITY
  SEPARATE ACCOUNT C........................................  S-1
FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE INSURANCE
  COMPANY...................................................  G-1

OTHER INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              SELLING THE CONTRACT

The Contracts are offered to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S" or "Distributor") serves as principal underwriter for the Contracts. Distributor is a Delaware corporation and its home office is located at 4 World Financial Center, New York, New York 10080. Distributor is an indirect, wholly owned subsidiary of Merrill Lynch & Co., Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of NASD, Inc. Distributor offers the Contracts through its Financial Advisors. Financial Advisors are appointed as our insurance agents through various Merrill Lynch Life Agencies.

For the years ended December 31, 2004, 2003, and 2002, Distributor did not receive any commissions in connection with the sale of the Contracts.

                              FINANCIAL STATEMENTS

The financial statements of Merrill Lynch Life included in this Statement of Additional Information should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of Merrill Lynch Life to meet any obligations it may have under the Contract.

                      ADMINISTRATIVE SERVICES ARRANGEMENTS

Merrill Lynch Life has entered into a Service Agreement with its parent, Merrill Lynch Insurance Group, Inc. ("MLIG"), pursuant to which Merrill Lynch Life can arrange for MLIG to provide directly or through affiliates certain services. Pursuant to this agreement, Merrill Lynch Life has arranged for MLIG to provide administrative services for the Separate Account and the Contracts, and MLIG, in turn, has arranged for a subsidiary, Merrill Lynch Insurance Group Services, Inc. ("MLIG Services"), to provide these services. Compensation for these services, which will be paid by Merrill Lynch Life, will be based on the charges and expenses incurred by MLIG Services, and will reflect MLIG Services' actual costs. For the years ended December 31, 2003, 2002, and 2001, no administrative services fees were paid in connection with the sale of the Contracts.

CALCULATION OF YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               MONEY MARKET YIELD

From time to time, Merrill Lynch Life may quote in advertisements and sales literature the current annualized yield for the Mercury Domestic Money Market V.I. Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the underlying Funds or on their respective portfolio securities. On a Class-specific basis, the current annualized yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of 1 unit at the beginning of the period, (b) dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net income from the Fund attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the current asset-based insurance charge for each Class (1.25% for the B Class; 1.60% for the C Class; 1.45% for the L Class; and 1.65% for the XC Class); and (2) the annual contract fee. For purposes of calculating current yield for a Contract, an average per unit contract fee is used. Based on our current estimates of anticipated contract size, we have assumed the average per unit contract fee to be 0.05%. On a Class-specific basis, current yield will be calculated according to the following formula:

                   Current Yield = ((NCF - ES)/UV) X (365/7)

Where:

NCF       =   the net change in the value of the Fund (exclusive of
              realized gains and losses on the sale of securities and
              unrealized appreciation and depreciation) for the 7-day
              period attributable to a hypothetical account having a
              balance of 1 unit.
ES        =   per unit expenses for the hypothetical account for the 7-day period.
UV        =   the unit value on the first day of the 7-day period.

Merrill Lynch Life also may quote the effective yield of the ML Domestic Money Market V.I. Subaccount for the same 7-day period, determined on a compounded basis. On a Class-specific basis, the effective yield is calculated by compounding the unannualized base period return according to the following formula:

               Effective Yield = (1 + ((NCF - ES)/UV))(365/7) - 1

Where:

NCF       =   the net change in the value of the Fund (exclusive of
              realized gains and losses on the sale of securities and
              unrealized appreciation and depreciation) for the 7-day
              period attributable to a hypothetical account having a
              balance of 1 unit.
ES        =   per unit expenses for the hypothetical account for the 7-day period.
UV        =   the unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yields for the Mercury Domestic Money Market V.I. Subaccount will be lower than the yield for the corresponding underlying Fund.

The yields on amounts held in the Mercury Domestic Money Market V.I. Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yields for the subaccount are affected by changes in interest rates on money market securities, average portfolio maturity of the underlying Fund, the types and qualities of portfolio securities held by the Fund, and the Fund's operating expenses. Yields on amounts held in the Mercury Domestic Money Market V.I. Subaccount may also be presented for periods other than a 7-day period.

                            OTHER SUBACCOUNT YIELDS

From time to time, Merrill Lynch Life may quote in sales literature or advertisements the current annualized yield of one or more of the subaccounts (other than the Mercury Domestic Money Market V.I. Subaccount) for a Contract for a 30-day or one-month period on a Class-specific basis. The annualized yield of a subaccount refers to income generated by the subaccount over a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the subaccount during the 30-day or one-month period is assumed to be generated each period over a 12-month period. On a Class-specific basis, the yield is computed by: (1) dividing the net investment income of the Fund attributable to the subaccount units less subaccount expenses for the period; by
(2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; then

(3) compounding that yield for a 6-month period; and then (4) multiplying that result by 2. Expenses attributable to the subaccount include the current asset-based insurance charge for each Class (1.25% for the B Class; 1.60% for the C Class; 1.45% for the L Class; and 1.65% for the XC Class); and the annual contract fee. For purposes of calculating the 30-day or one-month yield, an average contract fee per dollar of contract value in the subaccount is used to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. Based on our current estimates of anticipated contract size, we have assumed the average contract fee to be 0.05%. On a Class-specific basis, the 30-day or one-month yield is calculated according to the following formula:

                Yield = 2 X ((((NI - ES)/(U X UV)) + 1)(6) - 1)

Where:

NI        =   net investment income of the Fund for the 30-day or
              one-month period attributable to the subaccount's units.
ES        =   expenses of the subaccount for the 30-day or one-month
              period.
U         =   the average number of units outstanding.
UV        =   the unit value at the close of the last day in the 30-day or one-month.

Currently, Merrill Lynch Life may quote yields on bond subaccounts. Because of the charges and deductions imposed under the Contracts, the yield for a subaccount will be lower than the yield for the corresponding Fund.

The yields on the amounts held in the subaccounts normally will fluctuate over time. Therefore, a disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yields are affected by the types and quality of portfolio securities held by the corresponding Fund, and its operating expenses.

Yield calculations do not take into account the surrender charge on amounts surrendered or withdrawn under the Contract deemed to consist of premiums paid within the applicable surrender charge period. A surrender charge will not be imposed on the "free withdrawal amount" each year.

                                 TOTAL RETURNS

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements, total returns, including average annual total returns for one or more of the subaccounts for various periods of time on a Class-specific basis. Average annual total returns will be provided for a subaccount on a Class-specific basis for 1, 5 and 10 years, or for a shorter period, if applicable. We will not show any performance information for periods of less than six months.

Total returns assume the Contract was surrendered at the end of the period shown, and are not indicative of performance if the Contract was continued for a longer period. Total returns do not reflect any rider charges or bonus amounts if applicable.

Average annual total returns for other periods of time may also be disclosed from time to time. For example, average annual total returns may be provided based on the assumption that a subaccount had been in existence and had invested in the corresponding underlying Fund for the same period as the corresponding Fund had been in operation. The Funds and the subaccounts corresponding to the Funds commenced operations as indicated below:

                                                              FUND INCEPTION       SUBACCOUNT
                      FUND SUBACCOUNT                              DATE          INCEPTION DATE
                      ---------------                        -----------------   --------------
Roszel/Lord Abbett Large Cap Value Portfolio                 July 1, 2002         July 1, 2002
Roszel/Levin Large Cap Value Portfolio                       July 1, 2002         July 1, 2002
Roszel/MLIM Relative Value Portfolio                         July 1, 2002         July 1, 2002
Roszel/Fayez Sarofin Large Cap Core Portfolio                July 1, 2002         July 1, 2002
Roszel/INVESCO-NAM Large Cap Core Portfolio                  July 1, 2002         July 1, 2002
Roszel/Nicholas-Applegate Large Cap Growth Portfolio         July 1, 2002         July 1, 2002
Roszel/Rittenhouse Large Cap Growth Portfolio                July 1, 2002         July 1, 2002
Roszel/Seneca Large Cap Growth Portfolio                     July 1, 2002         July 1, 2002
Roszel/Valenzuela Mid Cap Value Portfolio                    July 1, 2002         July 1, 2002
Roszel/Seneca Mid Cap Growth Portfolio                       July 1, 2002         July 1, 2002
Roszel/NWQ Small Cap Value Portfolio                         July 1, 2002         July 1, 2002
Roszel/Delaware Small-Mid Cap Growth Portfolio               July 1, 2002         July 1, 2002
Roszel/Lazard International Portfolio                        July 1, 2002         July 1, 2002
Roszel/William Blair International Portfolio                 July 1, 2002         July 1, 2002
Roszel/Lord Abbett Government Securities Portfolio           July 1, 2002         July 1, 2002
Roszel/MLIM Fixed-Income Portfolio                           July 1, 2002         July 1, 2002
Mercury Domestic Money Market V.I. Fund                      February 21, 1992    July 1, 2002

Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under each Class of the Contract to the redemption value or that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will generally be as of the most recent calendar quarter-end. Average annual total returns are calculated for each Class using subaccount unit values calculated on each valuation day based on the performance of the corresponding underlying Fund, the deductions for the current asset-based insurance charge for each Class (1.25% for the B Class; 1.60% for the C Class; 1.45% for the L Class; and 1.65% for the XC Class); and the contract fee, and assume a surrender of the Contract at the end of the period for the return quotation. Total returns therefore reflect a deduction of the surrender charge if applicable. Total returns for the XC Class do not reflect the addition of bonus amounts. Total returns do not reflect any rider charges. For purposes of calculating total return, an average per dollar contract fee attributable to the hypothetical account for the period is used. Based on our current estimates of anticipated contract size, we have assumed the average contract fee to be 0.05%. On a Class-specific basis, the average annual total return is then calculated according to the following formula:

                            TR = ((ERV/P)(1/N)) - 1

Where:

TR        =   the average annual total return net of subaccount recurring charges (such as the asset-based insurance charge and
              contract fee).
ERV       =   the ending redeemable value (net of any applicable surrender charge) at the end of the period of the hypothetical account with an initial payment of $1,000.
P         =   a hypothetical initial payment of $1,000.
N         =   the number of years in the period.

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements Class-specific total returns for other periods or that do not reflect the surrender charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any surrender charge on surrender of the Contract. In addition, such nonstandard returns may also be quoted for other periods.

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract on a Class-specific basis assuming the initial premium is allocated to more than one subaccount or assuming monthly transfers from a specified subaccount to one or more designated subaccounts under a dollar cost averaging program. Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract on a Class-specific basis assuming participation in an asset allocation or rebalancing program. These returns will reflect the performance of the affected subaccount(s) on a Class-specific basis for the amount and duration of the allocation to each subaccount for the hypothetical Contract. They also will reflect the deduction of the charges described above except for the surrender charge. For example, total return information for a Contract with a dollar cost averaging program for a 12-month period will assume commencement of the program at the beginning of the most recent 12-month period for which average annual total return information is available. This information will assume an initial lump-sum investment in a specified subaccount (the "DCA subaccount") at the beginning of that period and monthly transfers of a portion of the contract value from the DCA subaccount to designated other subaccount(s) during the 12-month period. The total return for the Contract for this 12-month period therefore will reflect the return on the portion of the contract value that remains invested in the DCA subaccount for the period it is assumed to be so invested, as affected by monthly transfers, and the return on amounts transferred to the designated other subaccounts for the period during which those amounts are assumed to be invested in those subaccounts. The return for an amount invested in a subaccount will be based on the performance of that subaccount for the duration of the investment, and will reflect the charges described above other than the surrender charge. Performance information for a dollar cost-averaging program also may show the returns for various periods for a designated subaccount assuming monthly transfers to the subaccount, and may compare those returns to returns assuming an initial lump-sum investment in that subaccount. This information also may be compared to various indices, such as the Merrill Lynch 91-day Treasury Bills index or the U.S. Treasury Bills index and may be illustrated by graphs, charts, or otherwise.

                                     PART C
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements
      (1)      Financial Statements of Merrill Lynch Life Variable Annuity
                Separate Account C as of December 31, 2004 and for the two years ended December 31, 2004 and the Notes relating thereto appear in the Statement of Additional Information.
                (To be filed by amendment)
      (2) Financial Statements of Merrill Lynch Life Insurance Company for the three years ended December 31, 2004 and the Notes relating thereto appear in the Statement of Additional
                Information. (To be filed by amendment)
(b)  Exhibits
      (1)      Resolution of the Board of Directors of Merrill Lynch Life
                Insurance Company establishing the Merrill Lynch Life
                Variable Annuity Separate Account C. (Incorporated by
                Reference to Registrant's Registration Statement on Form
                N-4, Registration No. 333-73544 Filed November 16, 2001.)
      (2)      Not Applicable.
      (3)      Underwriting Agreement Between Merrill Lynch Life Insurance
                Company and Merrill Lynch, Pierce, Fenner & Smith
                Incorporated. (Incorporated by Reference to Registrant's
                Pre-Effective Amendment No. 1 to Form N-4, Registration No.
                333-73544 Filed May 31, 2002.)
      (4) (a)  Form of Contract for the Flexible Premium Individual
                Deferred Variable Annuity (Return of Premium).
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Registration Statement on Form
                N-4, Registration No. 333-118362 Filed August 19, 2004.)
          (b)  Form of Contract for the Flexible Premium Individual
                Deferred Variable Annuity (Contract Value). (Incorporated by Reference to Merrill Lynch Life Variable Annuity
                Separate Account A's Registration Statement on Form N-4,
                Registration No. 333-118362 Filed August 19, 2004.)
          (c)  Return of Premium NAIC Model Non-Forfeiture Interest Rate
                Schedule Pages. (Incorporated by Reference to Merrill Lynch
                Life Variable Annuity Separate Account A's Registration
                Statement on Form N-4, Registration No. 333-118362 Filed
                August 19, 2004.)
          (d)  Return of Premium Fixed Non-Forfeiture Interest Rate
                Schedule Pages. (Incorporated by Reference to Merrill Lynch
                Life Variable Annuity Separate Account A's Registration
                Statement on Form N-4, Registration No. 333-118362 Filed
                August 19, 2004.)
          (e)  Contract Value NAIC Model Non-Forfeiture Interest Rate
                Schedule Pages. (Incorporated by Reference to Merrill Lynch
                Life Variable Annuity Separate Account A's Registration
                Statement on Form N-4, Registration No. 333-118362 Filed
                August 19, 2004.)
          (f)  Contract Value Fixed Non-Forfeiture Interest Rate Schedule
                Pages. (Incorporated by Reference to Merrill Lynch Life
                Variable Annuity Separate Account A's Registration
                Statement on Form N-4, Registration No. 333-118362 Filed
                August 19, 2004.)
          (g)  Guaranteed Minimum Income Benefit Endorsement and Schedule
                Pages. (Incorporated by Reference to Merrill Lynch Life
                Variable Annuity Separate Account A's Registration
                Statement on Form N-4, Registration No. 333-118362 Filed
                August 19, 2004.)
          (h)  Return of Premium Guaranteed Minimum Death Benefit
                Endorsement and Schedule Pages. (Incorporated by Reference to Merrill Lynch Life Variable Annuity Separate Account A's
                Registration Statement on Form N-4, Registration No.
                333-118362 Filed August 19, 2004.)


          (i)  Maximum Anniversary Value Guaranteed Minimum Death Benefit
                Endorsement and Schedule Pages. (Incorporated by Reference to Merrill Lynch Life Variable Annuity Separate Account A's
                Registration Statement on Form N-4, Registration No.
                333-118362 Filed August 19, 2004.)
          (j)  Roll-Up Guaranteed Minimum Death Benefit Endorsement and
                Schedule Pages. (Incorporated by Reference to Merrill Lynch
                Life Variable Annuity Separate Account A's Registration
                Statement on Form N-4, Registration No. 333-118362 Filed
                August 19, 2004.)
          (k)  Greater of Maximum Anniversary Value and Roll-Up Guaranteed
                Minimum Death Benefit Endorsement and Schedule Pages.
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Registration Statement on Form
                N-4, Registration No. 333-118362 Filed August 19, 2004.)
          (l)  Additional Death Benefit Endorsement and Schedule Pages.
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Registration Statement on Form
                N-4, Registration No. 333-118362 Filed August 19, 2004.)
          (m)  Bonus Endorsement and Schedule Pages. (Incorporated by
                Reference to Merrill Lynch Life Variable Annuity Separate
                Account A's Pre-Effective Amendment No. 1 to the
                Registration Statement on Form N-4, Registration No.
                333-118362 Filed January 31, 2005.)
          (n) Spousal Beneficiary Continuation Endorsement (Incorporated by Reference to Merrill Lynch Life Variable Annuity
                Separate Account A's Registration Statement on Form N-4,
                Registration No. 333-118362 Filed August 19, 2004.)
          (o) Individual Retirement Annuity Endorsement (Incorporated by reference to Merrill Lynch Life Variable Annuity Separate
                Account D's Registration Statement on Form N-4,
                Registration No. 333-91908 Filed June 25, 2002.)
          (p) Roth Individual Retirement Annuity Endorsement (Incorporated by reference to Merrill Lynch Life Variable Annuity
                Separate Account D's Registration Statement on Form N-4,
                Registration No. 333-119364 Filed September 29, 2004.)
          (q) Tax Sheltered Annuity Endorsement (Incorporated by reference to Merrill Lynch Life Variable Annuity Separate Account D's
                Registration Statement on Form N-4, Registration No.
                333-119364 Filed September 29, 2004.)
          (r) SEP Individual Retirement Annuity Endorsement (Incorporated by reference to Merrill Lynch Life Variable Annuity
                Separate Account D's Registration Statement on Form N-4,
                Registration No. 333-119364 Filed September 29, 2004.)
      (5)      Form of Application for the Flexible Premium Individual
                Deferred Variable Annuity. (Incorporated by Reference to
                Merrill Lynch Life Variable Annuity Separate Account A's
                Registration Statement on Form N-4, Registration No.
                333-118362 Filed August 19, 2004.)
      (6) (a) Articles of Amendment, Restatement and Redomestication of the Articles of Incorporation of Merrill Lynch Life
                Insurance Company. (Incorporated by Reference to Merrill
                Lynch Life Variable Annuity Separate Account A's
                Post-Effective Amendment No. 10 to Form N-4, Registration
                No. 33-43773 Filed December 10, 1996.)
          (b)  Amended and Restated By-Laws of Merrill Lynch Life Insurance
                Company. (Incorporated by Reference to Merrill Lynch Life
                Variable Annuity Separate Account A's Post-Effective
                Amendment No. 10 to Form N-4, Registration No. 33-43773
                Filed December 10, 1996.)
      (7)      Not Applicable.


      (8) (a) Amended General Agency Agreement. (Incorporated by Reference to Merrill Lynch Life Variable Annuity Separate Account A's
                Post-Effective Amendment No. 5 to Form N-4, Registration
                No. 33-43773 Filed April 28, 1994.)
          (b)  Indemnity Agreement Between Merrill Lynch Life Insurance
                Company and Merrill Lynch Life Agency, Inc. (Incorporated by Reference to Merrill Lynch Life Variable Annuity
                Separate Account A's Post-Effective Amendment No. 10 to
                Form N-4, Registration No. 33-43773 Filed December 10,
                1996.)
          (c)  Management Agreement Between Merrill Lynch Life Insurance
                Company and Merrill Lynch Asset Management, Inc.
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Post-Effective Amendment No.
                10 to Form N-4, Registration No. 33-43773 Filed December
                10, 1996.)
          (d)  Agreement Between Merrill Lynch Life Insurance Company and
                Merrill Lynch Variable Series Funds, Inc. Relating to
                Maintaining Constant Net Asset Value for the Domestic Money
                Market Fund. (Incorporated by Reference to Merrill Lynch
                Life Variable Annuity Separate Account A's Post-Effective
                Amendment No. 10 to Form N-4, Registration No. 33-43773
                Filed December 10, 1996.)
          (e)  Agreement Between Merrill Lynch Life Insurance Company and
                Merrill Lynch Variable Series Funds, Inc. Relating to
                Valuation and Purchase Procedures. (Incorporated by
                Reference to Merrill Lynch Life Variable Annuity Separate
                Account A's Post Effective Amendment No. 10 to Form N-4,
                Registration No. 33-43773 Filed December 10, 1996.)
          (f)  Amended Service Agreement Between Merrill Lynch Life
                Insurance Company and Merrill Lynch Insurance Group, Inc.
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Post-Effective Amendment No. 5 to Form N-4, Registration No. 33-43773 Filed April 28,
                1994.)
          (g)  Reimbursement Agreement Between Merrill Lynch Asset
                Management, L.P. and Merrill Lynch Life Agency, Inc.
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Post-Effective Amendment No.
                10 to Form N-4, Registration No. 33-43773 Filed December
                10, 1996.)
          (h)  Amendment to the Reimbursement Agreement Between Merrill
                Lynch Asset Management, L.P. and Merrill Lynch Life Agency,
                Inc. (Incorporated by Reference to Merrill Lynch Life
                Variable Annuity Separate Account A's Registration
                Statement on Form N-4, Registration No. 333-90243 Filed
                November 3, 1999.)
          (i)  Form of Participation Agreement Between Merrill Lynch
                Variable Series Funds, Inc. and Merrill Lynch Life
                Insurance Company. (Incorporated by Reference to Merrill
                Lynch Life Variable Annuity Separate Account A's
                Post-Effective Amendment No. 10 to Form N-4, Registration
                No. 33-43773 Filed December 10, 1996.)
          (j)  Amendment to the Participation Agreement Between Merrill
                Lynch Variable Series Funds, Inc. and Merrill Lynch Life
                Insurance Company. (Incorporated by Reference to Merrill
                Lynch Life Variable Annuity Separate Account A's
                Registration Statement on Form N-4 Registration No.
                333-90243 Filed November 3, 1999.)
      (9) Opinion of Barry G. Skolnick, Esq. and Consent to its use as to the legality of the securities being registered. (To be filed by amendment)
     (10) (a)  Written Consent of Sutherland Asbill & Brennan LLP. (To be
                filed by amendment)
          (b) Written Consent of Deloitte & Touche LLP, independent auditors. (To be filed by amendment)
          (c)  Written Consent of Barry G. Skolnick, Esq. (See Exhibit 9)
     (11)      Not Applicable.
     (12)      Not Applicable.
     (13) (a)  Power of Attorney from Barry G. Skolnick. (Incorporated by
                Reference to Merrill Lynch Life Variable Annuity Separate
                Account A's Post-Effective Amendment No. 4 to Form N-4,
                Registration No. 33-43773 Filed March 2, 1994.)


          (b)  Power of Attorney from H. McIntyre Gardner. (Incorporated by
                Reference to Merrill Lynch Life Variable Annuity Separate
                Account A's Registration Statement on Form N-4,
                Registration No. 333-63904 Filed June 26, 2001.)
          (c) Power of Attorney from Christopher J. Grady. (Incorporated by Reference to Merrill Lynch Life Variable Annuity
                Separate Account A's Registration Statement on Form N-4,
                Registration No. 333-63904 Filed June 26, 2001.)
          (d)  Power of Attorney from Nikos K. Kardassis. (Incorporated by
                Reference to Merrill Lynch Life Variable Annuity Separate
                Account A's Pre-Effective Amendment No. 1 to Form N-4,
                Registration No. 333-63904 Filed September 10, 2001.)
          (e)  Power of Attorney for Deborah J. Adler. (Incorporated by
                Reference to Merrill Lynch Life Variable Annuity Separate
                Account A's Registration Statement on Form N-4, File No.
                333-90243 Filed April 22, 2003.)
          (f)  Power of Attorney for Joseph E. Justice. (Incorporated by
                Reference to Merrill Lynch Life Variable Annuity Separate
                Account A's Registration Statement on Form N-4, File No.
                333-90243 Filed April 22, 2003.)

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR*

             NAME                    PRINCIPAL BUSINESS ADDRESS             POSITION WITH DEPOSITOR
             ----                -----------------------------------  -----------------------------------
Deborah J. Adler...............  1300 Merrill Lynch Drive, 2nd Floor  Director, Senior Vice President,
                                 Pennington, New Jersey 08534         and Chief Actuary.
H. McIntyre Gardner............  4 World Financial Center             Director and Chairman of the Board.
                                 New York, NY 10080
Christopher J. Grady...........  800 Scudders Mill Road-3D            Director and Senior Vice President.
                                 Plainsboro, New Jersey 08536
Joseph E. Justice..............  1300 Merrill Lynch Drive, 2nd Floor  Director, Senior Vice President,
                                 Pennington, New Jersey 08534         Chief Financial Officer, and
                                                                      Treasurer.
Nikos K. Kardassis.............  800 Scudders Mill Road-3D            Director, President and Chief
                                 Plainsboro, New Jersey 08536         Executive Officer.
Barry G. Skolnick..............  1300 Merrill Lynch Drive, 2nd Floor  Director, Senior Vice President and
                                 Pennington, New Jersey 08534         General Counsel.
Andrew J. Bucklee..............  1300 Merrill Lynch Drive, 2nd Floor  Senior Vice President.
                                 Pennington, New Jersey 08534
Toni DeChiara..................  1300 Merrill Lynch Drive, 2nd Floor  Vice President.
                                 Pennington, New Jersey 08534
Alison Denis...................  800 Scudders Mill Road-3D            Senior Vice President.
                                 Plainsboro, New Jersey 08536
Edward W. Diffin, Jr...........  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Senior Counsel.
                                 Pennington, New Jersey 08534
Scott Edblom...................  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Product Actuary.
                                 Pennington, New Jersey 08534
Amy L. Ferrero.................  4804 Deer Lake Drive East            Senior Vice President,
                                                                      Administration.
                                 Jacksonville, FL 32246
Frances C. Grabish.............  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Senior Counsel.
                                 Pennington, New Jersey 08534
Roger Helms....................  1300 Merrill Lynch Drive, 2nd Floor  Vice President.
                                 Pennington, New Jersey 08534
Radha Lakshminarayanan.........  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Corporate
                                 Pennington, New Jersey 08534         Actuary
Patrick Lusk...................  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Appointed
                                                                      Actuary.
                                 Pennington, New Jersey 08534
Robin A. Maston................  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Senior
                                                                      Compliance
                                 Pennington, New Jersey 08534         Officer.

             NAME                    PRINCIPAL BUSINESS ADDRESS             POSITION WITH DEPOSITOR
             ----                -----------------------------------  -----------------------------------
Jane R. Michael................  4804 Deer Lake Drive East            Vice President.
                                 Jacksonville, FL 32246
Paul Michalowski...............  1300 Merrill Lynch Drive, 2nd Floor  Vice President
                                 Pennington, New Jersey 08534
Terry L. Rapp..................  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Senior
                                 Pennington, New Jersey 08534         Compliance Officer.
Concetta M. Ruggiero...........  800 Scudders Mill Road-3D            Senior Vice President.
                                 Plainsboro, New Jersey 08536
Lori M. Salvo..................  1300 Merrill Lynch Drive, 2nd Floor  Vice President, Chief Compliance
                                 Pennington, New Jersey 08534         Officer, Senior Counsel, Director
                                                                      of Compliance, and Secretary.
Sarah Scanga...................  1300 Merrill Lynch Drive, 2nd Floor  Vice President.
                                 Pennington, New Jersey 08534
Cheryl Y. Sullivan.............  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Counsel.
                                 Pennington, New Jersey 08534
Greta Rein Ulmer...............  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Senior
                                 Pennington, New Jersey 08534         Compliance Officer.
Kelley J. Woods................  4804 Deer Lake Drive East            Vice President.
                                 Jacksonville, FL 32246
Connie F. Yost.................  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Controller.
                                 Pennington, New Jersey 08534

---------------

* Each director is elected to serve until the next annual shareholder meeting or until his or her successor is elected and shall have qualified.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     Merrill Lynch Life Insurance Company is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.

     A list of subsidiaries of Merrill Lynch & Co., Inc. ("ML & Co.") appears below.

                         SUBSIDIARIES OF THE REGISTRANT

     The following are subsidiaries of ML & Co. as of February 22, 2005 and the states or jurisdictions in which they are organized. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case ML & Co. owns, directly or indirectly, at least 99% of the voting securities of each subsidiary. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a "significant subsidiary" as that term is defined in Rule 1.02(w) of the Regulation S-X under the Securities Exchange Act of 1934.

                                                                STATE OR
NAME                                                            JURISDICTION OF ENTITY
----                                                            ----------------------
Merrill Lynch & Co., Inc. ..................................    Delaware
  Merrill Lynch, Pierce, Fenner & Smith Incorporated (1)....    Delaware
     Merrill Lynch Life Agency Inc. (2).....................    Washington
     Merrill Lynch Professional Clearing Corp. (3)..........    Delaware

                                                                STATE OR
NAME                                                            JURISDICTION OF ENTITY
----                                                            ----------------------
  Merrill Lynch Capital Services, Inc. .....................    Delaware
     Merrill Lynch Commodities, Inc. .......................    Delaware
       Merrill Lynch Commodities (Europe) Holdings
          Limited...........................................    England
          Merrill Lynch Commodities (Europe) Limited........    England
            Merrill Lynch Commodities (Europe) Trading
               Limited......................................    England
            Merrill Lynch Commodities GmbH..................    Germany
  Merrill Lynch Government Securities, Inc. ................    Delaware
     Merrill Lynch Money Markets Inc. ......................    Delaware
  Merrill Lynch Group, Inc. ................................    Delaware
     Investor Protection Insurance Company..................    Vermont
     Merrill Lynch Credit Reinsurance Limited...............    Bermuda
     FAM Distributors, Inc. ................................    Delaware
     Merrill Lynch Investment Managers Group Limited (4)....    England
       Merrill Lynch Investment Managers (Channel Island)
          Limited (4).......................................    England
       Merrill Lynch Investment Managers (Dublin) Limited
          (4)...............................................    Ireland
       Merrill Lynch Investment Managers Limited (Australia)
          (4)...............................................    Australia
       Merrill Lynch Pensions Limited.......................    England
       Merrill Lynch Investment Managers (Isle of Man)
          Holdings Limited (4)..............................    Isle of Man
            Merrill Lynch Fund Managers (Isle of Man)
               Limited......................................    Isle of Man
       Merrill Lynch Investment Managers Holdings Limited...    England
       Merrill Lynch Investment Managers Limited............    England
            Merrill Lynch Fund Managers Limited.............    England
            Merrill Lynch Investment Managers Societa di
               Gestione del Risparmio S.p.A. ...............    Italy
            Merrill Lynch Investment Managers International
               Limited......................................    England
     Princeton Services, Inc. ..............................    Delaware
       Fund Asset Management, L.P. (5)......................    Delaware
            IQ Investment Advisors LLC......................    Delaware
       Merrill Lynch Investment Managers, L.P. (5)..........    Delaware
            Merrill Lynch Investment Managers, LLC..........    Delaware
            Merrill Lynch Alternative Investments LLC.......    Delaware
       Princeton Administrators, L.P. (5)...................    Delaware
     Merrill Lynch Bank & Trust Co. ........................    New Jersey
       Financial Data Services, Inc. .......................    Florida
            ML Mortgage Holdings Inc. ......................    Delaware
     Merrill Lynch Insurance Group, Inc. ...................    Delaware
       Merrill Lynch Life Insurance Company.................    Arkansas
       ML Life Insurance Company of New York................    New York
       Roszel Advisors, LLC.................................    Delaware
     Merrill Lynch International Finance Corporation........    New York
       Merrill Lynch International Bank Limited.............    England
            Majestic Acquisitions Limited...................    England

                                                                STATE OR
NAME                                                            JURISDICTION OF ENTITY
----                                                            ----------------------
               Mortgage Holdings Limited....................    England
                 Mortgages PLC..............................    England
                 Genesis Home Loans PLC.....................    England
                 Mortgages 1 Limited........................    England
            Merrill Lynch Bank (Suisse) S.A. ...............    Switzerland
               MLBS Fund Management S.A. ...................    Switzerland
       Merrill Lynch Group Holdings Limited.................    Ireland
            Merrill Lynch Capital Markets Bank Limited......    Ireland
     Merrill Lynch Diversified Investments, Inc. ...........    Delaware
          Merrill Lynch Credit Products, L.L.C. ............    Delaware
            Merrill Lynch Mortgage Capital Inc. ............    Delaware
               Merrill Lynch Mortgage Lending, Inc. ........    Delaware
               Wilshire Credit Corporation..................    Delaware
     Merrill Lynch Trust Company, FSB.......................    Federal
     MLDP Holdings, Inc. ...................................    Delaware
       Merrill Lynch Derivatives Products AG................    Switzerland
     ML IBK Positions, Inc. ................................    Delaware
       Merrill Lynch PCG, Inc. .............................    Delaware
       Merrill Lynch Capital Corporation....................    Delaware
     ML Leasing Equipment Corp. (6).........................    Delaware
     Merrill Lynch Canada Holdings Company..................    Nova Scotia
       Merrill Lynch Canada Finance Company.................    Nova Scotia
       Merrill Lynch & Co., Canada Ltd. ....................    Ontario
            Merrill Lynch Financial Assets Inc. ............    Canada
            Merrill Lynch Canada Inc. ......................    Canada
  Merrill Lynch Bank USA....................................    Utah
     MLBUSA Funding Corporation.............................    Delaware
     Merrill Lynch Business Financial Services Inc. (7).....    Delaware
     Merrill Lynch Credit Corporation.......................    Delaware
       Merrill Lynch NJ Investment Corporation..............    New Jersey
     Merrill Lynch Utah Investment Corporation..............    Utah
     Merrill Lynch Community Development Company, LLC.......    New Jersey
     Merrill Lynch Commercial Finance Corp. ................    Delaware
     Merrill Lynch Private Finance Inc. ....................    Delaware
  Merrill Lynch International Incorporated..................    Delaware
     Merrill Lynch Futures (Hong Kong) Limited..............    Hong Kong
     Merrill Lynch Taiwan Limited...........................    Taiwan
     Merrill Lynch International Bank.......................    Federal
     Merrill Lynch Reinsurance Solutions LTD................    Bermuda
     Merrill Lynch (Australasia) Pty Limited................    New South Wales, Australia
       Merrill Lynch Finance (Australia) Pty Limited........    Victoria, Australia
       Merrill Lynch Markets (Australia) Pty Limited........    New South Wales, Australia
            Merrill Lynch Private (Australia) Limited.......    Victoria, Australia
            Merrill Lynch Equities (Australia) Limited......    Victoria, Australia

                                                                STATE OR
NAME                                                            JURISDICTION OF ENTITY
----                                                            ----------------------
            Berndale Securities Limited.....................    Victoria, Australia
               Merrill Lynch (Australia) Nominees Pty
                 Limited....................................    New South Wales, Australia
            Merrill Lynch International (Australia) Pty
               Limited......................................    New South Wales, Australia
               Merrill Lynch (Australia) Futures Limited....    New South Wales, Australia
               Merrill Lynch Private (Australia) Limited....    New South Wales, Australia
     Merrill Lynch International Holdings Inc. .............    Delaware
       PT Merrill Lynch Indonesia...........................    Indonesia
       Merrill Lynch Bank and Trust Company (Cayman)            Cayman Islands, British West
          Limited...........................................      Indies
            Institucion Financiera Externa Merrill Lynch
               Bank (Uruguay) S.A. .........................    Uruguay
            Merrill Lynch Espanola Agencia de Valores
               S.A. ........................................    Spain
          Merrill Lynch Capital Markets AG (8)..............    Switzerland
          Merrill Lynch Europe PLC..........................    England
            Merrill Lynch Asset Management U.K. Limited.....    England
            Merrill Lynch Global Asset Management Limited...    England
            Merrill Lynch, Pierce, Fenner & Smith Limited...    England
            Merrill Lynch Administration Services
               (Luxembourg) S.a r.l. .......................    Luxembourg
            ML UK Capital Holdings (9)......................    England
               Merrill Lynch International (10).............    England
            Merrill Lynch Capital Markets Espana S.A.,
               S.V. ........................................    Spain
            Merrill Lynch (Singapore) Pte. Ltd. (11)........    Singapore
          Merrill Lynch South Africa (Pty) Ltd. (12)........    South Africa
          Merrill Lynch Mexico, S.A. de C.V., Casa de
            Bolsa...........................................    Mexico
          Merrill Lynch Argentina S.A. .....................    Argentina
          Merrill Lynch Pierce Fenner & Smith de Argentina
            S.A.F.M. y de M.................................    Argentina
          Banco Merrill Lynch de Investimentos S.A. ........    Brazil
            Merrill Lynch S.A. Corretora de Titulos e
               Valores Mobiliarios..........................    Brazil
          Merrill Lynch S.A. ...............................    Luxembourg
          Merrill Lynch Europe Ltd. ........................    Cayman Islands, British West
                                                                  Indies
          Merrill Lynch France S.A.S. ......................    France
            Merrill Lynch Capital Markets (France)
               S.A.S. ......................................    France
            Merrill Lynch, Pierce, Fenner & Smith SAS.......    France
          Merrill Lynch (Asia Pacific) Limited..............    Hong Kong
            Merrill Lynch Far East Limited..................    Hong Kong
     Merrill Lynch Japan Securities Co., Ltd. ..............    Japan
          Merrill Lynch Japan Finance Co., Ltd. ............    Japan
  Herzog, Heine, Geduld, LLC................................    Delaware
  Merrill Lynch Financial Markets Inc. .....................    Delaware

---------------
 (1) Also conducts business under the name "Merrill Lynch & Co."

 (2) Similarly named affiliates and subsidiaries that engage in the sale of insurance and annuity products are incorporated in various other jurisdictions.

 (3) The preferred stock of the corporation is owned by an unaffiliated group of investors.

 (4) Held through several intermediate holding companies.

 (5) Princeton Services, Inc. is the general partner and ML & Co. is the limited partner of these partnerships.

 (6) This corporation has 31 direct and indirect subsidiaries operating in the United States and serving as either general partners or associate general partners of limited partnerships.

 (7) Also conducts business under the name "Merrill Lynch Capital."

 (8) Also conducts business under the names "Merrill Lynch Capital Markets S.A." and "Merrill Lynch Capital Markets Ltd."

 (9) Held through intermediate subsidiaries.

(10) Partially owned by another indirect subsidiary of ML & Co.

(11) Held through intermediate subsidiaries.

(12) Held through intermediate subsidiaries.

ITEM 27. NUMBER OF CONTRACTS

     As of the date hereof, there are no owners of the Contracts.

ITEM 28. INDEMNIFICATION

     The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable:

AMENDED AND RESTATED BY-LAWS OF MERRILL LYNCH LIFE INSURANCE COMPANY, ARTICLE VI

SECTIONS 1, 2, 3 AND 4 - INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND INCORPORATORS

SECTION 1. ACTIONS OTHER THAN BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 2. ACTIONS BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the Court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other Court shall deem proper.

SECTION 3. RIGHT TO INDEMNIFICATION. To the extent that a director, officer or employee of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

SECTION 4. DETERMINATION OF RIGHT TO INDEMNIFICATION. Any indemnification under Sections 1 and 2 of this Article (unless ordered by a Court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

BY-LAWS OF MERRILL LYNCH & CO., INC.,

SECTION 2 - INDEMNIFICATION BY CORPORATION

     Any persons serving as an officer, director or trustee of a corporation, trust, or other enterprise, including the Registrant, at the request of Merrill Lynch are entitled to indemnification from Merrill Lynch, to the fullest extent authorized or permitted by law, for liabilities with respect to actions taken or omitted by such persons in any capacity in which such persons serve Merrill Lynch or such other corporation, trust, or other enterprise. Any action initiated by any such person for which indemnification is provided shall be approved by the Board of Directors of Merrill Lynch prior to such initiation.

OTHER INDEMNIFICATION

     There is no indemnification of the principal underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, with respect to the Contract.

     The indemnity agreement between Merrill Lynch Life Insurance Company ("Merrill Lynch Life") and its affiliate Merrill Lynch Life Agency Inc. ("MLLA"), with respect to MLLA's general agency responsibilities on behalf of Merrill Lynch Life and the Contract, provides:

        Merrill Lynch Life will indemnify and hold harmless MLLA and all persons associated with MLLA as such term is defined in Section 3(a) (21) of the Securities Exchange Act of 1934 against all claims, losses, liabilities and expenses, to include reasonable attorneys' fees, arising out of the sale by MLLA of insurance products under the above-referenced Agreement, provided that Merrill Lynch Life shall not be bound to indemnify or hold harmless MLLA or its associated persons for claims, losses, liabilities and expenses arising directly out of the willful misconduct or negligence of MLLA or its associated persons.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registration pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. There is no indemnification of the principal underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, with respect to the Contract.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) Merrill Lynch, Pierce, Fenner & Smith Incorporated also acts as principal underwriter for the following additional funds: CBA Money Fund; CMA Government Securities Fund; CMA Money Fund; CMA Tax-Exempt Fund; CMA Treasury Fund; CMA Multi-State Municipal Series Trust; WCMA Money Fund; WCMA Government Securities Fund; WCMA Tax-Exempt Fund; WCMA Treasury Fund; The Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities; The Fund of Stripped ("Zero") U.S. Treasury Securities; Merrill Lynch Trust for Government Securities; MLIG Variable Insurance Trust; Municipal Income Fund; Municipal Investment Trust Fund; Defined Asset Funds; Corporate Income Fund; Government Securities Income Fund; Equity Investor Fund; and Preferred Income Strategies Fund, Inc.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated also acts as principal underwriter for the following additional accounts: ML of New York Variable Annuity Separate Account A; ML of New York Variable Annuity Separate Account A; ML of New York Variable Annuity Separate Account B; ML of New York Variable Annuity Separate Account D; Merrill Lynch Variable Life Separate Account; Merrill Lynch Life Variable Life Separate Account II; Merrill Lynch Life Variable Annuity Separate Account; Merrill Lynch Life Variable Annuity Separate Account B; Merrill Lynch Life Variable Annuity Separate Account C; Merrill Lynch Life Variable Annuity Separate Account D; ML of New York Variable Life Separate Account; ML of New York Variable Life Separate Account II and ML of New York Variable Annuity Separate Account.

     (b) The directors, president, treasurer and executive vice presidents of Merrill Lynch, Pierce, Fenner & Smith Incorporated are as follows:

           NAME AND PRINCIPAL
            BUSINESS ADDRESS                 POSITIONS AND OFFICES WITH UNDERWRITER
           ------------------               -----------------------------------------
Candace E. Browning                         Director and Senior Vice President
Gregory J. Fleming                          Director and Executive Vice President
James P. Gorman                             Director, Chairman of the Board and Chief
                                              Executive Officer
Do Woo Kim                                  Director and Executive Vice President
Carlos M. Morales                           Director and Senior Vice President
Rosemary T. Berkery                         Executive Vice President
Ahmass L. Fakahany                          Executive Vice President
Allen G. Braithwaite, III                   Treasurer

---------------

     Business address for all persons listed: 4 World Financial Center, New York, NY 10080.

     (c) Not applicable

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books, and records required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the depositor at the principal executive offices at 1300 Merrill Lynch Drive, 2nd Floor, Pennington, New Jersey 08534 and the Service Center at 4804 Deer Lake Drive East, Jacksonville, Florida 32246.

ITEM 31. MANAGEMENT SERVICES

     Not Applicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

     (a) Registrant undertakes to file a post-effective amendment to the Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communications affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

     (c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (d) Merrill Lynch Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Merrill Lynch Life Insurance Company.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Merrill Lynch Life Variable Annuity Separate Account C, has caused this Registration Statement to be signed on its behalf, in the Borough of Pennington, State of New Jersey, on this 24th day of May, 2005.

                                           Merrill Lynch Life Variable
                                           Annuity
                                           Separate Account C
                                                   (Registrant)


Attest: /s/ EDWARD W. DIFFIN, JR.              By: /s/ BARRY G. SKOLNICK
       --------------------------------------  -----------------------------------------
       Edward W. Diffin, Jr.                       Barry G. Skolnick
       Vice President and Senior Counsel           Senior Vice President and General Counsel

                                           Merrill Lynch Life Insurance
                                           Company
                                                    (Depositor)


Attest: /s/ EDWARD W. DIFFIN, JR.              By: /s/ BARRY G. SKOLNICK
        -------------------------------------  -----------------------------------------
        Edward W. Diffin, Jr.                      Barry G. Skolnick
        Vice President and Senior Counsel          Senior Vice President and General Counsel

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 24, 2005.

                  SIGNATURE                                        TITLE
                  ---------                                        -----

                      *                        Director, Senior Vice President, and Chief
---------------------------------------------    Actuary
              Deborah J. Adler

                      *                        Director and Chairman of the Board
---------------------------------------------
             H. McIntyre Gardner

                      *                        Director and Senior Vice President
---------------------------------------------
            Christopher J. Grady

                      *                        Director, Senior Vice President, Chief
---------------------------------------------    Financial Officer, and Treasurer
              Joseph E. Justice

                      *                        Director, President, and Chief Executive
---------------------------------------------    Officer
             Nikos K. Kardassis

         *By: /s/ BARRY G. SKOLNICK            In his own capacity as Director, Senior Vice
---------------------------------------------    President, and General Counsel, and as
              Barry G. Skolnick                  Attorney-In-Fact